EXECUTION VERSION

TEMBEC INDUSTRIES INC.

as Issuer

and

THE GUARANTORS PARTY HERETO

____________________

9% SENIOR SECURED NOTES DUE 2019

____________________

INDENTURE

DATED AS OF October 1, 2014
____________________

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee

_____________________

COMPUTERSHARE TRUST COMPANY OF CANADA

as Collateral Agent

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-ii-

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EXHIBITS

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            This Indenture, dated as of October 1, 2014, is by and among Tembec Industries Inc., a corporation incorporated and existing under the federal laws of Canada (the “Company”), the Company's parent, Tembec Inc., a corporation incorporated and existing under the federal laws of Canada, as a guarantor (“Tembec Inc.”), the other Guarantors (as defined herein), Wilmington Trust, National Association, as trustee (in such capacity and not in its individual capacity, the “Trustee”) and Computershare Trust Company of Canada, as collateral agent (in such capacity and not in its individual capacity, the “Collateral Agent”).

            Each party hereto agrees as follows for the benefit of the other parties hereto and for the equal and ratable benefit of the Holders of (i) the Company's US$375,000,000 9% Senior Secured Notes due 2019 issued on the date hereof (the “Initial Notes”) and (ii) Additional Notes (as defined herein) issued from time to time (together with the Initial Notes and, in each case, any Notes issued in replacement or substitution therefor in accordance with the provisions of this Indenture, the “Notes”).

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

            SECTION 1.1        Definitions.

            “Acquired Debt” means Debt of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed by the Company, Tembec Inc. or a Restricted Subsidiary in connection with the acquisition of assets from such Person; provided, however, that Debt of such Person which is redeemed, defeased, retired, or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such asset acquisition shall not be Acquired Debt.

            “Additional Notes” means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.2 and 4.9 hereof, of the same series as the Initial Notes.

            “Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing.

            “Agent” means any Registrar, co-register Paying Agent or additional paying agent.

            “Applicable Premium” means, with respect to any Note on any applicable redemption date, as calculated by the Company, the greater of:

            (1)        1.00% of the then outstanding principal amount of the Note; and

            (2)        the excess of:

            (a)        the present value at such redemption date of (i) the redemption price of the Note at October 15, 2016 (such redemption price being set forth in the table appearing in Section 3.7(b), plus (ii) all required interest payments due on the Note through October 15, 2016 (excluding accrued but unpaid interest to such redemption date), in each case, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)        the then outstanding principal amount of the Note.

            “Asset Acquisition” means:

            (a)        an Investment by Tembec Inc. or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary (including the redesignation of an Unrestricted Subsidiary), or shall be merged with or into Tembec Inc. or any of its Restricted Subsidiaries; or

            (b)        the acquisition by Tembec Inc. or any of its Restricted Subsidiaries of the assets of any Person (other than Tembec Inc. or any of its Restricted Subsidiaries) which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

            “Asset Sale” means:

            (a)        the sale, lease, transfer, conveyance or other disposition (each referred to for the purposes of this definition as a “disposition”) of any assets of Tembec Inc. or any of its Restricted Subsidiaries outside the ordinary course in any single transaction or series of related transactions; provided that the disposition of all or substantially all of the consolidated assets of Tembec Inc. and its Restricted Subsidiaries taken as a whole, or the Company and its Restricted Subsidiaries taken as a whole, as applicable, will be governed by Section 4.14 and/or Section 5.1 and not by Section 4.10; and

            (b)        the issue or sale by Tembec Inc. or any of its Restricted Subsidiaries of Equity Interests in any of Tembec Inc.'s Restricted Subsidiaries (other than Equity Interests in the Company or Tembec Inc. or directors' qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law).

provided, however, that the term “Asset Sale” shall exclude:

            (a)        any disposition of Equity Interests, property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions US$5.0 million;

            (b)        dispositions of (i) cash, (ii) Cash Equivalents or (iii) other Investments in existence on the Issue Date that are properly characterized under IFRS as cash and cash equivalents, short term investments, restricted cash or long term investments;

            (c)        the disposition, abandonment or lease of equipment, products, services, and inventory in the ordinary course of business and any disposition or abandonment of damaged, worn-out, surplus, obsolete or permanently retired assets or assets that, in the good faith judgment of the Company, are no longer used or useful in its business;

            (d)        the sale and leaseback of any assets within 90 days of the acquisition thereof;

            (e)        a Restricted Payment that is permitted by Section 4.7 or a Permitted Investment;

            (f)        any trade-in of equipment in exchange for other equipment in the ordinary course of business;

            (g)        the Incurrence of a Lien otherwise than in contravention of Section 4.12 (and the exercise of any power of sale or other remedy thereunder);

            (h)        leases, assignments or subleases in the ordinary course of business of Tembec Inc. and its Subsidiaries to third persons not interfering in any material respect with the business of Tembec Inc. or any of its Restricted Subsidiaries and otherwise not prohibited under this Indenture;

            (i)        dispositions (i) by a Restricted Subsidiary to Tembec Inc. or (ii) by Tembec Inc. or a Restricted Subsidiary to a Restricted Subsidiary;

            (j)        issuances of Equity Interests by a Restricted Subsidiary to Tembec Inc. or to a Restricted Subsidiary;

            (k)        dispositions of accounts receivable including (i) in connection with the collection or compromise thereof or (ii) pursuant to Existing Factoring Agreements;

            (l)        any surrender or waiver of contract rights or the settlement, release, or surrender of contract, tort, intangible claims or other claims;

            (m)        licensing of intellectual property;

            (n)        dispositions of accounts receivable, or a fractional undivided interest therein, by a Receivable Subsidiary in a Receivables Transaction;

            (o)        dispositions of accounts receivable to a Receivable Subsidiary pursuant to a Receivables Transaction for the Fair Market Value thereof; including cash in an amount at least equal to 90% of the Fair Market Value thereof. For the purposes of this clause (o), Purchase Money Notes will be deemed to be cash;

            (p)        the unwinding of any Hedging Obligations;

            (q)        any sale of Equity Interests in, or Debt or other securities of, an Unrestricted Subsidiary;

            (r)        the issuance by Tembec Inc. or any of its Restricted Subsidiaries of Disqualified Stock that is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt”;

            (s)        dispositions to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements; or

            (t)        dispositions to the extent made pursuant to casualty events or business interruption.

            For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is part thereof is effected.

            “Asset Sale Offer” means an Offer to Purchase required to be made by the Company pursuant to Section 4.10 to all Holders.

            “Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with IFRS) of the obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may, at the option of the lessor, be extended); provided, however, that if such Sale and Leaseback transaction results in a Capital Lease Obligation, the amount of Debt represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

            “Bankruptcy Law” means any of Title 11 of the United States Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), and the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, liquidation or other similar law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

            “Board of Directors” means (i) with respect to Tembec Inc. or any of its Restricted Subsidiaries, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

            “Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of Tembec Inc. or any Restricted Subsidiary to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

            “Borrowing Base” means, at any time, an amount equal to the sum of (1) 90% of the book value of the accounts receivable of Tembec Inc. and its Restricted Subsidiaries and (2) 70% of the book value of the inventory of Tembec Inc. and its Restricted Subsidiaries, in each case, calculated in accordance with IFRS.

            “Business Day” means any day other than a Legal Holiday.

            “Canadian Guarantee” means that certain guarantee attached hereto as Exhibit D executed by the initial Canadian Guarantors on the Issue Date.

            “Canadian Guarantor” means Tembec Inc. and any Restricted Subsidiary (other than the Company) that is organized under the laws of Canada or any province or territory thereof that is required to execute and that executes a Note Guarantee (including by way of a counterpart thereto, in the case of the Canadian Guarantee) in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of this Indenture.

            “Canadian Legend” means, in respect of any Notes, the legend identified in Exhibit A as being the Canadian Legend.

            “Canadian Securities Legislation” means the securities laws of each of the provinces and territories of Canada and the respective regulations, rules, rulings, decisions and orders made thereunder, together with the multilateral or national instruments and notices issued or adopted by the securities commissions or securities regulatory authorities in such provinces or territories.

            “Capital Lease Obligation” means, as to any Person, the obligation of such Person under a lease that is required to be classified and accounted for as a capital lease or finance lease obligation under IFRS as in effect on the Issue Date; and the amount of such obligation shall be the capitalized amount of such obligation determined in accordance with IFRS; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated or prepaid by the lessee without payment of a penalty. For purposes of Section 4.12, a Capital Lease Obligation shall be deemed secured by a Lien on the property being leased.

            “Capital Stock” means:

            (1)        in the case of a corporation, corporate stock or shares;

            (2)        in the case of an association or business entity other than a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) similar to corporate stock;

            (3)        in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

            (4)        any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of the issuing Person.

            “Cash Equivalents” means:

            (a)        United States dollars, Canadian dollars, Euros or, in the case of any Foreign Subsidiary, such other local currencies held by it from time to time in the ordinary course of business;

            (b)        securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by the United States government or the Canadian government, or by any state, commonwealth, territory or province of the United States of America or Canada, or, in each case, by any political subdivision or taxing authority thereof;

            (c)        certificates of deposit, demand deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank organized under the laws of the United States or Canada, or any state, territory, commonwealth or province thereof, or the District of Columbia, having capital and surplus in excess of US$500.0 million;

            (d)        repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

            (e)        commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within one year after the date of acquisition or with respect to commercial paper in Canada, a rating in the “R-1” or “R-2” category by the Dominion Bond Rating Service Limited;

            (f)        money market funds at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (e) of this definition; and

            (g)        instruments and investments of the type and maturity described in clauses (a) through (f) denominated in any foreign currency or of foreign obligors, which investments or obligors are, in the reasonable judgment of the Company, comparable in credit quality to those referred to above.

            “Cash Management Agreements” means any agreement providing for treasury, depository, purchasing card or cash management services, including in connection with any automated clearing house transfer of funds or any similar transaction.

            “Certificated Notes” means Notes that are in the form of Exhibit A attached hereto, including the applicable legend or legends set forth in Exhibit A.

            “Change of Control” means the occurrence of any of the following events:

            (a)        any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), becoming the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Stock in Tembec Inc. or the Company (except in the case of the Company, Tembec Inc. or one of its Subsidiaries); or

            (b)        Tembec Inc. or any Restricted Subsidiary sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of Tembec Inc.'s and its Restricted Subsidiaries' assets (determined on a consolidated basis) to any Person other than Tembec Inc. or a Restricted Subsidiary of Tembec Inc.

            Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Tembec Inc. becomes a direct or indirect wholly-owned Subsidiary of a company and (2) (a) the direct or indirect holders of the Voting Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of Tembec Inc.'s Voting Stock immediately prior to that transaction or (b) no “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of such ultimate parent holding company.

            “Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

            “Collateral” has the meaning assigned to it in the Security Documents and, subject to the terms thereof, includes all of the property and undertaking of the Company and each Guarantor owned on the Issue Date or thereafter acquired and all of the property and undertaking in which the Company and each Guarantor has on the Issue Date or thereafter acquires any interest, in each case, other than Excluded Assets.

            “Collateral Agent” means Computershare Trust Company of Canada, in its capacity as Collateral Agent under this Indenture and the Security Documents together with its successors in such capacity.

            “Commodity Agreement” means any futures contract, forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent on, fluctuations in commodity prices.

            “Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person's common stock, whether or not outstanding on the Issue Date, and includes all series and classes of such common stock.

            “Company” has the meaning set forth in the preamble hereto until a successor replaces it in accordance with the applicable provisions of this Indenture and, thereafter, means the successor.

            “Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

            (i)           the sum, without duplication, of the amounts for such period, taken as a single accounting period, of:

            (a)        Consolidated Net Income;

            (b)        Consolidated Non-cash Charges;

            (c)        Consolidated Fixed Charges to the extent the same was deducted in computing Consolidated Net Income;

            (d)        Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses);

            (e)        any expenses or charges related to any transaction or series of transactions constituting an equity offering, Permitted Investment, recapitalization or Incurrence of Debt permitted to be Incurred by this Indenture (whether or not successful) or related to the offering of the Notes;

            (f)        to the extent covered by insurance and actually reimbursed, or, so long as Tembec Inc. has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 90 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption; provided that (x) if Consolidated Cash Flow Available for Fixed Charges is increased as a result of any amounts received from an insurer in respect of such a liability, casualty event or business interruption and the right to be so reimbursed was used in a prior period to increase Consolidated Cash Flow Available for Fixed Charges pursuant to this clause (f), such amounts received shall be excluded from Consolidated Cash Flow Available for Fixed Charges and (y) to the extent the actual reimbursement received is less than the expected reimbursement amount excluded in a prior period pursuant to this clause (f), Consolidated Cash Flow Available for Fixed Charges shall be reduced by the difference in the period in which such lower actual reimbursement amounts are received or in which a final judgment of a court of competent jurisdiction is made that Tembec Inc. is entitled to no reimbursement; and

            (g)        any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of Tembec Inc. and deducted (and not added back) in computing Consolidated Net Income; provided that the aggregate amount of all charges, expenses and costs added back under this clause (g) shall not to exceed 15% of Consolidated Cash Flow Available for Fixed Charges for any consecutive four-quarter period (calculated prior to giving effect to any add back under this clause (g)); less

            (ii)         non-cash items increasing Consolidated Net Income for such period, other than (I) the accrual of revenue in the ordinary course or consistent with past practice, and (II) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

            “Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated Cash Flow Available for Fixed Charges of such Person for the four most recent full fiscal quarters, treated as one period, for which internal financial statements are available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four-Quarter Period”) to the Consolidated Fixed Charges of such Person for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow Available for Fixed Charges and Consolidated Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

            (a)        the Incurrence of any Debt (other than working capital borrowings under any revolving credit facility in the ordinary course of business) of Tembec Inc. or any of its Restricted Subsidiaries (and the application of the proceeds thereof) and any repayment of other Debt (other than working capital borrowings under any revolving credit facility in the ordinary course of business) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Incurrence (and the application of the proceeds thereof) or repayment, as the case may be, occurred on the first day of the Four-Quarter Period; and

            (b)        any Asset Sale or Asset Acquisition (including any Asset Acquisition giving rise to the need to make such calculation as a result of Tembec Inc. or any of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) Incurring Acquired Debt) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition occurred on the first day of the Four-Quarter Period and giving effect to any pro forma expense and cost reductions associated with any such Asset Acquisition or Asset Sale.

            For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Tembec Inc. or the Company, which may include operating expense reductions and operating improvements or synergies for such period that have been realized or are reasonably expected to be realized within 12 months of such transaction. Any calculation may include adjustments appropriate to reflect all adjustments included in the calculation of Further Adjusted EBITDA set forth in footnote three to the “Summary—Summary Historical Consolidated Financial and Operating Data” in the Offering Memorandum.

            In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Fixed Charge Coverage Ratio:

            (a)        interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter (other than working capital borrowings under any revolving credit facility incurred in the ordinary course of business) shall be deemed to have accrued at the average rate per annum on such Debt during the Four Quarter Period (or if less, such period of time that it was outstanding);

            (b)        if interest on any Debt (other than working capital borrowings under any revolving credit facility incurred in the ordinary course of business) actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

            (c)        notwithstanding clause (a) or (b) above, interest on Debt determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

            “Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

            (i)          Consolidated Interest Expense; and

            (ii)         all dividends and other distributions paid or accrued during such period in respect of Disqualified Stock of such Person and its Restricted Subsidiaries (other than dividends paid in Equity Interests not constituting Disqualified Stock), in each case, determined on a consolidated basis in accordance with IFRS.

            “Consolidated Income Tax Expense” means, with respect to any Person for any period, the provision for federal, provincial, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

            “Consolidated Interest Expense” means, with respect to any Person for any period the sum, without duplication, of:

            (i)            the interest expense of such Person and its Restricted Subsidiaries for such period, as determined on a consolidated basis in accordance with IFRS, including:

            (a)        any amortization of debt discount;

            (b)        the net cost under Interest Rate Agreements (including any amortization of discounts);

            (c)        the interest portion of any deferred payment obligation;

            (d)        all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptance financing or similar activities; and

            (e)        all accrued interest; plus

            (ii)         the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; plus

            (iii)        the interest expense on any Debt guaranteed by such Person and its Restricted Subsidiaries; plus

            (iv)         all capitalized interest of such Person and its Restricted Subsidiaries for such period; less

            (v)           interest income of such Person and its Restricted Subsidiaries for such period;

provided, however, that Consolidated Interest Expense will exclude the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses, including, but not limited to, any premiums, fees and expenses (including the amortization thereof) payable in connection with any refinancing or repayment of Debt.

            “Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with IFRS, adjusted by:

            (A)        excluding, to the extent included in calculating such net income, without duplication

            (i)           all extraordinary, non-recurring or unusual gains or losses (net of fees and expense relating to the transaction giving rise thereto), income, expenses or charges;

             (ii)          the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries;

            (iii)        gains or losses in respect of any Asset Sales after the Issue Date by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

            (iv)          the net income (loss) from any operations disposed of or discontinued after the Issue Date and any net gains or losses on such disposition or discontinuance, on an after-tax basis;

            (v)           solely for purposes of determining the amount available for Restricted Payments under clause (c) of the first paragraph of Section 4.7, the net income of any Restricted Subsidiary (other than a Guarantor) of such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its articles, charter or other similar document or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its shareholders (except to the extent of the amount of dividends or distributions that have actually been paid in the calculation period);

            (vi)          any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

            (vii)        any fees and expenses paid in connection with the issuance of the Notes;

            (viii)      the write-off of deferred financing costs, discounts and any charges relating to any premium or penalty paid, in each case accrued during such period in connection with the redemption or retirement of Debt with the proceeds of the Notes;

            (ix)          non-cash compensation expense incurred in connection with any issuance of Equity Interests to an employee of such Person or any Restricted Subsidiary;

            (x)           any net after-tax gains or losses attributable to the early extinguishment of Debt or Hedging Obligations;

            (xi)          any non-cash goodwill or asset impairment charge in accordance with IFRS; and

           (B)        including, without duplication, dividends from Persons that are not Restricted Subsidiaries actually received in cash by the Company, Tembec Inc. or any Restricted Subsidiary.

            Notwithstanding the foregoing, for the purpose of Section 4.7 only, there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any, distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under Section 4.7(c)(3) thereof.

            “Consolidated Net Tangible Assets” means, with respect to any Person, the aggregate amount of assets of such Person and its Restricted Subsidiaries (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of such Person but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of such Person and computed in accordance with IFRS.

            “Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash items and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS (excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period), including non-cash charges related to (i) any non-cash expense realized or resulting from the pricing or repricing or issuances of Equity Interests of Tembec Inc. or the Company to employees of the Company or other Persons (whether accruing at or subsequent to the time of such repricing or issuance), (ii) impairment of goodwill, intangibles or fixed assets, (iii) any loss on translation of foreign denominated debt, (iv) purchase accounting adjustments, and (v) restructuring charges, deferred financing costs, non-capitalized transaction costs and other non-cash charges incurred in connection with actual or proposed Investments, financings, refinancings, amendments or modifications to the Notes or other Debt, acquisitions or divestitures (including borrowings under Credit Facilities or the Tembec Energy Term Loans, the issuance of the Notes or any refinancing of any of the foregoing) of such Person for such period.

            “Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt of Tembec Inc. and its Restricted Subsidiaries that is secured by a Lien on the assets of Tembec Inc. or any of its Restricted Subsidiaries on the date of determination to (b) Consolidated Cash Flow Available for Fixed Charges of Tembec Inc. and its Restricted Subsidiaries for the then most recent Four-Quarter Period prior to such date for which Tembec Inc. has internal financial statements available, in each case with such pro forma adjustments to Consolidated Total Debt and Consolidated Cash Flow Available for Fixed Charges as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

            “Consolidated Total Debt” means, as of any date of determination, an amount equal to the aggregate amount of all outstanding Debt of Tembec Inc. and its Restricted Subsidiaries (excluding (x) Hedging Obligations and (y) any undrawn letters of credit issued in the ordinary course of business) determined on a consolidated basis in accordance with IFRS.

            “Corporate Trust Office” means an office of the Trustee at which at any time its corporate trust business shall be administered, which office at the Issue Date is located at 50 South Sixth Street, Suite 1290, Minneapolis, MN 55402, Attention: Tembec Industries Account Manager, or such other address as the Trustee may designate from time to time by written notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

            “Credit Facilities” means (i) that certain Credit Agreement dated as of March 4, 2011 (the “Revolving Credit Facility”) by and among Tembec Enterprises Inc., A.R.C. Resins Corporation, Tembec and the Company, as borrowers, the guarantors named therein, GE Canada Finance Holding Company, as administrative agent and collateral agent and the other lenders named therein, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity thereof, refinancing, replacing, supplementing or otherwise restructuring all or any portion of the Debt thereunder or increasing or supplementing the amount loaned or issued thereunder or altering the maturity thereof, whether pursuant to a credit agreement, indenture or other debt facility (any of the foregoing, an “Amendment”) and (ii) whether or not the financing agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Facilities,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to a Receivables Subsidiary or other special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers' acceptances), or (C) instruments or agreements evidencing any other Debt, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time; provided Tembec Inc. and the Restricted Subsidiaries, taken as a whole, do not incur Debt pursuant to any Amendment defined in clause (i) or any Debt incurred under clause (ii) in an aggregate principal amount at any time outstanding in excess of the maximum aggregate principal amount of Debt permitted to be incurred pursuant to clause (i) of the definition of “Permitted Debt.”

             “Credit Facility Obligations” means the Debt and other obligations which are secured by a Lien on the Collateral permitted by clause (b) of the definition of “Permitted Liens.”

            “Credit Facility Priority Collateral” has the meaning assigned to the term “ABL Priority Collateral” in the Intercreditor Agreement.

            “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

            “Custodian” means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, sequestrator or similar official under Bankruptcy Law or any other person with like powers.

            “Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (except letters of credit that are (x) secured by cash or Cash Equivalents, (y) issued under any Credit Facility or (z) securing obligations, other than obligations referred to in clauses (i), (ii) and (v), entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 10th Business Day following payment on the letter of credit), bankers' acceptances or similar facilities issued for the account of such Person; (iv) indebtedness for the deferred purchase price of property and all obligations created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets), in each case, excluding any trade payables or other current liabilities incurred in the ordinary course of business; (v) all Capital Lease Obligations (including Attributable Debt with regards to Sale and Leaseback Transactions) of such Person (but excluding obligations under operating leases); (vi) the maximum fixed redemption or repurchase price of Disqualified Stock in such Person at the time of determination; (vii) any Hedging Obligations of such Person at the time of determination; and (viii) all obligations of the types referred to in clauses (i) through (vii) of this definition of another Person, the payment of which (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, in each case if and to the extent that any of the foregoing (other than clauses (iii) and (viii) of this definition) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Debt shall be required to be determined pursuant to this Indenture; provided, however, that, if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with IFRS; (c) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

            Notwithstanding the foregoing, in connection with the purchase or sale by Tembec Inc. or any of its Restricted Subsidiaries of any assets or business, the term “Debt” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the other party may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided that the amount of such payment would not be required to be reflected on the face of a balance sheet prepared in accordance with IFRS.

            The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date.

            “Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

            “Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.3 as the Depositary with respect to the Notes, until a successor shall have been appointed pursuant to Section 2.6(b), and, thereafter, “Depositary” shall mean or include such successor.

            “Designated Non-cash Consideration” means non-cash consideration received by Tembec Inc. or any of its Restricted Subsidiaries in connection with an Asset Sale that is designated as “Designated Non-cash Consideration” pursuant to an Officer's Certificate setting forth the basis of determining the Fair Market Value thereof.

            “Discharge of Credit Facility Obligations” means (a) the payment in full in cash (or cash collateralized or defeased in accordance with the terms of the Credit Facilities or otherwise discharged in connection with any plan of reorganization, plan of arrangement or similar restructuring plan in an insolvency proceeding approved by the requisite percentage of lenders under the Credit Facilities) of all outstanding Credit Facility Obligations excluding Unasserted Contingent Obligations, (b) the termination of all commitments to extend credit under the Credit Facilities, and (c) there are no outstanding letters of credit or similar instruments issued under the Credit Facilities (other than such as have been cash collateralized or defeased in accordance with the terms of the Credit Facilities or otherwise discharged in connection with any plan of reorganization, plan of arrangement or similar restructuring plan in an insolvency proceeding approved by the requisite percentage of lenders under the Credit Facilities). For purposes of this definition, “Unasserted Contingent Obligations” shall mean at any time, any of the respective claims for taxes, costs, indemnification, reimbursements, damages and other liabilities (excluding (i) the principal of, and interest and premium (if any) on, and fees and expenses relating to, any respective claims, and (ii) contingent reimbursement obligations in respect of amounts that may be drawn under outstanding letters of credit) in respect of which no written assertion of liability and no written claim or demand for payment has been made at such time by the lenders under the Credit Facilities and the Holders of the Notes, respectively (and, in the case of claims for indemnification, no written claim or demand for indemnification has been issued by the indemnitee at such time).

            “Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

            (1)        matures or is mandatorily redeemable under a sinking fund obligation or otherwise;

            (2)        is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of Tembec Inc. or any of its Subsidiaries); or

            (3)        is redeemable, in whole or in part, at the option of the holder thereof;

in each case on or prior to the day that is 91 days after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring on or prior to the 91st day after the Stated Maturity of the Notes will not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable, as measured by the purchase or redemption price or the breadth of the definition of the event or events triggering such purchase or redemption obligation to the holders of such Capital Stock than the provisions of Section 4.10 and Section 4.14, respectively, and any such requirement becomes operative only after compliance with such corresponding terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

            “DTC” means The Depository Trust Company.

            “Equity Interests” in any Person means all Capital Stock in such Person and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock) in such Person.

            “Exchange Act” means the Securities Exchange Act of 1934, as amended.

            “Excluded Assets” has the meaning assigned to it in the Security Documents.

            “Existing Factoring Agreements” means those certain factoring agreements entered into by (i) Tembec Tartas with Natixis Factor, SA and (ii) Tembec Avébène S.A.S. with HSBC Factoring France (in each case, as described in the Offering Memorandum) in each case, as amended, restated, amended or restated, supplemented or otherwise modified in whole or in part from time to time.

            “Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

            “Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors of the Company.

            “Foreign Subsidiary” means any Subsidiary that is not organized or existing under the laws of Canada or any province or territory thereof, or the United States, any state thereof, any territory thereof, or the District of Columbia.

            “Four-Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

            “Global Note Legend” means the legend identified as such in Exhibit A hereto.

            “Global Notes” means the Notes in global form that are in the form of Exhibit A hereto, including the applicable legend or legends set forth in Exhibit A.

            “Guarantee” means, as applied to any Debt of another Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Debt. “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing.

            “Guarantor” means any U.S. Guarantor or Canadian Guarantor.

            “Hedging Obligations” of any Person means the obligations of such person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

            “Holder” means a Person in whose name a Note is registered on the Registrar's books.

            “IFRS” means generally accepted accounting standards as from time to time set forth in the statements issued by the International Accounting Standards Board (“IASB”) and includes International Financial Reporting Standards and interpretations approved by the IASB.

            “Immaterial Subsidiary” means any Restricted Subsidiary (a) the Consolidated Net Tangible Assets of which are less than 3.0% of the Consolidated Net Tangible Assets of Tembec Inc. and its consolidated Subsidiaries as of the end of the most recent full fiscal quarter for which internal financial statements are available immediately preceding the date of determination or (b) the consolidated total revenues of which are less than 3.0% of the consolidated total revenues of Tembec Inc. and its consolidated Subsidiaries as of the end of the four most recent full fiscal quarters, treated as one period, for which internal financial statements are available immediately preceding the date of determination, in each of the foregoing cases (a) and (b), determined in accordance with IFRS; provided that all such designated Restricted Subsidiaries may not in the aggregate have (x) Consolidated Net Tangible Assets constituting in excess of 5.0% of the Consolidated Net Tangible Assets of Tembec Inc. and its consolidated Subsidiaries (such determination to be made at the end of each fiscal year based upon the most recent full fiscal quarter for which internal financial statements are available) or (y) consolidated total revenues constituting in excess of 5.0% of the consolidated total revenues of Tembec Inc. and its consolidated Subsidiaries (such determination to be made at the end of each fiscal year based upon the four most recent full fiscal quarters, treated as one period, for which internal financial statements are available), in each of the foregoing cases (x) and (y), determined in accordance with IFRS; provided further, that upon any Restricted Subsidiary or group of Restricted Subsidiaries ceasing to comply with the foregoing requirements, Tembec Inc. will, to the extent necessary, comply with Section 4.17 in connection therewith.

            “Income Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

            “Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to IFRS or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in IFRS that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Restricted Subsidiary of Tembec Inc. shall be deemed to be Incurred at the time at which such Person becomes a Restricted Subsidiary of Tembec Inc. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by Tembec Inc. or a Restricted Subsidiary of Debt Incurred by Tembec Inc. or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

            (1)        amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

            (2)        the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Equity Interests in the form of additional Equity Interests of the same class and with the same terms;

            (3)        the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

            (4)        unrealized losses or charges in respect of Hedging Obligations.

 “Indenture” means this Indenture, as amended or supplemented from time to time.

“Initial Notes” has the meaning set forth in the preamble hereto.

“Initial Purchasers” means Deutsche Bank Securities Inc., RBC Capital Markets, LLC, CIBC World Markets Corp. and Imperial Capital, LLC.

            “Intercreditor Agreement” means, as the context may require, (i) the amended and restated intercreditor agreement, dated as of the Issue Date, among the Revolving Collateral Agent, the Collateral Agent, the Company and each Guarantor and (ii) any other intercreditor agreement that may be entered into after the Issue Date by the Company, any Guarantor and the Collateral Agent in connection with Credit Facilities not otherwise prohibited by this Indenture (which is not materially less favorable to the Collateral Agent and the holders of the Notes than the intercreditor agreement referred to in clause (i) of this definition) (as certified to by the Company in an Officer's Certificate delivered to the Trustee and the Collateral Agent), in each case, as it may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with the terms thereof and this Indenture.

            “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

            “Investment” means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the form of loans, advances (or other extensions of credit) or capital contributions (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person), including the following: (i) the purchase or acquisition of any Equity Interest or other evidence of beneficial ownership in another Person; and (ii) the purchase, acquisition or Guarantee of the obligations of another Person but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in the ordinary course of business; (b) the acquisition of property and assets (including inventory, supplies, materials and equipment or licenses or leases of intellectual property); (c) the purchase or acquisition of the business or assets of another Person; (d) prepaid expenses and workers' compensation, utility, lease and similar deposits, in the ordinary course of business; (e) negotiable instruments held for collection and endorsements for collection or deposit; and (f) commission, travel and similar advances to officers and employees made in the ordinary course of business. If Tembec Inc. or any Restricted Subsidiary of Tembec Inc. sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Tembec Inc. such that, after giving effect to any such disposition, such Person is no longer a Restricted Subsidiary of Tembec Inc., Tembec Inc. will be deemed to have made an Investment on the date of any such disposition equal to the Fair Market Value of Tembec Inc.'s Investments in such Person that were not sold or disposed of. The acquisition by Tembec Inc. or any Restricted Subsidiary of Tembec Inc. of a Person that holds an Investment in a third Person will be deemed to be an Investment by Tembec Inc. or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

            “Investment Grade Status” shall apply at any time the Notes receive both a rating equal to or higher than BBB- (or the equivalent) from S&P and a rating equal to or higher than Baa3 (or the equivalent) from Moody's.

            “Issue Date” means October 1, 2014, the date on which Notes are originally issued under this Indenture.

            “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York, or at a place of payment are authorized or required by law, regulation or executive order to remain closed. If a payment date in a place of payment is a Legal Holiday, payment shall be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

            “Lien” means, with respect to any property or other asset, any mortgage, pledge, hypothecation, security interest, lien (statutory or otherwise), charge or encumbrance of any kind or nature whatsoever on or with respect to such property or other asset (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

            “Moody’s” means Moody's Investors Service, Inc. and any successor thereto.

            “Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Cash Equivalents received, net of: (i) the direct costs and expenses of such Person incurred in connection with such a sale, including all legal, tax, investment banking, accounting, title and recording tax expenses, broker or finder fees, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under IFRS by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than Tembec Inc. or any Restricted Subsidiary thereof) in connection with such Asset Sale; (iii) distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction and (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with IFRS or amount placed in an escrow account or cash reserves for purposes of such an adjustment and escrowed amounts and amounts taken by Tembec Inc. or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with IFRS; provided, however, that any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

            “Note Custodian” means the Trustee when serving as custodian for the Depositary with respect to the Global Notes, or any successor entity thereto.

            “Note Documents” means this Indenture, the Notes, the Note Guarantees and the Security Documents.

            “Note Guarantee” means any Guarantee of the Notes by (i) any U.S. Guarantor pursuant to this Indenture and (ii) any Canadian Guarantor pursuant to the Canadian Guarantee (including by way of counterpart to the Canadian Guarantee).

            “Note Liens” means all Liens in favor of the Collateral Agent on Collateral securing the Note Obligations, including any Permitted Additional Pari Passu Obligations.

            “Note Obligations” means the Obligations of the Company and the Guarantors under this Indenture, the Notes and the Security Documents, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with this Indenture, the Notes and the performance of all other obligations to the Trustee, the Collateral Agent and the Holders under this Indenture, the Notes and the Security Documents, according to the respective terms thereof.

            “Notes” has the meaning set forth in the preamble to this Indenture.

            “Notes Priority Collateral” means the Collateral other than the Credit Facility Priority Collateral.

            “Obligations” means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnification, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnification, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

            “Offer” has the meaning set forth in the definition of “Offer to Purchase.”

            “Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid (or, to the extent permitted by applicable procedures or regulations, electronically), to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to this Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the delivery of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be sent by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

            (1)        the Section of this Indenture pursuant to which the Offer to Purchase is being made;

            (2)        the Expiration Date and the Purchase Date;

            (3)        the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Section 4.10);

            (4)        the purchase price to be paid by the Company for each US$1,000 principal amount of Notes accepted for payment (as specified pursuant to this Indenture);

            (5)        that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of US$1,000 principal amount;

            (6)        the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

            (7)        that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

            (8)        that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

            (9)        that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

            (10)      that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the fifth Business Day prior to the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender; and

            (11)      if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

            “Offering Memorandum” means the Offering Memorandum, dated September 24, 2014, related to the issuance of the Initial Notes on the Issue Date.

            “Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice-President of such Person.

            “Officer’s Certificate” means a certificate signed by an Officer of the Company or a Guarantor, as applicable.

            “Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to Tembec Inc. or any Subsidiary of Tembec Inc.

            “Pari Passu Indebtedness” means (1) the Notes and any Debt which ranks equally in right of payment to the Notes and, in respect of any Asset Sale involving Collateral, with an equal ranking Lien on the assets disposed of in such Asset Sale and (2) with respect to any Guarantor, its Note Guarantee and any Debt which ranks equally in right of payment to such Guarantor's Note Guarantee and, in respect of any Asset Sale involving Collateral, with an equal ranking Lien on the assets disposed of in such Asset Sale.

            “Participant” means, with respect to DTC, a Person who has an account with DTC, including the Euroclear System and Clearstream Banking, S.A..

            “Paying Agent” means any Person authorized by the Company to pay the principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance, covenant defeasance or similar payment with respect to, any Notes on behalf of the Company.

            “Permitted Additional Pari Passu Obligations” means obligations under any Additional Notes or any other Debt secured by the Collateral; provided that, if after giving effect to the Incurrence thereof the aggregate principal amount of Permitted Additional Pari Passu Obligations issued following the Issue Date would exceed US$50.0 million, then immediately after giving effect to the incurrence of such Permitted Additional Pari Passu Obligations, the Consolidated Secured Debt Ratio of Tembec Inc. and its Restricted Subsidiaries would be less than or equal to 3.0:1.0; provided that (i) the representative of such Permitted Additional Pari Passu Obligations (other than Additional Notes) executes a joinder agreement to the Security Agreement in the form attached thereto agreeing to be bound thereby and (ii) the Company has designated such Debt as “Permitted Additional Pari Passu Obligations” under the Security Agreement.

            “Permitted Business” means any business similar in nature to any business conducted by Tembec Inc. and its Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to the business conducted by Tembec Inc. and its Restricted Subsidiaries on the Issue Date, or a reasonable extension, development or expansion thereof, in each case, as determined in good faith by the Board of Directors of the Company, including, but not limited to the operation of cogeneration facilities (whether or not the primary fuel source is wood or any wood byproduct).

            “Permitted Collateral Liens” means Permitted Liens (other than Liens described in clauses (t) and (gg) of the definition thereof).

            “Permitted Debt” means

            (i)         (A) Debt Incurred pursuant to Credit Facilities (including amounts outstanding on the Issue Date) in an aggregate principal amount at any one time outstanding (which, for the avoidance of doubt; shall include any Debt outstanding under clause (B) of this clause (i)) not to exceed the greater of (x) US$250.0 million and (y) the Borrowing Base; provided that the amount of Debt that may be incurred under this clause (A) of this clause (i) shall be reduced by the amount of Debt incurred under clause (xxi) of this definition on a dollar for dollar basis; and (B) any Debt under Credit Facilities Incurred to refund or refinance Debt Incurred under clause (A) of this clause (i) (or successive refinancings);

            (ii)         Debt outstanding under the Notes (excluding any Additional Notes) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

            (iii)        Guarantees of the Notes;

            (iv)        Debt of Tembec Inc. or any of its Subsidiaries existing on the Issue Date (other than Debt described in clause (i), (ii) or (iii) above but including Debt outstanding under the Tembec Energy Term Loans on the Issue Date);

            (v)          intercompany Debt owed to Tembec Inc. or to any of its Restricted Subsidiaries; provided that if such Debt is owed by the Company or any Guarantor to a Restricted Subsidiary that is not a Guarantor, such Debt shall be subordinated in right of payment to the prior payment in full of the Company's or such Guarantor's Note Obligations;

            (vi)         Guarantees Incurred by the Company or Tembec Inc. of Debt of a Restricted Subsidiary otherwise permitted to be incurred under this Indenture;

            (vii)       Guarantees by Tembec Inc. or any of its Restricted Subsidiaries of Debt of Tembec Inc. or any of its Restricted Subsidiaries, including Guarantees by any Restricted Subsidiary of Debt under Credit Facilities; provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with Section 4.9 and (b) such Guarantees are subordinated in right of payment to the Note Guarantees to the same extent, if any, as the Debt being guaranteed is subordinated in right of payment to the Notes;

            (viii)      Debt incurred in respect of workers' compensation claims, self-insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds or obligations, bankers' acceptances, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by Tembec Inc. or any of its Restricted Subsidiaries in the ordinary course of business;

            (ix)        the Incurrence of Hedging Obligations by Tembec Inc. or any of its Restricted Subsidiaries except Hedging Obligations entered into for speculative purposes;

            (x)        the Incurrence of Debt by Tembec Inc. or any of its Restricted Subsidiaries represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, lease, installation or improvement of, or repairs, improvements or additions to, property (real or personal), plant or equipment used or useful in the business of Tembec Inc. or any of its Restricted Subsidiaries and Incurred within 270 days thereof; provided that at the time of Incurrence of any such Debt, the aggregate amount of Debt outstanding under this clause (x) does not exceed US$25.0 million;

            (xi)       Debt arising from agreements of Tembec Inc. or any of its Restricted Subsidiaries providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Equity Interests of a Restricted Subsidiary otherwise permitted under this Indenture;

            (xii)     the issuance by any of Tembec Inc.'s Restricted Subsidiaries to Tembec Inc. or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that: (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Tembec Inc. or its Restricted Subsidiaries (other than pursuant to a Permitted Lien until such Collateral has been foreclosed upon); and (b) any sale or other transfer of any such preferred stock to a Person that is not either Tembec Inc. or a Restricted Subsidiary of Tembec Inc. (other than pursuant to a Permitted Lien until such Collateral has been foreclosed upon); shall be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (xii);

            (xiii)    Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds; provided, however, that such Debt is extinguished within ten Business Days after the Company receiving notice of the Incurrence thereof;

            (xiv)      additional Debt of Tembec Inc. and its Restricted Subsidiaries in an aggregate principal amount at any time outstanding, including all Debt Incurred to renew, refund, refinance, replace, defease or discharge any Debt Incurred pursuant to this clause (xiv), not to exceed the greater of (a) US$75.0 million or (b) 7.5% of Total Assets at the time of such Incurrence; provided that the aggregate amount at any time outstanding of Debt of Restricted Subsidiaries that are not Guarantors (other than the Company) Incurred pursuant to this clause (xiv) shall not exceed US$25.0 million;

             (xv)        Refinancing Debt in respect of Debt permitted by clause (ii), (iii), (iv) or (x) above, this clause (xv), clause (xxiii) or (xxv) below or the first paragraph under Section 4.9;

            (xvi)       Permitted Additional Pari Passu Obligations of Tembec Inc. and its Restricted Subsidiaries in an aggregate principal amount not to exceed US$50.0 million at any time outstanding, including all Debt Incurred to renew, refund, refinance, replace, defease or discharge any such Obligations;

            (xvii)      Debt Incurred by Tembec Inc. or any of its Restricted Subsidiaries under the Unsecured Lines of Credit not to exceed US$5.0 million at any time outstanding, including all Debt Incurred to renew, refund, refinance, replace, defease or discharge any such Obligations;

            (xviii)     Debt of Tembec Inc. or any of its Restricted Subsidiaries consisting of the financing of insurance premiums or “take or pay” obligations in the ordinary course of business;

            (xix)        Debt consisting of promissory notes or similar Debt issued by Tembec Inc. or any of its Restricted Subsidiaries to current, future or former officers, directors and employees thereof, or to their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of Tembec Inc. or any of its Restricted Subsidiaries to the extent described in clause (iv) of the second paragraph of Section 4.7;

            (xx)       Debt Incurred by Tembec Inc. or any of its Restricted Subsidiaries, to the extent that the net proceeds thereof are promptly deposited with the Trustee to redeem the Notes in full or to defease or to satisfy and discharge the Notes;

            (xxi)      (x) Debt Incurred by a Receivables Subsidiary pursuant to a Receivables Transaction, (y) to the extent constituting Debt, Obligations of Tembec Inc. or any Restricted Subsidiary which is the seller or servicer (or any Obligations of Tembec Inc. or any Restricted Subsidiary in respect of a seller or servicer) in a Receivables Transaction in respect of any Standard Securitization Undertakings as to such Receivables Transaction or (z) Debt Incurred under the Existing Factoring Agreements and any Refinancing Debt Incurred to refund, refinance, renew, replace, repay, purchase, redeem, defease, retire or extend the Debt; provided that Debt Incurred under this clause (xxi) shall reduce the amount of Debt that may be incurred under clause (A) of clause (i) of this definition on a dollar for dollar basis; provided further that Debt Incurred pursuant to sub-clause (z) above shall not exceed, at any time outstanding, US$25.0 million, less the amount of Debt Incurred in reliance on clause (xvii) of this definition and then outstanding;

            (xxii)     additional Debt of the Company, Tembec Inc. and its Restricted Subsidiaries that are Guarantors owing to government sponsored enterprises in an aggregate principal amount at any time outstanding, including all Debt Incurred to renew, refund, refinance, replace, defease or discharge any Debt Incurred pursuant to this clause (xxii), not to exceed US$25.0 million; provided that any Debt Incurred to renew, refund, refinance, replace, defease or discharge any Debt Incurred pursuant to this clause (xxii) shall also be owing to government sponsored enterprises;

            (xxiii)    (x) Acquired Debt or (y) Debt of such Persons or Tembec Inc. or any of its Restricted Subsidiaries Incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of Tembec Inc. (including being designated as a Restricted Subsidiary) or was otherwise acquired by, or merged into or amalgamated, arranged or consolidated with Tembec Inc. or any of its Restricted Subsidiaries or

(B) otherwise in connection with, or in contemplation of, such acquisition, merger, amalgamation, arrangement or consolidation; provided, however, in each case set forth in clause (x) or (y), that at the time such Person is acquired or such Indebtedness was Incurred, either: (a) Tembec Inc. would have been able to Incur US$1.00 of additional Indebtedness pursuant to the first paragraph under the caption “Limitation on Incurrence of Debt” after giving effect to the Incurrence of such Indebtedness (including the use of proceeds therefrom) pursuant to this clause (xxiii); or (b) the Consolidated Fixed Charge Coverage Ratio of Tembec Inc. and its Restricted Subsidiaries would have been no lower than such ratio immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation after giving effect to the Incurrence of such Indebtedness (including the use of proceeds therefrom) pursuant to this clause (xxiii); provided that the aggregate amount at any time outstanding of Debt of Restricted Subsidiaries that are not Guarantors (other than the Company) Incurred pursuant to this clause (xxiii) shall not exceed US$25.0 million;

            (xxiv)         Debt of Tembec Inc. and any of its Restricted Subsidiaries in respect of Cash Management Agreements entered into in the ordinary course of business; and

            (xxv)          Debt of Tembec Inc. or any of its Restricted Subsidiaries constituting Tembec Energy Term Loan Obligations in an aggregate principal amount not to exceed US$10.0 million.

            “Permitted Investments” means:

            (a)        Investments in existence on the Issue Date and any extension, modification or renewal of any such Investments, but only to the extent not involving additional advances, contributions or increases thereof (other than as a result of accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms thereof); provided that the amount of any such Investments may be increased as otherwise permitted under this Indenture;

            (b)        Investments required pursuant to any agreement or obligation of Tembec Inc. or any of its Restricted Subsidiaries, in effect on the Issue Date, to make such Investments;

            (c)        Investments in (x) cash and Cash Equivalents and (y) the Notes and Permitted Additional Pari Passu Obligations (by way of purchase or other acquisition);

            (d)        Investments in property and other assets, owned or used by Tembec Inc. or any of its Restricted Subsidiaries in the operation of a Permitted Business;

            (e)        Investments by Tembec Inc. or any of its Restricted Subsidiaries in Tembec Inc. or any of its Restricted Subsidiaries;

            (f)        Investments by Tembec Inc. or any of its Restricted Subsidiaries in a Person, if (A) as a result of such Investment such Person becomes a Restricted Subsidiary or (B) in connection with such Investment such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated or wound-up into, Tembec Inc. or any of its Restricted Subsidiaries;

            (g)        Investments represented by Hedging Obligations not for speculative purposes;

            (h)        Investments received or acquired (x) in settlement, compromise or resolution of obligations owed to Tembec Inc. or any of its Restricted Subsidiaries, including pursuant to bankruptcy, insolvency or similar proceedings (including as a result of any workout, reorganization or recapitalization), (y) on account of any claim or Lien against, or interest in, any other Person as a result of a foreclosure or enforcement by Tembec Inc. or any of its Restricted Subsidiaries with respect such claim or Lien against, or interest in, such other Person, or (z) in compromise or resolution of any litigation, arbitration or other disputes with Persons who are not Affiliates of Tembec Inc.;

            (i)        loans and advances (including for travel and relocation) to officers, directors, consultants and employees in an amount not to exceed US$5.0 million in the aggregate at any one time outstanding;

            (j)        Investments in any Person to the extent the consideration for such Investments consist solely of Equity Interests of the Company or Tembec Inc.;

            (k)        any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with Section 4.10 or any other disposition of property not constituting an Asset Sale;

            (l)        payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

            (m)        guarantees of Debt permitted by Section 4.9;

            (n)        any Investment by Tembec Inc. or any of its Restricted Subsidiaries in a Receivable Subsidiary or any Investment by a Receivable Subsidiary in any other Person in connection with a Receivables Transaction, so long as any Investment in a Receivable Subsidiary is in the form of a Purchase Money Note or an Investment in Equity Interests;

            (o)        cash or Cash Equivalents or other property deposited in the ordinary course of business to secure (or to secure letters of credit, banker's acceptances or bank guarantees in connection with) the performance of statutory obligations (including obligations under worker's compensation, unemployment insurance or similar legislation), surety or appeal bonds, customs bonds, leases, bids, agreements or other obligations under arrangements with utilities, insurance agreements, construction agreements, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

            (p)        Investments of a Person existing at the time such Person becomes a Restricted Subsidiary of Tembec Inc. or at the time such Person merges or consolidates with Tembec Inc. or any of its Restricted Subsidiaries, in either case, in compliance with this Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of Tembec Inc. or such merger or consolidation;

            (q)        Investments in Permitted Joint Ventures and Unrestricted Subsidiaries made after the Issue Date in an amount, when taken together with all other Investments made pursuant to this clause (q) since the Issue Date and then outstanding, not to exceed the greater of (a) US$25.0 million or (b) 2.5% of Total Assets at the time of such Incurrence;

            (r)        Investments in Tembec Investments USA II, Inc. or any of its direct or indirect Subsidiaries (or payments made on their behalf) for the purpose of satisfying pension plan contributions, pension liabilities, obligations with respect to post-retirement medical benefits and other related payments or obligations, in each case as such payments or obligations are due and payable within 30 days of such Investment, in an aggregate amount, when taken together with all other Investments made pursuant to this clause (r) that are at the time outstanding, not to exceed US$25.0 million; provided that all Investments made pursuant to this clause (r) shall be for the purposes of satisfying obligations originated by Tembec USA LLC; provided further that all Investments made pursuant to this clause (r) shall take the form of unsubordinated intercompany notes; and

            (s)        other Investments not otherwise permitted under this definition in an aggregate amount, when taken together with all other Investments made pursuant to this clause (s) that are at the time outstanding, not to exceed the greater of (a) US$35.0 million or (b) 3.5% of Total Assets at the time of such Incurrence;

provided, however, that with respect to any Investment, the Company may, in its sole discretion, at any time allocate or re-allocate all or any portion of such Investment to one or more of the above clauses (a) through (s) so that all or a portion of such Investment would be a Permitted Investment.

            The amount of any Investment shall be measured on the date each such Investment was made and without giving effect to subsequent changes in value other than as a result of repayments of loans or advances, redemptions, returns of capital, sales or other dispositions thereof or similar events.

            “Permitted Joint Venture” means, with respect to any Person at any time, any corporation, partnership, limited liability company or other business entity (1) of which at least 20%, but not more than 50%, of the Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the Restricted Subsidiaries (other than a Receivable Subsidiary) of that Person and (2) whose primary business constitutes or is reasonably expected to constitute at such time a Permitted Business.

            “Permitted Liens” means:

            (a)        Liens existing on the Issue Date;

            (b)        Liens to secure Obligations incurred pursuant to clause (i) of the definition of “Permitted Debt”; provided that, in each case, the Credit Facility Agent, or another agent for the holders of such Liens, shall have entered into the Intercreditor Agreement or a supplement or amendment thereto agreeing on behalf of the holders of such Liens to be bound by the terms thereof applicable to the holders of the Credit Facility Obligations;

            (c)        Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith, if such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien; provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor;

            (d)        Liens imposed or permitted by applicable federal, state, provincial, municipal, territorial, local or statutory law, rules or regulations, including, but not limited to, carrier's, freight forwarder's, warehousemen's, materialmen's, logger's, contractor's, mechanic's, landlord's or other similar Liens and inchoate statutory Liens arising under ERISA, in each case, incurred in the ordinary course of business for sums not then due or payable or past due by more than 60 days (or which are being contested in good faith and, to the extent necessary to prevent the forfeiture or sale of the property or assets subject to any such Lien, by appropriate proceedings) and which do not secure Debt;

            (e)        survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, utilities (including Liens securing the payment of charges for hydroelectricity), electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not individually or in the aggregate materially adversely affect the value of Tembec Inc. and its Restricted Subsidiaries, taken as a whole, or materially impair the operation of the business of Tembec Inc. and its Restricted Subsidiaries, taken as a whole;

            (f)        Liens, pledges and deposits (i) in connection with workers' compensation, unemployment insurance, social security benefits and other types of statutory obligations or the requirements of any official body, (ii) to secure the performance of tenders, bids, surety, appeal or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the ordinary course of business consistent with industry practice; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services; (iv) arising in connection with any attachment unless the Liens so arising shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay; or (v) to secure the payment or performance of statutory or public obligations (including environmental, municipal and public utility commission obligations and requirements);

            (g)        Liens (x) on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with Tembec Inc. or any of its Restricted Subsidiaries; provided, that such Liens were in existence prior to the contemplation of such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged with or into or consolidated or amalgamated with Tembec Inc. or such Restricted Subsidiary (other than after-acquired property that is (1) affixed or appurtenant thereto or incorporated into the property covered by such Lien, (2) after-acquired property of such Person subject to a Lien securing such Debt, the terms of which Debt require or include a pledge of after-acquired property and (3) the proceeds and products thereof); (y) on property (including Capital Stock) existing at the time of acquisition of the property by Tembec Inc. or any of its Restricted Subsidiaries; provided, that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition and (z) on assets, property or shares of Equity Interests of another Person at the time such other Person becomes a Subsidiary of Tembec Inc. or any of its Restricted Subsidiaries; provided, however, that (i) the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than after-acquired property that is (1) affixed or appurtenant thereto or incorporated into the property covered by such Lien, (2) after-acquired property of such Person subject to a Lien securing such Debt, the terms of which Debt require or include a pledge of after-acquired property and (3) the proceeds and products thereof) and (ii) such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary;

            (h)        Liens in favor of Tembec Inc. or any of its Restricted Subsidiaries; provided that if such Liens are on the assets of a Guarantor, such Liens are in favor of the Company or another Guarantor;

            (i)        other Liens (not securing Debt) incidental to the conduct of the business of Tembec Inc. or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of such assets, taken as a whole, or materially impair the operation of the business of Tembec Inc. and its Restricted Subsidiaries, taken as a whole;

            (j)        Liens to secure any Refinancing Debt incurred in compliance with this Indenture to refinance Debt secured by Liens referred to in clauses (a), (g), (m), (o), (t), (u) and (ii) of this definition; provided that (x) such Liens do not extend to any property or assets other than the property or assets securing the Debt being extended, renewed, refinanced or refunded and (y) the principal amount of the obligations secured by such Liens is not increased (except to the extent of any premiums paid and transaction costs incurred in connection with such extension, renewal, refinancing or refunding);

            (k)        Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods in the ordinary course of business;

            (l)        Liens arising out of licenses, leases, sublicenses and subleases of assets (including real property and intellectual property rights) in the ordinary course of business;

            (m)        Liens securing Debt (including Capital Lease Obligations) permitted to be incurred pursuant to clause (x) of the definition of “Permitted Debt,” covering only the property or assets (or property affixed or appurtenant thereto and any proceeds thereof) acquired with or financed by such Debt;

            (n)        Liens upon specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person's obligation in respect of banker's acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

            (o)        Liens securing Debt (or Obligations in respect of such Debt) Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property acquired with the proceeds of such Debt or affixed or appurtenant thereto and any proceeds thereof), and the Debt (other than any interest thereon) secured by the Lien must be Incurred within 180 days of the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

            (p)        (i) banker's Liens, Liens that are contractual rights of set-off and similar Liens (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of Tembec Inc. or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of Tembec Inc. and its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of Tembec Inc. or any of its Restricted Subsidiaries in the ordinary course of business and (ii) Liens of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, (X) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (Y) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

            (q)        Liens (i) arising by reason of any judgment, order or decree, but not giving rise to an Event of Default, (ii) arising pursuant to an order of attachment, condemnation, eminent domain, distraint or similar legal process arising in connection with legal proceedings, but not giving rise to an Event of Default and (iii) that are required to protect or enforce rights in any administrative, arbitration or other court proceeding in the ordinary course of business, but not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

            (r)        Deposits made in the ordinary course of business to secure liability to insurance carriers and Liens securing insurance premium financing arrangements;

            (s)        Liens arising from UCC or PPSA financing statement filings (including as a precautionary measure) in connection with Capital Lease Obligations permitted to be incurred pursuant to clause (x) of the definition of “Permitted Debt,” operating leases or consignments entered into by Tembec Inc. or any of its Restricted Subsidiaries in the ordinary course of business, in each case, covering only the property or assets (or property affixed or appurtenant thereto and any proceeds thereof) acquired with, financed by or subject to such leases or consignments;

            (t)        Liens on the assets of a Restricted Subsidiary that is not a Guarantor securing Debt and other obligations of such Restricted Subsidiary incurred in compliance with this Indenture (including Liens incurred in connection with a Receivables Transaction and the Existing Factoring Agreements);

            (u)        Liens on the Collateral granted under the Security Documents in favor of the Collateral Agent to secure the Notes (including Additional Notes to the extent constituting Permitted Additional Pari Passu Obligations) and all Obligations under the Note Documents (including the Notes Guarantees), the Permitted Additional Pari Passu Obligations and administrative expenses of the Collateral Agent;

            (v)        Liens (i) on assets purported to be sold or otherwise transferred to a Receivables Subsidiary, (ii) over bank accounts of Tembec Inc. or any Restricted Subsidiary, into which assets of the Receivables Transaction are paid or (iii) on Equity Interests in a Receivables Subsidiary or on assets of a Receivables Subsidiary, in each case, created, incurred or arising in connection with a Receivables Transaction;

            (w)        any customary provisions limiting the disposition or distribution of assets or property (including Equity Interests) or any related restrictions thereon in joint venture, partnership, membership, stockholder and limited liability company agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, including owners', participation or similar agreements governing projects owned through an undivided interest; provided, however, that any such limitation is applicable only to the assets that are the subjects of such agreements;

            (x)        Liens granted by a Person in favor of a commercial trading counterparty pursuant to a netting agreement, which Liens encumber rights under agreements that are subject to such netting agreement and which Liens secure such Person's obligations to such counterparty under such netting agreement; provided that any such agreements and netting agreements are entered into in the ordinary course of business; and provided, further, that the Liens are incurred in the ordinary course of business and when granted, do not secure obligations which are past due;

            (y)        Liens securing Hedging Obligations permitted to be incurred under this Indenture;

            (z)        Liens on raw materials or on manufactured products as security for any drafts or bills of exchange drawn in connection with the importation of such raw materials or manufactured products;

            (aa)    Liens consisting of conditional sale, title retention, consignment or similar arrangements for the sale of goods acquired by Tembec Inc. or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of Tembec Inc. and its Restricted Subsidiaries prior to the Issue Date;

            (bb)    any pledge of the Equity Interests of an Unrestricted Subsidiary to secure Debt of such Unrestricted Subsidiary;

            (cc)    Liens on any cash earnest money deposits made by Tembec Inc. or any Restricted Subsidiary in connection with any letter of intent or purchase agreement;

            (dd)    Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with Tembec Inc. or any Restricted Subsidiary in the ordinary course of business;

            (ee)     Liens arising by operation of law under Article 2 of the Uniform Commercial Code in favor of a reclaiming seller of goods or buyer of goods;

            (ff)      Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Debt;

            (gg)    Liens on assets not constituting Collateral securing Obligations in respect of Debt in an aggregate principal amount not to exceed US$50.0 million at any one time outstanding;

            (hh)    Liens Incurred in the ordinary course of business of Tembec Inc. or any of its Restricted Subsidiaries with respect to Obligations in an aggregate principal amount that does not exceed US$10.0 million at any one time outstanding;

            (ii)      Liens securing Obligations in respect of Debt incurred pursuant to clause (xxii) of the definition of the term “Permitted Debt”;

            (jj)      Liens arising or imposed under ERISA or the Code in connection with any “plan” (as defined in ERISA); provided that reasonable and appropriate provision has been made in accordance with IFRS for the payment of the obligations secured thereby;

            (kk)       Liens on accounts receivable and any assets related thereto, customarily created in connection with sales, assignments, transfers or other dispositions of accounts receivable in transactions not involving the Incurrence of Debt, and entered into in the ordinary course of business and consistent with past practice;

            (ll)      Liens securing Cash Management Agreements and related Obligations entered into in the ordinary course of business;

            (mm)      Liens on the Tembec Energy Term Loan Collateral securing Tembec Energy Term Loan Obligations permitted to be Incurred under clauses (iv) and (xxv) of the definition of “Permitted Debt”; and

            (nn)      any extensions, substitutions, replacements or renewals of the foregoing.

            “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

            “PPSA” means the Personal Property Security Act (Ontario) and other personal property security legislation of the Canadian province or provinces and the Canadian territory or territories relevant to Tembec Inc. and its Restricted Subsidiaries or the Collateral (including the Civil Code of the Province of Québec and the regulation respecting the register of personal and movable real rights promulgated thereunder) as all such legislation now exists or may from time to time hereafter be amended, modified, recodified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

            “Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

            “Purchase Money Note” means a promissory note of a Receivable Subsidiary to Tembec Inc. or any of its Restricted Subsidiaries, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Receivables Transactions.

            “Purchase Price” has the meaning set forth in Section 4.14.

            “Qualified Equity Offering” means (i) an underwritten public equity offering of Equity Interests pursuant to an effective registration statement under the Securities Act or (ii) a private equity offering of Equity Interests of the Company or a direct or indirect parent entity of the Company (including Tembec Inc.) other than any public offerings of securities to be offered to employees pursuant to employee benefit plans.

            “Receivable Subsidiary” means a Subsidiary of Tembec Inc.:

            (1)        that engages in no activities other than activities in connection with the financing of accounts receivable of Tembec Inc. and/or its Restricted Subsidiaries;

            (2)        that is designated by the Board of Directors of the Company as a Receivable Subsidiary pursuant to a resolution set forth in an Officer's Certificate and delivered to the Trustee;

            (3)        no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by Tembec Inc. or any of its Restricted Subsidiaries (excluding Guarantees of obligations (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates Tembec Inc. or any of its Restricted Subsidiaries in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of Tembec Inc. or any other Restricted Subsidiary of Tembec Inc. (other than accounts receivable and related assets as provided in the definition of “Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

            (4)        with which neither Tembec Inc. nor any of its Restricted Subsidiaries has any material contract, agreement, arrangement or understanding other than (a) those entered into in the ordinary course of business on terms no less favorable to Tembec Inc. or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Tembec Inc., (b) fees payable in the ordinary course of business in connection with servicing accounts receivable and (c) any Purchase Money Note issued by such Receivable Subsidiary to Tembec Inc. or any of its Restricted Subsidiaries; and

            (5)        with respect to which neither Tembec Inc. nor any other Restricted Subsidiary of Tembec Inc. has any obligation to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results.

            “Receivables Transaction” means any transaction or series of transactions entered into by Tembec Inc. or any of its Subsidiaries pursuant to which Tembec Inc. or any of its Subsidiaries sells, conveys or otherwise transfers to (a) a Receivable Subsidiary (in the case of a transfer by Tembec Inc. or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Tembec Inc. or any of its Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

            “Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

            “Refinancing Debt” means Debt that refunds, refinances, renews, replaces, repays, purchases, redeems, defeases, retires or extends any Debt permitted to be Incurred by Tembec Inc. or any of its Restricted Subsidiaries pursuant to the terms of this Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

            (i)          the Refinancing Debt is subordinated in right of payment to the Notes to at least the same extent as the Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended, if such Debt was subordinated in right of payment to the Notes,

            (ii)         the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended or (b) at least 91 days after the maturity date of the Notes,

           (iii)        the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced, repaid, repurchased, redeemed, defeased, retired or extended,

            (iv)          such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount) then outstanding under the Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended, (b) the amount of accrued and unpaid interest and premiums (including tender premiums) paid, if any, on such Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended and (c) the amount of all fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

            (v)           such Refinancing Debt shall not include (x) Debt of a Restricted Subsidiary that is not a Guarantor that refinances Debt of the Company or a Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to Section 4.9 or (y) Debt of Tembec Inc. or a Restricted Subsidiary that refinances Debt of an Unrestricted Subsidiary.

            “Registrar” means any Person authorized by the Company to maintain the Note Register.

            “Replacement Assets” means (i) assets not classified as current assets under IFRS that are used or useful in a Permitted Business, (ii) all or substantially all of the assets of, or any Equity Interests of, another Permitted Business, if, after giving effect to any such acquisition of Equity Interests, the Permitted Business is or becomes a Restricted Subsidiary of Tembec Inc. or (iii) Equity Interests constituting a minority interest in any Person that at such time is a Restricted Subsidiary of Tembec Inc.

            “Resale Restriction Termination Date” has the meaning set forth in the Restricted Notes Legend.

            “Responsible Officer” means, when used with respect to the Trustee, any officer of the Trustee within the Corporate Trust Department (or any successor unit or department) of the Trustee assigned to the Corporate Trust Office of the Trustee and responsible for administering this Indenture, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

            “Restricted Investment” means any Investment other than a Permitted Investment.

            “Restricted Notes Legend” means the legend identified as such in Exhibit A hereto.

             “Restricted Payment” is defined to mean any of the following:

            (a)        any dividend or other distribution declared and paid on the Equity Interests in Tembec Inc. or any of its Restricted Subsidiaries to the direct or indirect holders thereof in their capacity as such (other than any dividends or distributions to the extent payable in Equity Interests (other than Disqualified Stock) and dividends or distributions payable to Tembec Inc. or any of its Restricted Subsidiaries (and if such Restricted Subsidiary has stockholders other than Tembec Inc. or other Restricted Subsidiaries, to its stockholders on no more than a pro rata basis));

            (b)        any payment made by Tembec Inc. or any of its Restricted Subsidiaries (other than to the extent payment is made in Equity Interests (other than Disqualified Stock)) to purchase, redeem, acquire or retire for value any Equity Interests in Tembec Inc. or any of its Restricted Subsidiaries (including any issuance of Debt in exchange for such Equity Interests or the conversion or exchange of such Equity Interests into or for Debt) other than any such Equity Interests held by Tembec Inc. or any of its Restricted Subsidiaries;

            (c)        any payment made by Tembec Inc. or any of its Restricted Subsidiaries (other than to the extent payment is made in Equity Interests (other than Disqualified Stock)) to redeem, purchase, repurchase, defease or otherwise acquire or retire for value, prior to the scheduled final maturity, scheduled repayment or schedule sinking fund payment, any Debt (excluding any intercompany Debt between Tembec Inc. and any of its Restricted Subsidiaries or among Restricted Subsidiaries of Tembec Inc.) that is contractually subordinated in right of payment to the Notes or any Note Guarantee; except payments of principal or interest in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof; or

            (d)        any Investment by Tembec Inc. or any of its Restricted Subsidiaries in any Person, other than a Permitted Investment.

            “Restricted Subsidiary” means the Company and any other Subsidiary of Tembec Inc. that is not an Unrestricted Subsidiary.

            “Revolving Collateral Agent” means GE Canada Finance Holding Company, as administrative agent under the Revolving Credit Facility and its successors and/or assigns in such capacity.

            “S&P” means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, and its successors.

            “Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property owned by Tembec Inc. or any of its Restricted Subsidiaries is sold or transferred to a Person and in connection therewith is thereafter leased back by Tembec Inc. or any of its Restricted Subsidiaries from such Person under a capital lease or finance lease (as determined in accordance with IFRS in effect on the Issue Date).

            “SEC” means the Securities and Exchange Commission and any successor thereto.

            “Securities Act” means the Securities Act of 1933, as amended.

            “Security Agreement” means (i) the security agreement to be dated as of the Issue Date among the Collateral Agent, the Company and the Canadian Guarantors, as amended, supplemented or otherwise modified from time to time in accordance with its terms and (ii) any other security agreement that may be entered into after the Issue Date by the Company, the Collateral Agent and any U.S. Guarantors, identical in form and substance to the security agreement referred to in clause (i) of this definition except with such changes as are necessary for such document to be governed by U.S. law and to perfect the Note Liens in Collateral of such U.S. Guarantors, as amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms of this Indenture.

            “Security Documents” means the Security Agreement, the Intercreditor Agreement, any mortgages and all of the security agreements, hypothecs, debentures, fixed and floating charges, pledges, collateral assignments, deeds of trust, trust deeds or other instruments evidencing or creating or purporting to create any security interests in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes and the holders of any Permitted Additional Pari Passu Obligations, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

            “Senior Management” means the chief executive officer and the chief financial officer of Tembec Inc.

            “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Tembec Inc. or any of its Subsidiaries which are reasonably customary in an accounts receivable securitization transaction in connection with a Receivables Transaction.

            “Stated Maturity,” when used with respect to any Debt (including the Notes) or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable, and will not include any contingent obligations to repay, redeem or repurchase any such principal or interest prior to the date originally scheduled for the payment thereof.

            “Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or a combination thereof) and (2) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

            “Tembec Energy Term Loan Collateral” means all of Tembec Energy LP's and Tembec Energy Inc.'s assets, present and future, movable and immovable and corporeal and incorporeal and the Equity Interests of each of Tembec Energy LP (to the extent owned by Tembec Inc. or Tembec Energy Inc.) and Tembec Energy Inc.

            “Tembec Energy Term Loan Obligations” means the Debt and other Obligations pursuant to the Tembec Energy Term Loans.

            “Tembec Energy Term Loans” means (i) that certain amended and restated credit agreement dated as of September 19, 2013 by and among, Tembec Energy LP, as borrower, Tembec Inc., as parent, Integrated Private Debt Fund III LP, as administrative agent and the lenders from time to time party thereto and (ii) that certain loan agreement dated as of March 9, 2012 and that certain additional loan agreement dated September 6, 2013, each by and among Tembec Industries Inc., Tembec Inc., and Tembec Energy LP and Investissement Québec as lender, in each of clauses (i) and (ii), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity thereof, refinancing, replacing, supplementing or otherwise restructuring all or any portion of the Debt thereunder or increasing or supplementing the amount loaned or issued thereunder or altering the maturity thereof.

            “Tembec Inc.” has the meaning set forth in the preamble hereto until a successor replaces it in accordance with the applicable provisions of this Indenture and, thereafter, means the successor.

            “Temporary Regulation S Notes Legend” means the legend identified as such in Exhibit A hereto.

            “TIA” means the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb).

            “Total Assets” means the total consolidated assets of Tembec Inc. and its Restricted Subsidiaries on a consolidated basis determined in accordance with IFRS, as shown on the most recent consolidated balance sheet of Tembec Inc.; provided that, for purposes of calculating “Total Assets” for purposes of testing the covenants under the Indenture in connection with any transaction, the total consolidated assets of Tembec Inc. and its Restricted Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination.

            “Transaction Date” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio.”

            “Transfer Restricted Notes” means Notes that bear or are required to bear the Restricted Notes Legend.

            “Treasury Rate” means with respect to the Notes, at any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 15, 2016; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to October 15, 2016, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

            “Trustee” has the meaning set forth in the preamble to this Indenture until a successor replaces it in accordance with the applicable provisions of this Indenture and, thereafter, means the successor.

            “UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Agent's security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

            “Unrestricted Subsidiary” means:

            (1)        Kirkland Lake Engineered Wood Products, Inc., Tembec Investments USA II, Inc., Tembec BTLSR Inc. and Temboard Sales Inc. and each of their direct and indirect Subsidiaries;

            (2)        any Subsidiary of Tembec Inc. designated as such by the Board of Directors of the Company after the Issue Date pursuant to Section 4.18; and

            (3)        any Subsidiary of an Unrestricted Subsidiary.

            “Unsecured Lines of Credit” means those certain unsecured lines of credit made available to (i) Tembec Tartas by Natixis Banques Populaires and (ii) Tembec Tartas by BNP Paribas (in each case, as described in the Offering Memorandum), in each case as amended, restated, amended and restated, supplemented, or modified in whole or in part from time to time.

            “U.S. Government Obligation” means:

            (1)        any security which is: (x) a direct obligation of the United States of America the payment of which the full faith and credit of the United States of America is pledged or (y) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, is not callable or redeemable at the option of the issuer thereof; and

            (2)        any depository receipt issued by a bank (as defined in the Securities Act) as custodian with respect to any U.S. Government Obligation and held by such bank for the account of the holder of such depository receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depository receipt.

            “U.S. Guarantor” means any Restricted Subsidiary of Tembec Inc. (other than the Company) that is organized under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, that executes a Note Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of this Indenture.

            “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

            SECTION 1.2        Other Definitions.

Term	Defined in Section

“Act”	12.15
“Additional Amounts”	4.19
“Advanced Offer to Purchase”	4.14
“Affiliate Transaction”	4.11
“Agent for Service”	12.9
“Agent Members”	2.6
“Applicable Premium Deficit”	8.8
“Authentication Order”	2.2
“Base Currency”	12.17
“Change in Tax Law”	3.9
“Change of Control Offer”	4.14
“covenant defeasance”	8.3
“defeasance”	8.3
“Discharge”	8.8
“Event of Default”	6.1

Term	Defined in Section

“Excess Proceeds”	4.10
“FATCA”	4.19
“Judgment Currency”	12.17
“legal defeasance”	8.2
“Note Register”	2.3
“Notes Priority Collateral Account”	4.10
“Offer Amount”	3.8
“Payment Default”	6.1
“QIB”	2.1
“QIB Global Note”	2.1
“rate(s) of exchange”	12.17
“redemption date”	3.1
“Regulation S”	2.1
“Regulation S Global Note”	2.1
“Restricted Period”	2.14
“Reversion Date”	4.21
“Rule 144A”	2.1
“Successor Guarantor”	11.5
“Surviving Entity”	5.1
“Suspended Covenants”	4.21
“Suspension Period”	4.21
“Tax Beneficial Owner”	4.19
“Tax Jurisdiction”	4.19
“Taxes”	4.19

            SECTION 1.3        Trust Indenture Act Term.

            The following TIA term used in this Indenture has the following meaning:

            “obligor” on the Notes and the Note Guarantees means the Company and the Guarantors, respectively, and any successor obligor upon the Notes and the Note Guarantees, respectively.

            SECTION 1.4        Rules of Construction.

            Unless the context otherwise requires:

            (1)        a term has the meaning assigned to it herein;

            (2)        an accounting term not otherwise defined herein has the meaning assigned to it in accordance with IFRS;

            (3)        “or” is disjunctive and not necessarily exclusive;

            (4)        words in the singular include the plural, and in the plural include the singular;

            (5)        “including” means including without limitation;

            (6)        unless otherwise specified, any reference to a Section or an Article refers to such Section or Article of this Indenture;

            (7)        references to sections of or rules under the Securities Act, the Exchange Act or the TIA shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time; and

            (8)        References to “US$” are to U.S. Dollars.

ARTICLE II

THE NOTES

            SECTION 2.1        Form and Dating.

            The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A attached hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes initially shall be issued only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

            The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

            (a)        The Notes shall be issued initially in the form of one (1) or more Global Notes substantially in the form attached as Exhibit A hereto, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Trustee as custodian for the Depositary, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided.

            Each Global Note shall represent such of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate amount of outstanding Notes from time to time endorsed thereon and that the aggregate amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, redemptions and transfers of interests. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Note Custodian, at the direction of the Trustee, in accordance with written instructions given by the Holder thereof as required by Section 2.6.

            Except as set forth in Section 2.6, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

            (b)        The Initial Notes are being issued by the Company only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act (“Rule 144A”)) (“QIBs”) and outside the United States to persons other than U.S. persons in reliance upon Regulation S under the Securities Act (“Regulation S”), including in certain provinces of Canada on a private placement basis, exempt from the prospectus requirements of applicable Canadian Securities Legislation. Initial Notes to non-U.S. persons that are Transfer Restricted Notes may be transferred to QIBs, in reliance on Rule 144A, outside the United States pursuant to Regulation S or to the Company, in accordance with Section 2.14. Initial Notes that are offered in reliance on Rule 144A shall be issued in the form of one (1) or more permanent Global Notes substantially in the form set forth in Exhibit A (the “QIB Global Note”) deposited with the Trustee, as Notes Custodian, duly executed by the Company and authenticated by the Trustee as hereinafter provided. Initial Notes that are resold in offshore transactions in reliance on Regulation S shall be issued in the form of one (1) or more Global Notes substantially in the form set forth in Exhibit A (the “Regulation S Global Note”) deposited with the Trustee, as Notes Custodian, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The QIB Global Note and the Regulation S Global Note shall each be issued with separate CUSIP numbers. The aggregate principal amount of each Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as Notes Custodian. Transfers of Notes to QIBs or pursuant to Regulation S shall be represented by appropriate increases and decreases to the respective amounts of the appropriate Global Notes, as more fully provided in Section 2.14.

            (c)        Section 2.1(b) shall apply only to Global Notes deposited with or on behalf of the Depositary.

            The Company shall execute and the Trustee shall, upon receipt of an Authentication Order, in accordance with Section 2.1(b) and Section 2.2, authenticate and deliver the Global Notes, which (i) shall be registered in the name of the Depositary or the nominee of the Depositary and (ii) shall be delivered by the Trustee to the Depositary or pursuant to the Depositary's instructions or held by the Trustee as Note Custodian for the Depositary.

            The Trustee shall have no responsibility or obligation to any Holder, any member of (or a Participant in) DTC or any other Person with respect to the accuracy of the records of DTC (or its nominee) or of any Participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery of any notice (including any notice of redemption) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to the Notes. The Trustee may rely (and shall be fully protected in relying) upon information furnished by DTC with respect to its members, Participants and any owners of beneficial interests in the Notes.

            (d)        Notes issued in certificated form, including Global Notes, shall be substantially in the form of Exhibit A attached hereto.

            SECTION 2.2        Execution and Authentication.

            An Officer shall sign the Notes for the Company by manual or facsimile signature.

            If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

            A Note shall not be valid until authenticated by the manual signature of a Responsible Officer of the Trustee. Such signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

            The Trustee will, upon receipt of a written order of the Company signed by one Officer of the Company (an “Authentication Order”), authenticate Notes for original issue up to the aggregate principal amount of the Notes that may be validly issued under this Indenture including (i) Initial Notes for original issuance in an aggregate principal amount of US$375,000,000 and (ii) subject to compliance with Section 4.9, any Additional Notes for original issuance from time to time after the Issue Date.

            The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes to the same extent that the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or the Company or an Affiliate of the Company.

            SECTION 2.3        Registrar; Paying Agent.

            The Company shall maintain (i) an office or agency (which may be an office of the Trustee or an affiliate of the Trustee) where Notes may be presented to a Registrar for registration of transfer or for exchange and (ii) an office or agency (which may be an office of the Trustee or an affiliate of the Trustee) where Notes may be presented to a Paying Agent for payment. The Registrar shall keep a register of the Notes (the “Note Register”) and of their transfer and exchange. The Company may appoint one (1) or more co-registrars and one (1) or more paying agents; provided, however, that at all times there shall be only one (1) Note Register. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. Tembec Inc. or any of its Subsidiaries may act as Paying Agent or Registrar.

            The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture, which shall incorporate the provisions of Section 317(b) of the TIA. The agreement shall implement the provisions of this Indenture that relate to such Agent.

            The Company initially appoints the Trustee to act as the Registrar and Paying Agent and initially designates the Corporate Trust Office of the Trustee as the office or agency of the Company for such purposes.

            The Company initially appoints DTC to act as the Depositary with respect to the Global Notes.

            SECTION 2.4        Paying Agent to Hold Money in Trust.

            The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and shall notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than Tembec Inc. or a Subsidiary thereof) shall have no further liability for the money. If Tembec Inc. or a Subsidiary thereof acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon the occurrence of events specified in clause (8) of the first paragraph of Section 6.1, the Trustee shall serve as Paying Agent for the Notes.

            SECTION 2.5        Holder Lists.

            The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least seven (7) Business Days before each interest payment date, and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders, including the aggregate principal amount of the Notes held by each Holder thereof.

            SECTION 2.6        Book-Entry Provisions for Global Securities.

            (a)        Each Global Note shall (i) be registered in the name of the Depositary for such Global Notes or the nominee of such Depositary, (ii) be delivered to the Trustee as custodian for such Depositary and (iii) bear legends as required by Section 2.6(e) .

            Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Trustee as its custodian, or under the Global Note, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Note.

            (b)        Transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depositary, its successors or their respective nominees. Beneficial interests in a Global Note may be transferred in accordance with Section 2.14 and the rules and procedures of the Depositary. In addition, Certificated Notes shall be transferred to all owners of a beneficial interest in exchange for their beneficial interests only if the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or the Depositary ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by the Company within ninety (90) days of such notice.

            (c)        In connection with the transfer of the entire Global Note to owners of beneficial interests pursuant to clause (b) of this Section 2.6, such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall upon receipt of an Authentication Order authenticate and deliver, to each owner of a beneficial interest identified in writing by the Depositary in exchange for its beneficial interest in such Global Note an equal aggregate principal amount of Certificated Notes of authorized denominations.

            (d)        The registered holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and persons that may hold an interest through Agent Members, to take any action which a Holder is entitled to take under this Indenture or any Note.

            (e)        Each Global Note shall bear the Global Note Legend on the face thereof. Notes offered and sold in reliance on Regulation S shall be issued initially in the form of one or more temporary Global Notes bearing the Temporary Regulation S Notes Legend.

            (f)        At such time as all beneficial interests in Global Notes have been exchanged for Certificated Notes, redeemed, repurchased or cancelled, all Global Notes shall be returned to or retained by the Trustee and cancelled in accordance with Section 2.11. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Certificated Notes, redeemed, repurchased or cancelled, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note, by the Trustee or the Note Custodian at the direction of the Trustee, to reflect such reduction.

            (g)        General provisions relating to transfers and exchanges, subject to Section 2.14:

            (i)          To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Certificated Notes at the Registrar's request.

            (ii)         No service charge shall be made to a Holder for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any stamp or transfer tax or similar governmental charge payable in connection therewith (other than any such stamp or transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.2, 2.10, 3.6, 4.10, 4.14 and 9.4 hereto).

            (iii)        All Global Notes and Certificated Notes issued upon any registration of transfer or exchange of Global Notes or Certificated Notes shall, upon execution by the Company and authentication by the Trustee in accordance with the provisions hereof, be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Certificated Notes surrendered upon such registration of transfer or exchange.

            (iv)         The Registrar shall not be required (A) to issue, to register the transfer of or to exchange Notes during a period beginning at the opening of fifteen (15) days before the day of any mailing of a notice of Notes selected for redemption under Section 3.2 and ending at the close of business on the day of mailing, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

            (v)          Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes, and neither the Trustee, any Agent nor the Company shall be affected by notice to the contrary.

            (vi)         The Trustee shall authenticate Global Notes and Certificated Notes in accordance with the provisions of Section 2.2. Except as provided in Section 2.6(b), neither the Trustee nor the Registrar shall authenticate or deliver any Certificated Note in exchange for a Global Note.

            (vii)        Each Holder agrees to provide indemnity reasonably satisfactory to the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder's Note in violation of any provision of this Indenture and/or applicable United States federal or state securities law.

            (viii)       The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members or owners of beneficial interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

            SECTION 2.7        Replacement Notes.

            If any mutilated Note is surrendered to the Trustee, or the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, the Company shall execute and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of (i) the Trustee to protect the Trustee and (ii) the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company and the Trustee may charge a Holder for their expenses in replacing a Note.

            Every replacement Note shall be an obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

            SECTION 2.8        Outstanding Notes.

            The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.8 as not outstanding. Except as set forth in Section 2.9, a Note does not cease to be outstanding because the Company or a Subsidiary of the Company holds the Note.

            If a Note is replaced pursuant to Section 2.7, it ceases to be outstanding except to the extent otherwise required by applicable law.

            If the principal amount of any Note is considered paid under Section 4.1, it ceases to be outstanding and interest on it ceases to accrue.

            If the Paying Agent (other than Tembec Inc. or a Subsidiary thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

            SECTION 2.9        Treasury Notes.

            In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or by any Affiliate of the Company shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes shown on the Notes Register as being so owned shall be so disregarded. Notwithstanding the foregoing, Notes that are to be acquired by the Company or an Affiliate of the Company pursuant to an exchange offer, tender offer or other agreement shall not be deemed to be owned by such entity until legal title to such Notes passes to such entity.

            SECTION 2.10      Temporary Notes.

            Until Certificated Notes are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of an Authentication Order, authenticate temporary Notes. Temporary Notes shall be substantially in the form of Certificated Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall execute and the Trustee shall, upon receipt of an Authentication Order, authenticate Certificated Notes in exchange for temporary Notes.

            Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

            SECTION 2.11      Cancellation.

            The Company at any time may deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder or which the Company may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly cancelled by the Trustee upon the receipt of a cancellation request from the Company signed by an Officer. All Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation if surrendered to any Person other than the Trustee, shall be delivered to the Trustee. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation. Subject to Section 2.7, the Company may not issue new Notes to replace Notes that it has redeemed or paid or that have been delivered to the Trustee for cancellation. All cancelled Notes held by the Trustee shall be cancelled and disposed of in accordance with its customary practice, and certification of their cancellation delivered to the Company upon written request.

            SECTION 2.12      Computation of Interest.

            For purposes of the Interest Act (Canada), whenever any interest or fee payable by the Company on the Notes is calculated using a rate based on a year of 360 days, such rate used pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360. The principle of deemed reinvestment of interest does not apply to any interest calculation on the Notes with respect to the Company, and the rates of interest stipulated in the Notes payable by the Company are intended to be nominal rates and not effective rates or yields.

            SECTION 2.13      CUSIP Number.

            The Company in issuing or otherwise dealing with the Notes may use a “CUSIP” and/or ISIN or other similar number, and if it does so, the Company may use the CUSIP and/or ISIN or other similar number in notices of redemption or exchange as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP and/or ISIN or other similar number printed in the notice or on the Notes and that reliance may be placed only on the other identification numbers printed on the Notes. The Company shall promptly notify the Trustee in writing of any change in the CUSIP and/or ISIN or other similar number.

            SECTION 2.14      Special Transfer Provisions.

            Unless and until a Transfer Restricted Note is transferred or exchanged pursuant to an exemption under the Securities Act or under an effective registration statement under the Securities Act the following provisions shall apply:

            (a)        Transfers to QIBs. The following provisions shall apply with respect to the registration of any proposed transfer of a Transfer Restricted Note (other than pursuant to Regulation S):

            (i)        The Registrar shall register the transfer of a Transfer Restricted Note by a Holder to a QIB if such transfer is being made by a proposed transferor who has provided the Registrar with (a) an appropriately completed certificate of transfer in the form attached to the Note and (b) a letter substantially in the form set forth in Exhibit B hereto.

            (ii)         If the proposed transferee is an Agent Member and the Transfer Restricted Note to be transferred consists of an interest in the Regulation S Global Note, upon receipt by the Registrar of (x) the items required by paragraph (i) above and (y) instructions given in accordance with the Depositary's and the Registrar's procedures therefor, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the QIB Global Note in an amount equal to the principal amount of the beneficial interest in the Regulation S Global Note to be so transferred, and the Registrar shall reflect on its books and records the date and an appropriate decrease in the principal amount of such Regulation S Global Note.

            (b)        Transfers Pursuant to Regulation S. On or after the termination of the Restricted Period (as defined in United States Treasury Regulations Section 1.163 -5(c)(2)(i)(D)(7)), interests in a Global Note bearing the Temporary Regulation S Notes Legend shall be exchangeable for corresponding interests in a Global Note. Prior to the expiration of the Restricted Period, transfers of beneficial interests in a Global Note bearing the Temporary Regulation S Notes Legend may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Transfers of beneficial interests in a Global Note bearing the Temporary Regulation S Notes Legend only may be transferred upon (A) delivery by a beneficial owner of an interest therein to the Depositary or its nominee (as the case may be) of a written certification in the form of Exhibit C, and (b) delivery by the transferee of such interest to the Depositary or its nominee (as the case may be) of a written certification in the form of Exhibit C. After the expiration of the Restricted Period, the Registrar shall register the transfer of any Regulation S Global Note without requiring any additional certification. The following provisions shall apply with respect to registration of any proposed transfer of a Transfer Restricted Note pursuant to Regulation S:

            (i)          The Registrar shall register any proposed transfer of a Transfer Restricted Note pursuant to Regulation S by a Holder if such transfer is being made by a proposed transferor who has provided the Registrar with (a) an appropriately completed certificate of transfer in the form attached to the Note and (b) a written certificate in the form of Exhibit C hereto.

            (ii)         If the proposed transferee is an Agent Member and the Transfer Restricted Note to be transferred consists of an interest in a QIB Global Note, upon receipt by the Registrar of (x) the items required by paragraph (i) above and (y) instructions given in accordance with the Depositary's and the Registrar's procedures therefor, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Regulation S Global Note in an amount equal to the principal amount of the beneficial interest in the QIB Global Note to be transferred, and the Registrar shall reflect on its books and records the date and an appropriate decrease in the principal amount of the QIB Global Note.

            (c)        [Reserved].

            (d)        [Reserved].

            (e)        Restricted Notes Legend. Upon the transfer, exchange or replacement of Notes not bearing the Restricted Notes Legend, the Registrar shall deliver Notes that do not bear the Restricted Notes Legend. Until the Resale Restriction Termination Date, upon the transfer, exchange or replacement of Notes bearing the Restricted Notes Legend, the Registrar shall deliver only Notes that bear the Restricted Notes Legend unless there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act. On and after the Resale Restriction Termination Date, upon the transfer, exchange or replacement of Notes bearing the Restricted Notes Legend, which transfer, exchange or replacement may be initiated by the Company, the Registrar shall deliver Notes that do not bear the Restricted Notes Legend. Upon request by any Holder, the Company shall cooperate to have the Restricted Notes Legend removed if the Company has determined such legend is no longer required. At any time on or after the Resale Restriction Termination Date with respect to a Note, if such Note is represented by one or more Global Notes that are Restricted Notes, the Company shall remove the Restricted Notes Legend on such Note by:

            (1)        providing written notice to the Trustee and the Registrar that the Resale Restriction Termination Date has occurred and instructing the Trustee to remove the Restricted Notes Legend from such Global Notes;

            (2)        providing written notice to each Holder of such Global Notes, which notice will state that the Restricted Notes Legend has been removed from the applicable Global Note and include the unrestricted CUSIP that will thereafter apply to such applicable Global Note;

            (3)        providing written notice to the Trustee and the Depositary that the CUSIP number for each such Global Note will be changed to an unrestricted CUSIP number, which unrestricted CUSIP number will be listed in such notice; and

            (4)        complying with any Applicable Procedures for legend removal.

            (f)        General. By its acceptance of any Note bearing the Restricted Notes Legend or the Canadian Legend, as applicable, each Holder of such a Note acknowledges the applicable restrictions on transfer of such Note set forth in this Indenture and in the Restricted Notes Legend or the Canadian Legend, as applicable, and agrees that it shall transfer such Note only as provided herein and therein.

            SECTION 2.15      Issuance of Additional Notes.

            The Company shall be entitled to issue Additional Notes under this Indenture that shall have identical terms as the Initial Notes, other than with respect to the date of issuance, issue price, accreted value, CUSIP or ISIN numbers, first interest payment date and amount of interest payable on the first interest payment date applicable thereto, as applicable; provided that such issuance is not otherwise prohibited by the terms of this Indenture, including Section 4.9 and Section 4.12. All Notes issued under this Indenture (including Additional Notes) shall be treated as a single class for all purposes under this Indenture including for purposes of any vote, consent, waiver or other act of Holders; provided, however, that if any such Additional Notes are not fungible with other Notes issued hereunder for federal income tax purposes, then such additional Notes shall have a separate CUSIP number.

            With respect to any Additional Notes, the Company shall set forth in an Officer's Certificate, a copy of which shall be delivered to the Trustee, the following information:

            (1)        the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture; and

            (2)        the issue price, the issue date, the CUSIP number of such Additional Notes, the first interest payment date and the amount of interest payable on such first interest payment date applicable thereto and the date from which interest shall accrue.

ARTICLE III

REDEMPTION AND PREPAYMENT

            SECTION 3.1        Notices to Trustee.

            If the Company elects to redeem Notes pursuant to Section 3.7 or 3.9, it shall furnish to the Trustee, at least 30 days but not more than 60 days (or such shorter period as is acceptable to the Trustee) before a date fixed for redemption (the “redemption date”), an Officer's Certificate setting forth (i) the Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the Redemption Price.

            SECTION 3.2        Selection of Notes to Be Redeemed.

            If less than all of the Notes are to be redeemed at any time pursuant to Section 3.7, the Trustee will select the Notes (or portions thereof) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate (subject to the Depositary's procedures as applicable); provided that no Notes of US$2,000 principal amount or less will be redeemed in part. The Trustee shall make the selection from the Notes outstanding and not previously called for redemption and shall promptly notify the Company in writing of the Notes selected for redemption. The Trustee may select for redemption portions (equal to US$2,000 or integral multiples of US$1,000 in excess thereof) of Notes that have denominations larger than US$2,000.

            SECTION 3.3        Notice of Redemption.

            At least 30 days but not more than 60 days before a redemption date, the Company shall mail or cause to be mailed by first class mail (or, deliver electronically if held by DTC), a notice of redemption to each Holder whose Notes are to be redeemed at its registered address.

            The notice shall identify the Notes to be redeemed and shall state:

            (1)        the redemption date;

            (2)        the Redemption Price;

            (3)        if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion shall be issued upon cancellation of the original Note;

            (4)        the name, telephone number and address of the Paying Agent;

            (5)        that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

            (6)        that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

            (7)        the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

            (8)        that no representation is made as to the correctness or accuracy of the CUSIP and/or ISIN or other similar number, if any, listed in such notice or printed on the Notes.

            At the Company's written request, the Trustee shall give the notice of redemption in the Company's name and at the Company's expense; provided, however, that the Company shall have delivered to the Trustee at least 45 days prior to the redemption date (or such shorter period as is acceptable to the Trustee), an Officer's Certificate requesting that the Trustee give such notice and setting forth the information to be stated in the notices as provided in the preceding paragraph. The notice sent in the manner herein provided shall be conclusively presumed to have been duly given whether or not a Holder receives such notice. In any case, failure to give such notice by mail (or electronically if held by DTC) or any defect in the notice to the Holder of any Note shall not affect the validity of the proceeding for the redemption of any other Note.

            Notwithstanding any of the foregoing, notices of redemption may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of this Indenture.

            SECTION 3.4        Effect of Notice of Redemption.

            Once notice of redemption is mailed in accordance with Section 3.3, subject to any conditions, Notes called for redemption become irrevocably due and payable on the redemption date at the Redemption Price. On and after the redemption date, interest shall cease to accrue on Notes or portions thereof called for redemption, provided that the Company has delivered the requisite funds to the Trustee or the Paying Agent.

            SECTION 3.5        Deposit of Redemption Price.

            On or before 11:00 a.m. (New York City time) on each redemption date the Company shall deposit with the Trustee or with the Paying Agent (other than Tembec Inc. or a Subsidiary thereof) money sufficient to pay the Redemption Price (including any applicable premium) of and accrued and unpaid interest, if any, for all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the Redemption Price (including any applicable premium) of, and accrued and unpaid interest, if any, on, all Notes to be redeemed.

            SECTION 3.6        Notes Redeemed in Part.

            Upon surrender and cancellation of a Note that is redeemed in part, the Company shall execute and, upon receipt of an Authentication Order, the Trustee shall authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

            SECTION 3.7        Optional Redemption.

            (a)        [Reserved].

            (b)        Optional Redemption on or After October 15, 2016. At any time and from time to time on and after October 15, 2016, the Company, at its option, may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior written notice, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date), if redeemed during the 12-month period beginning on October 15 of each of the years set forth below.

Year	Redemption Price
2016	104.500%
2017	102.250%
2018 and thereafter	100.000%

            (c)        Optional Redemption with Proceeds of Qualified Equity Offerings. At any time and from time to time prior to October 15, 2016, upon not less than 30 nor more than 60 days' prior written notice, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the outstanding Notes (including any Additional Notes) at a redemption price equal to 109.000% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date) if:

            (1)        such redemption is made with the net proceeds of one or more Qualified Equity Offerings;

            (2)        at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) issued under this Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by Tembec Inc. or its Subsidiaries); and

            (3)        the redemption occurs within 90 days following the closing of such Qualified Equity Offering.

            (d)        Optional Redemption at Make-Whole Price. At any time and from time to time prior to October 15, 2016, upon not less than 30 nor more than 60 days' prior written notice, the Company, at its option, may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes, plus the Applicable Premium as of, and accrued and unpaid interest to but not including the redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date).

            (e)        Notice of any redemption or any redemption in respect of the Notes may, at the Company's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of any related Qualified Equity Offering. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice of redemption shall describe each such condition, and if applicable, shall state that, in the Company's discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date as stated in such notice, or by the redemption date as so delayed; provided that in no event shall such redemption date be delayed to a date later than 60 days after the date on which the original redemption notice was sent. The Company shall provide notice to the Trustee at least one Business Day prior to the then scheduled redemption date of the delayed redemption date or the rescinding of the redemption notice. The Company may provide in such notice that payment of the redemption price and performance of the Company's obligations with respect to such redemption may be performed by another Person.

            (f)        In addition to the foregoing, the Notes may be redeemed in the circumstances described under Section 3.9. Any redemption pursuant to this Section 3.7 shall be made pursuant to the provisions of Section 3.1 through 3.6.

            SECTION 3.8        Offer to Purchase.

            In the event that the Company shall be required to commence an Offer to Purchase pursuant to an Asset Sale Offer or a Change of Control Offer, the Company shall follow the procedures specified below.

            On the Purchase Date, the Company shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary in the case of an Asset Sale Offer, the Offer Amount of Notes or portions thereof validly tendered pursuant to the Offer to Purchase and not withdrawn; provided, however, that the authorized denominations of the Notes are maintained. All such Notes delivered in response of an Offer to Purchase shall be in US$2,000 principal amounts or an integral multiple of US$1,000 in excess thereof.

            On the Purchase Date, the Company shall purchase the aggregate principal amount of Notes so accepted for payment (the “Offer Amount”). If the Purchase Date is on or after the interest record date and on or before the related interest payment date, accrued and unpaid interest, if any, shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to the Holders who tender Notes pursuant to the Offer to Purchase.

            On or before 11:00 a.m. (New York City time) on each Purchase Date, the Company shall deposit with the Trustee or Paying Agent (other than Tembec Inc. or a Subsidiary thereof) the aggregate purchase price equal to the Offer Amount, together with accrued and unpaid interest, if any, for all the Notes accepted for payment (taking into account the provisions of the immediately preceding paragraph). The Trustee or the Paying Agent shall promptly, following such payment to Holders, return to the Company any money deposited with the Trustee or Paying Agent by the Company in excess of the amounts necessary to pay the Offer Amount together with accrued and unpaid interest, if any, on the Notes accepted for payment and not withdrawn (taking into account the provisions of the immediately preceding paragraph). The Company, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than three (3) Business Days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, plus any accrued and unpaid interest, if any, on the Notes accepted for payment (taking into account the provisions of the immediately preceding paragraph), and the Company shall promptly issue a new Note, and the Trustee, upon receipt of an Authentication Order, shall authenticate and mail or deliver at the expense of the Company such new Note to such Holder, equal in principal amount to any unpurchased portion of such Holder's Notes surrendered; provided that each such new Note will be in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Offer to Purchase on or as soon as reasonably practicable after the Purchase Date.

            Other than as specifically provided in this Section 3.8, any purchase pursuant to this Section 3.8 shall be made pursuant to the provisions of Sections 3.1 through 3.6 hereof.

            SECTION 3.9        Redemption for Tax Reasons.

            The Company may at any time redeem, in whole but not in part, the outstanding Notes (upon giving notice of such redemption within 60 days of the effectiveness of such redemption, which notice shall be irrevocable) at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to, but not including, the date of redemption, and all Additional Amounts (if any) then due and which will become due on the date of redemption as a result of the redemption or otherwise, if, on the next date on which any amount would be payable in respect of the Notes, the Company has become or would become obligated to pay any Additional Amounts in respect of the Notes, and the Company cannot avoid any such payment obligation by taking reasonable measures available to it, as a result of:

            (a) any change in or amendment to the laws (or regulations promulgated thereunder) of a relevant Tax Jurisdiction, or

            (b) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations (each of the foregoing clauses (a) and (b), a “Change in Tax Law”), which change or amendment is announced and becomes effective on or after the Issue Date (or, if the applicable relevant Tax Jurisdiction became a Tax Jurisdiction on a date after the Issue Date, such later date); provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to it as determined by resolution of the Board of Directors of the Company or as certified in an Officer's Certificate, and the Company has delivered to the Trustee a certified copy of such resolution or such Officer's Certificate, as applicable, prior to giving the applicable notice of redemption; and provided further, that the Company delivers to the Trustee prior to giving the applicable notice of redemption a written opinion of independent legal counsel of recognized standing qualified under the laws of the relevant Tax Jurisdiction to the effect that the Company is or would be obligated to pay such Additional Amounts as a result of a Change in Tax Law. The Trustee will accept, and shall be entitled to rely on, such Officer's Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, without further inquiry.

            SECTION 3.10      Mandatory Redemption.

            Except as set forth under Sections 4.10 and 4.14 hereof, the Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes

ARTICLE IV

COVENANTS

            SECTION 4.1        Payment of Notes.

            The Company shall pay or cause to be paid through the Paying Agent the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid for all purposes hereunder on the date the Paying Agent, if other than Tembec Inc. or a Subsidiary thereof, holds, as of 11:00 a.m. (New York City time), money deposited by the Company in immediately available funds and designated for and sufficient to pay all such principal, premium, if any, and interest then due.

            SECTION 4.2        Maintenance of Office or Agency.

            The Company shall maintain an office or agency where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.

            The Company may also from time to time designate one (1) or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

            SECTION 4.3        Reports.

            Tembec Inc. will furnish to the Trustee and, upon request, will furnish to the Holders, a copy of all of the following reports, information and other documents:

            (1)        on or prior to the later of (A) 90 days after the end of each fiscal year of Tembec Inc. or (B) the date on which Tembec Inc. would be required to file (after giving effect to any extension of time required for such filing granted by the applicable Canadian securities regulatory authorities) such information as a reporting issuer under the securities laws of the Province of Québec or Ontario with securities listed on the Toronto Stock Exchange, all annual financial information that Tembec Inc. would be required to file as a reporting issuer under applicable Canadian Securities Legislation, including annual management's discussion & analysis (“MD&A”) and audited financial statements;

            (2)        on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of Tembec Inc. or (B) the date on which Tembec Inc. would be required to file (after giving effect to any extension of time required for such filing granted by the applicable Canadian securities regulatory authorities) such information as a reporting issuer under the securities laws of the Province of Québec or Ontario with securities listed on the Toronto Stock Exchange, all quarterly financial information that Tembec Inc. would be required to file as a reporting issuer under applicable Canadian Securities Legislation, including a quarterly MD&A and unaudited quarterly financial statements;

            (3)        on or prior to the later of (A) the tenth day following an event that would give rise to a requirement for Tembec Inc. to file a material change report pursuant to applicable Canadian Securities Legislation as a reporting issuer under the securities laws of the Province of Québec or Ontario with securities listed on the Toronto Stock Exchange and (B) the date on which Tembec Inc. would be required to publicly file (after giving effect to any extension of time required for such filing granted by the applicable Canadian securities regulatory authorities) a material change report as a reporting issuer under the securities laws of the Province of Québec or Ontario with securities listed on the Toronto Stock Exchange, such material change report; and

            (4)        within the time periods specified by applicable Canadian Securities Legislation, each annual information form and business acquisition report that would otherwise be required to be publicly filed by Tembec Inc. pursuant to applicable Canadian Securities Legislation assuming that Tembec Inc. was a reporting issuer under the securities laws of the Province of Québec or Ontario with securities listed on the Toronto Stock Exchange.

            In addition, all of the above the reports, information and other documents will contain all the information required to be provided therein under applicable Canadian Securities Legislation by a company with securities listed on the Toronto Stock Exchange. For purposes of this covenant, “material change report,” “annual information form” and “business acquisition report” have the meaning prescribed for such reports (or any successor forms) under applicable Canadian Securities Legislation.

Notwithstanding the foregoing:

            (1)        if at any time Tembec Inc. (or any successor) is not both a Guarantor and the parent company of the Company; or

            (2)        if at any time the Company, assuming that it was a reporting issuer under the securities laws of the Province of Québec or Ontario required to file with the applicable Canadian securities regulatory authorities its own reports, information and other documents of the type described in the first paragraph of this covenant, would not be entitled to rely on the exemption for certain credit support issuers contained under Section 13.4 of National Instrument 51-102—Continuous Disclosure Obligations (or any successor provision thereto);

the reports, information and other documents of Tembec Inc. required to be furnished pursuant to this covenant will instead be those of the Company (combined, as applicable, with the information of existing Guarantors whose results would not otherwise be consolidated with those of the Company and its Subsidiaries).

            Delivery of the reports and documents described in (1) and (2) of this Section 4.3 to the Trustee is for informational purposes only and the receipt by either the Trustee of any such document or report will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of the covenants contained in the Indenture (as to which the Trustee is entitled to conclusively rely on an Officer's Certificate). The Trustee shall have no liability whatsoever to determine whether any financial information has been posted by the Company on EDGAR, SEDAR or any other website set up for such purpose.

            Notwithstanding anything herein to the contrary, with respect to the reports, information and other documents to be furnished pursuant to this covenant, Tembec Inc. (or the Company, as applicable) shall either (A) publicly file such reports electronically on the Canadian Securities Administrators' SEDAR website (or any successor system); (B) file such reports electronically on the SEC's Electronic Data Gathering, Analysis and Retrieval System (or any successor system); or (C) post such reports on a public website maintained by Tembec Inc. (or the Company, as applicable), which in the case of (A), (B) or (C), shall satisfy the obligations of Tembec Inc. (or the Company, as applicable) to furnish such documents to the beneficial owners in the Notes and prospective investors in the Notes.

            In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

            If the Company designates any of Tembec Inc.'s Subsidiaries as Unrestricted Subsidiaries, then, to the extent that any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries would (but for its or their being designated as an Unrestricted Subsidiary or Subsidiaries) constitute a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X under the Securities Act) or Subsidiaries, the reports referred to in clause (1) of the first paragraph of this covenant shall include a statement setting forth, on an aggregated basis, the net income, revenue and total assets of such Subsidiary or Subsidiaries.

            Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of Section 6.1(5) until 120 days after the date any report hereunder is due.

            SECTION 4.4        Compliance Certificate.

            The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer's Certificate stating, as to each such Officer signing such certificate, that, to his or her knowledge, each of the Company and the Guarantors is not in default as of the end of such fiscal year in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that, to his or her knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, or interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

            The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer of the Company becoming aware of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

            SECTION 4.5        Taxes.

            Tembec Inc. shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency all material taxes, assessments and governmental levies, except such as are contested in good faith and by appropriate negotiations and proceedings and with respect to which appropriate reserves have been taken in accordance with IFRS or where the failure to effect such payment is not adverse in any material respect to the Holders.

            SECTION 4.6        Stay, Extension and Usury Laws.

            The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

            SECTION 4.7        Limitation on Restricted Payments.

            Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of such Restricted Payment:

            (a)        no Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

            (b)        after giving effect to such Restricted Payment on a pro forma basis, Tembec Inc. could Incur at least US$1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under Section 4.9; and

            (c)        such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Tembec Inc. and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii) through (xii) of the next succeeding paragraph), shall not exceed the sum (without duplication) of:

            (1)        50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of Tembec Inc. accrued on a cumulative basis during the period (taken as one accounting period) from and including the first day of the fiscal quarter during which the Issue Date occurred and ending on the last day of Tembec Inc.'s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

            (2)        100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by Tembec Inc. subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Stock); provided that this shall apply only to the extent such net proceeds have not been used to make any Restricted Payments pursuant to clauses (ii) and (iii)(y) of the next succeeding paragraph, plus

            (3)        the amount equal to the sum of (x) the net reduction in Investments (other than Permitted Investments) made by Tembec Inc. or any Restricted Subsidiary, subsequent to the Issue Date, in any Person, resulting from payments of interest on Debt, dividends, repayments of loans or advances, repurchases, repayments or redemptions of such Investments by such Person; proceeds representing the return of capital; and proceeds received upon the sale or other disposition of such Investments and (y) in the event that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the portion (proportionate to Tembec Inc.'s or any Restricted Subsidiary's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is re-designated a Restricted Subsidiary; provided, however, that the foregoing sum will not exceed, in the case of any such Person, the amount of Investments (other than Permitted Investments) previously made (and treated as a Restricted Payment) by Tembec Inc. or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; plus

            (4)        the amount by which Debt of Tembec Inc. and its Restricted Subsidiaries is reduced on Tembec Inc.'s balance sheet upon the conversion into or exchange (other than by a Subsidiary of Tembec Inc.) subsequent to the Issue Date for Equity Interests (other than Disqualified Stock) of Tembec Inc. or any of its Restricted Subsidiaries (less the amount of any cash, or the Fair Market Value of any other property, distributed by Tembec Inc. or any of its Restricted Subsidiaries upon such conversion or exchange).

            Notwithstanding the foregoing provisions, Tembec Inc. and its Restricted Subsidiaries may take the following actions:

            (i)          the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of this Indenture;

            (ii)         any Restricted Payment made in exchange for, or with the net proceeds from, the substantially concurrent sale (other than to a Subsidiary of Tembec Inc.) of Equity Interests (other than Disqualified Stock) of Tembec Inc. or a substantially concurrent cash capital contribution received by Tembec Inc.;

            (iii)        the making of any payment on or with respect to, or the purchase, repurchase, redemption, defeasance, acquisition or retirement for value of any Debt or Disqualified Stock of Tembec Inc. or any of its Restricted Subsidiaries that is subordinate in right of payment to the Notes or to any Note Guarantee with, in exchange for, or with the net proceeds from (x) an Incurrence of new Debt (other than Debt issued or sold to a Subsidiary of Tembec Inc.) of Tembec Inc. or any of its Restricted Subsidiaries, as the case may be, Incurred in accordance with this Indenture or (y) an issuance or sale of Equity Interests (other than Disqualified Stock) of Tembec Inc.;

            (iv)         the purchase, repurchase, redemption, retirement or other acquisition for value of Equity Interests in Tembec Inc. held by current or former officers, directors, employees or consultants (or their respective permitted transferees, estates or beneficiaries under their estates) of Tembec Inc. or any of its Subsidiaries; provided that the aggregate consideration paid for such purchase, repurchase, redemption, retirement or other acquisition of such Equity Interests does not exceed US$10.0 million (plus the amount of net cash proceeds received by Tembec Inc. and its Restricted Subsidiaries (a) in respect of “key-man” life insurance and (b) from the issuance of Equity Interests by Tembec Inc. to members of management of Tembec Inc. and its Subsidiaries, to the extent that those amounts did not provide the basis for any previous Restricted Payment) in any fiscal year; provided that any unused amounts in any fiscal year may be carried forward to one or more future periods; provided, further, that the aggregate amount of repurchases made pursuant to this clause (iv) may not exceed US$20.0 million (plus the amount of net cash proceeds received by Tembec Inc. and its Restricted Subsidiaries (a) in respect of “key-man” life insurance and (b) from the issuance of Equity Interests by Tembec Inc. to members of management of Tembec Inc. and its Subsidiaries, to the extent that those amounts did not provide the basis for any previous Restricted Payment) in any fiscal year;

            (v)          repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities to the extent such Equity Interests represent all or a portion of the exercise price of those stock options, warrants or other convertible or exchangeable securities or all or a portion of any taxes required to be withheld in connection with such exercise;

            (vi)         the prepayment of Debt owed by Tembec Inc. or any of its Restricted Subsidiaries to Tembec Inc. or any of its Restricted Subsidiaries, the Incurrence of which was permitted pursuant to Section 4.9;

            (vii)       cash payments, in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of Tembec Inc. or any of its Restricted Subsidiaries;

            (viii)       the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Tembec Inc. or any of its Restricted Subsidiaries issued or Incurred in compliance with Section 4.9 to the extent such dividends are included in the definition of “Consolidated Fixed Charges”;

            (ix)         the declaration of any dividend or distribution by any of Tembec Inc.'s Restricted Subsidiaries to the holders of its Equity Interests on a pro rata basis;

            (x)          upon the occurrence of (i) a Change of Control and after the completion of the Offer to Purchase pursuant to Section 4.14 or (ii) an Asset Sale to the extent that an Offer to Purchase is required to be made in accordance with this Indenture and after the completion of the Offer to Purchase pursuant to Section 4.10 (including, in each case, the purchase of all Notes validly tendered (and not withdrawn), any purchase, defeasance, retirement, redemption or other acquisition of Debt that is contractually subordinated in right of payment to the Notes or any Note Guarantee required under the terms of such Debt as a result of such Change of Control or Asset Sale, as applicable;

            (xi)         payments or distributions of Equity Interests or Debt or other securities of an Unrestricted Subsidiary; and

            (xii)        other Restricted Payments not in excess of US$25.0 million in the aggregate.

            For purposes of this Section 4.7, if any Investment or Restricted Payment would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Company may classify all or any portion of such Investment or Restricted Payment in any manner that complies with this Section 4.7 and may later reclassify from time to time all or any portion of such Investment or Restricted Payment so long as the Investment or Restricted Payment (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

            If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with this Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this Section 4.7, in each case to the extent such Investments would otherwise be so counted.

            For purposes of this Section 4.7, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets or securities, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

            SECTION 4.8        Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries.

            Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

            (i)          pay dividends or make any other distributions to Tembec Inc. or any Restricted Subsidiaries with respect to its Capital Stock or any other interest or participation in, or measured by, its profits or pay any Debt owed to Tembec Inc. or any Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and the subordination of loans or advances made to Tembec Inc. or any of its Restricted Subsidiaries to other Debt Incurred by Tembec Inc. or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to pay any Debt or other Obligations);

            (ii)         make any loans or advances to Tembec Inc. or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to Tembec Inc. or any of its Restricted Subsidiaries to other Debt Incurred by Tembec Inc. or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

            (iii)        sell, lease or transfer any of its property or assets to Tembec Inc. or any of its Restricted Subsidiaries (it being understood that such transfers shall not include any type of transfer described in clause (i) or (ii) above).

            However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

            (a)        agreements or instruments in effect or entered into on the Issue Date, including agreements or instruments governing Debt outstanding on the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in the agreements or instruments governing such Debt on the Issue Date;

            (b)        an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in the agreement prior to such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions;

            (c)        any agreement or other instrument of a Person acquired by Tembec Inc. or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in the agreements or other instruments prior to such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions;

            (d)        customary provisions restricting subletting or assignment of any property or asset that is subject to any lease, contract, or license of Tembec Inc. or any of its Restricted Subsidiaries or provisions in agreements that restrict the assignment or transfer of such agreement or any rights thereunder;

            (e)        applicable law, rule, regulation, order, approval, license, permit or similar restriction;

            (f)        any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

            (g)        the Note Documents;

            (h)        restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

            (i)        customary provisions limiting the disposition or distribution of assets or property in partnership agreements, limited liability company organizational materials, stockholder agreements, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets (including Equity Interests of Subsidiaries) that are the subject of such agreements;

            (j)        Liens permitted to be incurred under this Indenture, including under Section 4.12, that limit the right of Tembec Inc. or any of its Restricted Subsidiaries to sell or dispose of the property or assets subject to such Liens;

            (k)        any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

            (l)        customary arrangements entered into or incurred by and relating exclusively to a Receivable Subsidiary in connection with a Receivables Transaction that, in the good faith determination of the Company is reasonably necessary to effect such Receivables Transaction;

            (m)        (i) purchase money obligations for property acquired in the ordinary course of business and (ii) Capital Lease Obligations permitted under this Indenture that impose restrictions on the property purchased or leased of the nature described in clause (iii) of the preceding paragraph of this Section 4.8; and

            (n)        other Debt of Tembec Inc. or any of its Restricted Subsidiaries permitted to be Incurred subsequent to the Issue Date pursuant to Section 4.9; provided that the restrictions contained therein are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in this Indenture or would not materially adversely affect the Company's ability to make anticipated principal and interest payments on the Notes, in each case, as determined in good faith by the Company.

            Nothing contained in this Section 4.8 shall prevent Tembec Inc. or any of its Restricted Subsidiaries from creating, incurring or suffering to exist any Permitted Lien or Permitted Collateral Lien.

            SECTION 4.9        Limitation on Incurrence of Debt.

            Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided that the Company and any Guarantor may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio of Tembec Inc. would be greater than 2.00 to 1.0.

            Notwithstanding the first paragraph of this Section 4.9, Tembec Inc. and its Restricted Subsidiaries may Incur Permitted Debt.

            For purposes of determining compliance with this Section 4.9, (x) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of the amount of Debt shall not be included and (y) in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt and/or would have been permitted to have been Incurred pursuant to the first paragraph of this Section 4.9, the Company, in its sole discretion, may classify, and from time to time may reclassify, all or any portion of such item of Debt as being within one or more of such categories or as being Debt permitted to be Incurred pursuant to the first paragraph of this Section 4.9.

            The accrual of interest and dividends, the accretion of accreted value, the amortization of original issue discount, the payment of interest on any Debt in the form of additional Debt, the payment of dividends on Equity Interests in the forms of additional shares of Equity Interests with the same terms, and changes to amounts outstanding in respect of Hedging Obligations solely as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder will not be deemed to be an Incurrence of Debt.

            For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is Incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed the principal amount of such Debt being refinanced (plus interest or premiums, defeasance costs and fees and expenses incurred in connection therewith). Notwithstanding any other provision of this covenant, any increase in the United States dollar equivalent of outstanding Debt of Tembec Inc. or any of its Restricted Subsidiaries denominated in a currency other than United States dollars resulting from fluctuations in the exchange values of currencies will not be considered to be an Incurrence of Debt for purposes of this Section 4.9; provided that the amount of Debt of Tembec Inc. and its Restricted Subsidiaries outstanding at any time for purposes of covenant compliance will be the United States dollar equivalent of all such Debt of Tembec Inc. and its Restricted Subsidiaries outstanding at such time.

            Tembec Inc. will not, and will not permit the Company or any Guarantor to incur, any Debt that pursuant to its terms is subordinate or junior in right of payment to any other Debt of Tembec Inc., the Company or such Guarantor, unless such Debt is also subordinated in right of payment to the Notes or the Note Guarantee of such Guarantor, as the case may be, on substantially identical terms; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or by virtue of being secured on a junior lien or priority basis.

            SECTION 4.10      Limitation on Asset Sales.

            Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

            (1)        Tembec Inc. or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

            (2)        at least 75% of the consideration received by Tembec Inc. or such Restricted Subsidiary, as the case may be, in the Asset Sale is in the form of cash, Cash Equivalents or Replacement Assets; provided that to the extent the assets disposed of constituted Notes Priority Collateral, any Replacement Assets received constitute Notes Priority Collateral and to the extent such assets constituted Credit Facility Priority Collateral or Tembec Energy Term Loan Collateral, any Replacement Assets received constitute Collateral. For purposes of this provision, each of the following will be deemed to be cash:

            (a)        any liabilities, as shown on the most recent consolidated balance sheet of Tembec Inc. or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee or, in the case of Notes Priority Collateral, any liabilities that are not secured by a Lien ranking prior to the Lien securing the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation or assignment and assumption agreement that releases Tembec Inc. or such Restricted Subsidiary from further liability;

            (b)        any Designated Non-cash Consideration received by Tembec Inc. or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (b), less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, or with respect to any such Designated Non-cash Consideration, not to exceed the greater of (x) US$25.0 million and (y) 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

            (c)        any securities, notes or other obligations received by Tembec Inc. or any such Restricted Subsidiary from such transferee that are converted by Tembec Inc. or such Restricted Subsidiary into cash or Cash Equivalents within 180 days of their receipt to the extent of the cash or Cash Equivalents received in that conversion;

            In the case of an Asset Sale relating to Notes Priority Collateral (or, after the Discharge of Credit Facility Obligations, relating to Collateral (other than Tembec Energy Term Loan Collateral)), the Company shall deposit the Net Cash Proceeds therefrom in a segregated account or accounts (each, a “Notes Priority Collateral Account”) held by or under the control of (for purposes of the Uniform Commercial Code) the Collateral Agent or its agent to secure the Notes (and, in accordance with the Intercreditor Agreement, the Credit Facility Obligations) pursuant to arrangements substantially similar to arrangements relating to any similar collateral account in effect on the Issue Date or arrangements otherwise reasonably satisfactory to the Collateral Agent which shall, so long as no Event of Default shall have occurred and be continuing, allow for Tembec Inc. or the Restricted Subsidiary, as the case may be, to draw upon and direct the application of such Net Cash Proceeds at its option for any of the purposes set forth below; provided that no such deposit shall be required, except to the extent that the Net Cash Proceeds from each such sale to the extent relating to Notes Priority Collateral (or, after the Discharge of Credit Facility Obligations, to the extent relating to Collateral (other than Tembec Energy Term Loan Collateral)), exceed US$10.0 million.

            Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, Tembec Inc. or the applicable Restricted Subsidiary, as the case may be, may apply (or cause to be applied) such Net Cash Proceeds at its option:

            (1)        (x) to the extent such Net Cash Proceeds constitute proceeds from the sale of Credit Facility Priority Collateral or Tembec Energy Term Loan Collateral, to repay Credit Facility Obligations or Tembec Energy Term Loan Obligations, as applicable, or (y) to the extent such Net Cash Proceeds constitute proceeds from the sale of assets not constituting Collateral, to repay any Debt of a Restricted Subsidiary that is not a Guarantor (other than the Company);

            (2)        to prepay, repay or purchase (or offer to prepay, repay or purchase, as applicable) the Notes and any other Permitted Additional Pari Passu Obligations on a pro rata basis; provided that any repayment, prepayment or purchase of (or offer to repay, prepay or purchase) obligations under the Notes shall be made (x) as provided in Section 3.7, (y) through open-market purchases (to the extent such purchases are at or above 100% of the principal amount of the Notes purchased, plus accrued and unpaid interest to but excluding the date of purchase) or (z) by making an Offer to Purchase (in accordance with the procedures set forth below with respect to Excess Proceeds) to all holders of Notes to purchase their Notes (at a purchase price of 100% of the principal amount of the Notes purchased, plus accrued and unpaid interest to but excluding the date of purchase);

            (3)        to make capital expenditures or expenditures for maintenance, repair or improvement of existing properties and assets; provided that to the extent such Net Cash Proceeds constitute proceeds from the disposition of Notes Priority Collateral, such properties and assets constitute Notes Priority Collateral;

            (4)        to acquire Replacement Assets; provided that to the extent such Net Cash Proceeds constitute proceeds from the disposition of Notes Priority Collateral, such Replacement Assets also constitute Notes Priority Collateral; or

            (5)        any combination of the foregoing;

or enter into a binding commitment regarding clauses (3) or (4) above; provided that such binding commitment shall be treated as a permitted application of Net Cash Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) the 180th day following the expiration of the aforementioned 365 day period. If such acquisition or expenditure is not consummated on or before such 180th day and Tembec Inc. or such Restricted Subsidiary shall not have applied such Net Cash Proceeds pursuant to clauses (1) through (5) of this paragraph on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Cash Proceeds on such 180th day.

            Pending the final application of any such Net Cash Proceeds, Tembec Inc. or a Restricted Subsidiary may temporarily reduce Debt under Credit Facilities or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by this Indenture.

            Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the third paragraph of this Section 4.10 will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds US$15.0 million, within thirty days thereof, the Company will make an Offer to Purchase to all Holders and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, in each case, equal to the maximum principal amount of Notes and such other Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any such Offer to Purchase will be equal to 100% of the principal amount of the Notes purchased, plus accrued and unpaid interest to but excluding the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of such an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture and such remaining amount shall not be added to any subsequent Excess Proceeds for any purpose under this Indenture. If the aggregate principal amount of Notes and such other Pari Passu Indebtedness tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the Company will select such other Pari Passu Indebtedness to be purchased on a pro rata basis as between the Notes and Pari Passu Indebtedness. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero. Any such Offer to Purchase will be conducted in accordance with the procedures specified in Section 3.8.

            The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with Section 3.8 or this Section 4.10, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 3.8 or this Section 4.10 by virtue of such compliance.

            SECTION 4.11      Limitation on Transactions with Affiliates.

            Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from in any transaction or series of related transactions, or enter into or make or amend, any contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of US$5.0 million, unless:

            (i)           such Affiliate Transaction is on terms that are not materially less favorable to Tembec Inc. or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable arm's-length transaction by Tembec Inc. or such Restricted Subsidiary with an unaffiliated third party; and

            (ii)         with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, the Company delivers to the Trustee a resolution adopted by the Board of Directors of the Company approving such Affiliate Transaction and an Officer's Certificate certifying that such Affiliate Transaction complies with clause (i) above.

            The foregoing limitation does not limit, and shall not apply to:

            (1)        Restricted Payments that are permitted by Section 4.7 and Permitted Investments;

            (2)        any employment or consulting agreement, director's engagement agreement, employee benefit plan, officer or director indemnification agreement, severance arrangement, compensation or any similar arrangement entered into by Tembec Inc. or any of its Restricted Subsidiaries in the ordinary course of business or approved in good faith by the relevant Board of Directors and payments pursuant thereto;

            (3)        the payment of reasonable fees, compensation and other benefits (including retirement, health, stock, option, deferred compensation and other benefit plans) and indemnities to directors, officers and employees of Tembec Inc. and its Restricted Subsidiaries;

            (4)        transactions between or among Tembec Inc. and one or more of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction) or between or among one or more Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

            (5)        any transaction with a Person which would constitute an Affiliate Transaction solely because Tembec Inc. or a Restricted Subsidiary owns, directly or indirectly, Equity Interests of or otherwise controls such Person;

            (6)        the issuance or sale of Equity Interests (other than Disqualified Stock) of Tembec Inc. (including to officers, directors and employees pursuant to stock option, stock ownership or other equity-based incentive plans);

            (7)        any agreement, instrument or arrangement as in effect on the Issue Date and any transactions contemplated thereby and amendment or modification thereto or replacement thereof, so long as such amendment, modification or replacement is not materially less favorable, taken as a whole, to Tembec Inc. and its Restricted Subsidiaries than the original agreement, instrument or arrangement as in effect on the Issue Date;

            (8)        transactions as to which the Company delivers to the Trustee a written opinion of an investment banking, accounting, consulting or appraisal firm of national standing in Canada or the United States to the effect that the transaction complies with clause (i) of this Section 4.11 or is fair, from a financial point of view or otherwise, to Tembec Inc. or the Restricted Subsidiary that is a party thereto, as the case may be;

            (9)        any contribution of capital to the Company or Tembec Inc.;

            (10)      transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case, in the ordinary course of business or consistent with past practice; provided that in the good faith determination of the Company such transaction is on terms that are not less favorable, taken as a whole, to Tembec Inc. or such Restricted Subsidiary, than those that might reasonably have been obtained in a comparable arm's-length transaction with an unaffiliated third party;

            (11)      sales or other dispositions of accounts receivable and related assets and interests therein of the type specified in the definition of “Receivables Transaction” to a Receivables Subsidiary in a Receivables Transaction and Permitted Investments and other transactions in connection with a Receivables Transaction and any other Standard Securitization Undertakings in connection with a Receivables Transaction;

            (12)      the entering into of a tax sharing agreement, or payments pursuant thereto, between Tembec Inc. and one or more Subsidiaries, on the one hand, and any other Person with which Tembec Inc. and/or such Subsidiaries files a consolidated tax return; provided that (i) payments in respect of any taxable year by Tembec Inc. and its Subsidiaries shall, in the aggregate, not exceed the amount of such consolidated taxes that Tembec Inc. and/or its applicable Subsidiaries would have paid had they paid such taxes on a stand-alone basis and (ii) payments in respect of tax on the income or activities of an Unrestricted Subsidiary shall be permitted only to the extent that such Unrestricted Subsidiary makes payments for such purpose to Tembec Inc. or its Restricted Subsidiaries;

            (13)      any merger, amalgamation, arrangement, consolidation or other reorganization of Tembec Inc. or the Company with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating Tembec Inc. or the Company, as applicable, in a new jurisdiction;

            (14)      transactions between Tembec Inc. or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of Tembec Inc. or any of its Restricted Subsidiaries; provided that such director abstains from voting as a director of Tembec Inc. or such Restricted Subsidiary, as the case may be, on any matter involving such other Person;

            (15)      any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and any agreement that grants registration and other customary rights in connection therewith or otherwise to the direct or indirect securityholders of the Company (and the performance of such agreements); and

            (16)      any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, merged into or amalgamated, arranged or consolidated with Tembec Inc. or any of its Restricted Subsidiaries; provided that such agreement was not entered into in contemplation of such acquisition, merger, amalgamation, arrangement or consolidation and any amendment thereto (so long as any such amendment is not materially more disadvantageous to Tembec Inc. or such Restricted Subsidiary in the good faith judgment of Senior Management or the Board of Directors of the Company, when taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger, amalgamation, arrangement or consolidation).

            SECTION 4.12      Limitation on Liens.

            (a)        Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Debt on the Collateral, except Permitted Collateral Liens.

            (b)        Subject to paragraph (a) of this Section 4.12, Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Debt, other than Permitted Liens, on any of its property or assets now owned or hereafter acquired (other than property or assets constituting Collateral) without securing the Notes and all other amounts due under this Indenture and the Security Documents in respect of the Notes (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien. Notwithstanding the foregoing, Tembec Inc. shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind to secure Debt on the Equity Interests of Tembec Luxembourg S.a.r.l. or any of its direct and indirect Subsidiaries.

            SECTION 4.13      Limitation on Sale and Leaseback Transactions.

            Tembec Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

            (i)          the consideration received in such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the property that is the subject of such Sale and Leaseback Transaction as determined by a resolution of the Board of Directors of the Company or as certified to in an Officer's Certificate;

            (ii)         Tembec Inc. or the Restricted Subsidiary, as applicable, could have incurred Debt in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under Section 4.9; and

            (iii)        if such Sale and Leaseback Transaction constitutes an Asset Sale, the transfer of assets in such Sale and Leaseback Transaction is permitted by, and Tembec Inc. or such Restricted Subsidiary, as the case may be, applies the Net Cash Proceeds of such transaction in compliance with Section 4.10.

            SECTION 4.14      Offer to Purchase upon a Change of Control.

            Upon the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase (a “Change of Control Offer”) all or any part (equal to US$2,000 or an integral multiple of US$1,000 in excess thereof) of each Holder's Notes at a purchase price (the “Purchase Price”) in cash equal to 101% of the principal amount of the Notes tendered, plus accrued and unpaid interest to but not including the Purchase Date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the Purchase Date). For purposes of the foregoing, a Change of Control Offer shall be deemed to have been made if (i) within 30 days following a Change of Control, the Company commences an Offer to Purchase all outstanding Notes at the Purchase Price and (ii) all Notes validly tendered (and not withdrawn) pursuant to the Offer to Purchase are purchased in accordance with the terms of such Offer to Purchase. Any Change of Control Offer will be conducted in accordance with the procedures specified in Section 3.8.

            The Company will not be required to make a Change of Control Offer if (i) a third party makes such Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered (and not withdrawn) under such Change of Control Offer or (ii) a notice of redemption for all of the outstanding Notes has been given pursuant to Section 3.7. An Offer to Purchase may be made in advance of a Change of Control (an “Advanced Offer to Purchase”), conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time such Advanced Offer to Purchase is made. The Company will not be required to make another Change of Control Offer if an Advanced Offer to Purchase has already been made.

            The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with any Offer to Purchase described above. To the extent that the provisions of any securities laws or regulations conflict with Section 3.8 or this Section 4.14, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 3.8 or this Section 4.14 by virtue of such compliance.

            In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer (or Advanced Offer to Purchase) and the Company purchases all of the Notes held by such Holders, within 90 days of such purchase, the Company will have the right, upon not less than 30 days' nor more than 60 days' prior notice, to redeem all of the Notes that remain outstanding following such purchase at the Purchase Price plus, to the extent not included in the Purchase Price, accrued and unpaid interest on the Notes to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

            SECTION 4.15      Maintenance of Properties, Corporate Existence and Insurance.

            Subject to and in compliance with the provisions of Article X and the provisions of the applicable Security Documents, all property (including equipment) material to, and used or useful in the conduct of the business of, Tembec Inc. and its Restricted Subsidiaries, taken as whole, shall be maintained and kept in good operating condition and working order (ordinary wear and tear and casualty loss excepted), and Tembec Inc. and its Restricted Subsidiaries shall make any repairs, replacements and improvements thereto as they determine to be reasonable and prudent; provided that Tembec Inc. and its Restricted Subsidiaries shall not be obligated to comply with the foregoing provisions of this Section 4.15 to the extent that the failure to do so would not result in a material adverse effect on the ability of Tembec Inc. and its Restricted Subsidiaries to satisfy their obligations under the Notes, the Guarantees, this Indenture and the Security Documents.

            Tembec Inc. shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries in accordance with the respective organizational documents (as the same may be amended from time to time) of Tembec Inc. or any such Subsidiary and the rights (charter and statutory), licenses and franchises of Tembec Inc. and its Restricted Subsidiaries; provided that (a) this Section 4.15 shall not apply to any transaction or series of transactions to which Article V is applicable and (b) Tembec Inc. shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors of Tembec Inc. shall determine, in its discretion, that the preservation thereof is no longer desirable in the conduct of the business of Tembec Inc. and its Restricted Subsidiaries and that the loss thereof would not result in a material adverse effect on the ability of Tembec Inc. and its Restricted Subsidiaries to satisfy their obligations under the Notes, the Guarantees, this Indenture and the Security Documents.

            Tembec Inc. will provide or cause to be provided, for itself and its Restricted Subsidiaries, insurance (including appropriate self-insurance) on its and its Subsidiaries business and the Collateral, with recognized, financially sound insurers or with the government of the United States of America or Canada, or an agency or instrumentality thereof, in such amounts, with such deductibles and by such methods as are determined by Tembec Inc. in good faith to be reasonable and prudent, taking into account the risks that are usually insured against in the same general area by companies engaged in the same business or a business that Tembec Inc. deems reasonably similar (in each case, after giving effect to any self-insurance determined by Tembec Inc. to be reasonable and prudent).

            SECTION 4.16      [Reserved].

            SECTION 4.17      Additional Note Guarantees.

            After the Issue Date, Tembec Inc. will cause each of its Restricted Subsidiaries (other than (v) the Company, (w) any Foreign Subsidiary, (x) any Restricted Subsidiary that is prohibited by law from Guaranteeing the Notes or that would experience adverse regulatory consequences as a result of providing a Guarantee of the Notes (so long as, in the case of this clause (x), such Restricted Subsidiary has not provided a Guarantee of any other Debt of the Company or any Guarantor), (y) any Receivable Subsidiary and (z) any Immaterial Subsidiary) to Guarantee the Notes in accordance with Article XI.

            Any Restricted Subsidiary that becomes a Guarantor after the Issue Date shall execute a joinder agreement to the applicable Security Documents defining the terms of the security interests that secure payment and performance when due of the Notes, and take all actions required by the Security Documents to cause the Note Liens created thereunder to be duly perfected in accordance with applicable law, including the execution and delivery of other applicable Security Documents and the filing of financing statements in the jurisdictions of incorporation or formation of the Company and the Guarantors.

            SECTION 4.18      Limitation on Creation of Unrestricted Subsidiaries.

            The Company may designate any Subsidiary of Tembec Inc. to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

            After the Issue Date, the Company may designate any Subsidiary of Tembec Inc. to be an Unrestricted Subsidiary unless after giving effect to such designation, such Subsidiary would own any Equity Interests of, or would own or hold any Lien on any property of, any other Restricted Subsidiary of Tembec Inc.; provided that either:

            (x)        the Subsidiary to be so designated has total assets (determined on a consolidated basis in accordance with IFRS) of US$10,000 or less; or

            (y)        Tembec Inc. could make a Restricted Payment or Permitted Investment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to Section 4.7 and such amount is thereafter treated as a Restricted Payment or Permitted Investment, as applicable, for the purpose of calculating the amount available for Restricted Payments or Permitted Investments thereunder.

            An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under Section 4.9 and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred under Section 4.12.

            SECTION 4.19      Additional Amounts.

            Payments made by the Company under or with respect to the Notes or any of the Guarantors under or with respect to any Note Guarantee will be made without withholding or deduction for or on account of any present or future tax, duty, levy, assessment or other governmental charge, including any related interest, penalties or additions to tax (“Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which the Company or any Guarantor is from time to time organized, engaged in business for tax purposes or resident for tax purposes or any political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of the Company or any Guarantor (including the jurisdiction of any paying agent) or any political subdivision thereof or therein (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made by the Company under or with respect to the Notes or any of the Guarantors under or with respect to any Note Guarantee, the Company or the relevant Guarantor, as applicable, will pay to each Holder of Notes, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by the beneficial owner of the payment for purposes of the applicable Tax (the “Tax Beneficial Owner”) (including the Additional Amounts) after such withholding or deduction by the applicable withholding agent (including in respect of the Additional Amounts) will not be less than the amount such Tax Beneficial Owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment to a Holder:

            (a)        in respect of any Canadian Tax due by reason of the Company or the Guarantors, as applicable, not dealing at arm's length (within the meaning of the Income Tax Act) at the time of making such payment with such Holder or the Tax Beneficial Owner, or with another person to whom the Company or the Guarantors, as applicable, have an obligation to pay an amount under or in respect of such Notes,

            (b)        in respect of any Canadian Tax due by reason of such Holder or the Tax Beneficial Owner being a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act) of the Company at the time of such payment or deemed payment, or not dealing at arm's length with a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act) of the Company at the time of such payment or deemed payment,

            (c)        in respect of any Tax due by reason of such Holder or the Tax Beneficial Owner being or having been connected with the relevant Tax Jurisdiction (including by being or having been a citizen, resident or national of, or carrying on a business or maintaining a permanent establishment in, such Tax Jurisdiction) otherwise than by the acquisition, ownership or disposition of the Notes, the receipt of payments under or in respect of such Note or a Note Guarantee or the enforcement thereof,

            (d)        in respect of any Tax that would not have been so withheld or deducted if the Note had been presented for payment within 30 days after the Company made available to such Holder a payment in accordance with the terms of the Indenture, except to the extent that such Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period and there were no additional withholdings or deductions as a result of such late presentment,

            (e)        in respect of any estate, inheritance, gift, sales, transfer or similar Tax,

            (f)        in respect of any Tax due because the Holder or the Tax Beneficial Owner, despite being required by law, statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to exemption from all or part of such Taxes, or reduction in the rate of withholding or deduction of such Taxes, failed to comply with a timely request of the Company to provide information concerning such Holder or the Tax Beneficial Owner's nationality, residence, entitlement to treaty benefits, identity or connection with a Tax Jurisdiction or to make any timely or valid declaration or similar claim or satisfy any certification information or other reporting requirement, if and to the extent that due and timely compliance with such request would have reduced or eliminated any Taxes as to which Additional Amounts would have otherwise been payable to such Holder but for this clause,

            (g)        in respect of any withholding or deduction required by current sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended or any amended or successor version that is substantively comparable and not materially more onerous to comply with (““FATCA''), any current or future U.S. Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted to implement FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA or any law enacted by such other jurisdiction to give effect to such agreement, or any agreement with the U.S. Internal Revenue Service under FATCA, or

            (h)        any combination of the above clauses in this proviso.

     If it is the applicable withholding agent, the Company or the relevant Guarantor will also:

            (a)        make such withholding or deduction, and

            (b)        remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

            The Company or the relevant Guarantor will furnish to the Trustee, within 60 days after the date the payment of any Taxes that are due pursuant to applicable law, copies of tax receipts, if any (or other documentation), evidencing the payments of Taxes made by the Company, or a Guarantor, as the case may be on behalf of the Holders or the Tax Beneficial Owners.

            The Company and the Guarantors will indemnify and hold harmless each Holder of Notes and upon written request reimburse each such Holder for the amount of:

            (a)        any Taxes (other than any Taxes excluded from Additional Amounts in clauses (a) through (h) above) levied or imposed and paid by such Holder or the applicable Tax Beneficial Owner as a result of any failure of the Company or the relevant Guarantor to withhold, deduct or remit to the relevant authority, on a timely basis, the full amount required under applicable law,

            (b)        any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and

            (c)        any Taxes (other than (i) any Taxes excluded from Additional Amounts in clauses (a) through (h) above and (ii) any Taxes that are in the nature of taxes on net income, taxes on capital, franchise taxes, net worth taxes and similar taxes that in each case, are imposed by any jurisdiction as a result of the Holder or Tax Beneficial Owner being connected with such jurisdiction otherwise than by the acquisition, ownership or disposition of the Notes, the receipt of payments under or in respect of such Note or a Note Guarantee or the enforcement thereof) imposed with respect to any reimbursement under clause (a) or (b) above.

            In addition to the foregoing, the Company and the Guarantors will also pay and indemnify each Holder for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and any other liabilities related thereto) which are levied by any relevant Tax Jurisdiction on the execution, delivery, issuance, or registration of any of the Notes, this Indenture, any Note Guarantee or any other document referred to therein, or the receipt of any payments under or with respect thereto, or enforcement of, any of the Notes or any Note Guarantee.

            If the Company or any Guarantor becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or a Note Guarantee, the Company or such Guarantor, as the case may be, will deliver to the Trustee on a date which is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company or such Guarantor shall notify the Trustee promptly thereafter) an Officer's Certificate stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is reasonably necessary to enable the Paying Agent to pay such Additional Amounts to the Holders of the Notes on the payment date.

            Whenever in this Indenture there is mentioned, in any context:

            (a)        the payment of principal (and premium, if any),

            (b)        purchase prices in connection with a repurchase of Notes,

            (c)        interest, or

            (d)        any other amount payable under or with respect to any of the Notes or any Note Guarantee,

such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.19 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

            The above obligations will survive any termination, defeasance or discharge of this Indenture and any transfer by a Holder or Tax Beneficial Owner of its Notes, and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Company or any Guarantor is organized, engaged in business for tax purposes or resident for tax purposes or any jurisdiction from or through which such Person makes any payment on the Notes (or any Note Guarantee) and, in each case, any political subdivision thereof or therein.

            SECTION 4.20      Further Assurances.

            The Company and each of the Guarantors shall execute and deliver such additional instruments, certificates or documents, and take all such further actions as may be reasonably required from time to time in order to:

            (1)        carry out more effectively the purposes of the Security Documents;

            (2)        create, grant, perfect and maintain the validity, effectiveness and priority (subject to Permitted Collateral Liens) of any of the Security Documents and the Liens created, or intended to be created, by the Security Documents; and

            (3)        ensure the protection and enforcement of any of the rights granted or intended to be granted to the Collateral Agent or Trustee under any other instrument executed in connection therewith

            SECTION 4.21      Suspension of Covenants.

            (a)        The covenants contained in Section 4.7; Section 4.8; Section 4.9; Section 4.10; Section 4.11; clauses (ii) and (iii) of Section 4.13 and clause (vi) of Section 5.1 (collectively, the “Suspended Covenants”) will not apply during any period during which the Notes have an Investment Grade Status (a “Suspension Period”).

            (b)        Additionally, during any Suspension Period, the Company will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

            (c)        In the event that Tembec Inc. and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the Notes cease to have Investment Grade Status, then the Suspended Covenants will apply with respect to events occurring following the Reversion Date (unless and until the Notes subsequently attain an Investment Grade Status, in which case the Suspended Covenants will again be suspended for such time that the Notes maintain an Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind will be deemed to exist under any of the Note Documents with respect to the Suspended Covenants, and none of Tembec Inc. or any of its Subsidiaries will bear any liability for any actions taken or events occurring during a Suspension Period and before any related Reversion Date, or any actions taken at any time pursuant to any contractual obligation or binding commitment arising prior to such Reversion Date, regardless of whether those actions or events would have been permitted if the applicable Suspended Covenant had remained in effect during such period.

            On each Reversion Date, all Debt incurred during the Suspension Period prior to such Reversion Date will be deemed to be Debt existing on the Issue Date. For purposes of calculating the amount available to be made as Restricted Payments under clause (c) of the first paragraph of Section 4.7 on or after the Reversion Date, such calculations shall be made as though such covenant had been in effect during the entire period of time after the Issue Date (including the Suspension Period). Restricted Payments made during the Suspension Period not otherwise permitted pursuant to any of clauses (ii) through (xii) under the second paragraph of Section 4.7 will reduce the amount available to be made as Restricted Payments under clause (c) of the first paragraph of Section 4.7; provided that the amount available to be made as Restricted Payments on the Reversion Date shall not be reduced to below zero solely as a result of such Restricted Payments. In addition, for purposes of the other Suspended Covenants all agreements entered into and all actions taken during the Suspension Period, including the Incurrence of Debt shall be deemed to have been taken or to have existed prior to the Issue Date.

            The Company, in an Officer's Certificate, shall provide the Trustee notice of any Suspension Period or Reversion Date. The Trustee will have no obligation to (i) independently determine or verify if such events have occurred, (ii) make any determination regarding the impact of actions taken during the Suspension Period on the Company's future compliance with its covenants or (iii) notify the Holders of a Suspension Period or Reversion Date.

ARTICLE V

SUCCESSORS

            SECTION 5.1        Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease.

            Neither the Company nor Tembec Inc. shall, in any transaction or series of related transactions (i) consolidate or amalgamate with or merge with or into any other Person (other than a merger or amalgamation of a Restricted Subsidiary into or with, as applicable, the Company or Tembec Inc. in which the Company or Tembec Inc., as the case may be, is the continuing or surviving Person, or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction or series of transactions becomes or merges into a Restricted Subsidiary) or (ii) sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the property and assets of, in the case of Tembec Inc., Tembec Inc. and its Restricted Subsidiaries, taken as a whole, and, in the case of the Company, the Company and its Restricted Subsidiaries, taken as a whole, to any other Person, unless:

            (i)           either:

            (a)        if the transaction or series of transactions is a consolidation or amalgamation of Tembec Inc. or the Company with or a merger of Tembec Inc. or the Company with or into any other Person, Tembec Inc. or the Company, as the case may be, shall be the surviving Person of such consolidation, amalgamation or merger; or

            (b)        the Person (if other than the Company or Tembec Inc., as the case may be) formed by such consolidation or amalgamation or into which the Company or Tembec Inc. is merged, or to which all or substantially all of such properties and assets are sold, assigned, conveyed, transferred, leased or otherwise disposed of (such Person, the “Surviving Entity”) shall be a corporation, partnership, limited liability company or similar entity organized and existing under the federal laws of Canada or the laws of any province thereof or the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, and such Person shall expressly assume by (i) supplemental indenture, all of the Obligations of (x) Tembec Inc. under its Note Guarantee and this Indenture or (y) the Company under the Notes and this Indenture, as the case may be, and (ii) amendment, supplement or other instrument, all of the Obligations of Tembec Inc. or the Company, as applicable, under the Security Documents, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Note Lien created under the Security Documents on the Collateral owned by or transferred to the Surviving Entity; provided that in a transaction involving the Company, if the Surviving Entity is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

            (ii)         immediately before and after giving effect to such transaction or series of related transactions on a pro forma basis (including any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

            (iii)         the Company, Tembec Inc. or the Surviving Entity, as applicable, causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Note Lien of the Security Documents on the Collateral owned by or transferred to the Company, Tembec Inc. or the Surviving Entity, as applicable;

            (iv)         the Collateral owned by or transferred to the Company, Tembec Inc. or the Surviving Entity, as applicable, shall (a) continue to constitute Collateral under this Indenture and the Security Documents, (b) be subject to the Note Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Lien other than Permitted Collateral Liens;

            (v)          after giving effect to any such transaction or series of transactions on a pro forma basis (including any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the applicable determination period, the Surviving Entity (a) would be permitted to Incur at least US$1.00 of additional Debt (other than Permitted Debt) pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth under the first paragraph of Section 4.9 or (b) the Consolidated Fixed Charge Ratio for the Surviving Entity and its Restricted Subsidiaries would not be less than such ratio for Tembec Inc. and its Restricted Subsidiaries immediately prior to such transaction; and

            (vi)         the property and assets of each Person which is merged, consolidated or amalgamated with or into the Company or Tembec Inc., as applicable, to the extent that they are property or assets of the types which would constitute Collateral under the Security Documents, shall be treated as after-acquired property and the Company, Tembec Inc. or the Surviving Entity shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Note Lien of the Security Documents in the manner and to the extent required in this Indenture.

            The foregoing requirements shall not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets by any Restricted Subsidiary of Tembec Inc. to the Company or any Guarantor or by any Immaterial Subsidiary to another Immaterial Subsidiary, or the consolidation, amalgamation or merger of any Restricted Subsidiary of Tembec Inc. with or into the Company or any Guarantor or of any Immaterial Subsidiary with or into another Immaterial Subsidiary. Clauses (ii) through (vi) of the preceding paragraph shall not apply to (a) a merger of Tembec Inc. or the Company with an Affiliate solely for the purpose of reincorporating Tembec Inc. or the Company in another jurisdiction, (b) a merger transaction among any of Tembec Inc., the Company or any direct or indirect parent of the Company or (c) a merger, consolidation or amalgamation of a Foreign Subsidiary with another Foreign Subsidiary or the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets of a Foreign Subsidiary to another Foreign Subsidiary.

            In connection with any consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other disposition contemplated by the foregoing provisions, Tembec Inc. shall deliver, or cause to be delivered, to the Trustee, an Officer's Certificate and an Opinion of Counsel, each to the effect that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other disposition complies with the requirements of this Indenture.

            SECTION 5.2        Successor Person Substituted.

            Upon any consolidation, amalgamation or merger, or any sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the property and assets of, in the case of Tembec Inc., Tembec Inc. and its Restricted Subsidiaries, taken as a whole, or, in the case of the Company, the Company and its Restricted Subsidiaries, taken as a whole, in accordance with Section 5.1, (i) the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company or Tembec Inc., as the case may be, under the Note Documents with the same effect as if such Surviving Entity had originally been named as the Company or Tembec Inc., as the case may be, therein; and (ii) when a Surviving Entity duly assumes all of the obligations and covenants of the Company or Tembec Inc. pursuant to this Indenture, the Notes and the Note Guarantees, as applicable, the predecessor Person shall be released from of all of its Obligations and covenants under the Note Documents, except in the case of a lease.

ARTICLE VI

DEFAULTS AND REMEDIES

            SECTION 6.1        Events of Default.

            Each of the following constitutes an “Event of Default”:

            (1)        default in the payment when due of the principal of (or premium, if any, on) any Note (whether at Stated Maturity, upon redemption or otherwise);

            (2)        default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

            (3)        failure to perform or comply with Section 5.1;

            (4)        except as permitted by this Indenture, the Note Guarantee of Tembec Inc. or any Note Guarantee of any Subsidiary of Tembec Inc. that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), shall be held in a judicial proceeding to be unenforceable or invalid, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee (other than by reason of a release of such Guarantor in accordance with this Indenture or the Canadian Guarantee, as applicable);

            (5)        default in the performance, or breach, of (i) any covenant or agreement of the Company or any Guarantor in this Indenture (other than (x) a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clause (1), (2), (3) or (4) above or (y) Section 4.3), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes or (ii) Section 4.3 and continuance of such default or breach for a period of 120 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

            (6)        default under any bonds, debentures, notes or other evidences of Debt for money borrowed (other than the Notes) by Tembec Inc. or any of its Restricted Subsidiaries whether such Debt exists on the Issue Date or shall thereafter be created, which default (A) is caused by a failure to pay the principal of such Debt when due and payable after the expiration of any applicable grace period provided in such Debt (a “Payment Default”) or (B) results in the acceleration of such Debt prior to its Stated Maturity and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated and remains unpaid, aggregates in excess of US$25.0 million;

            (7)        failure by Tembec Inc. or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) to pay final and non-appealable judgments aggregating in excess of US$25.0 million, which are not covered by indemnities or third-party insurance, which judgments are not paid, discharged, vacated or stayed for a period of 60 consecutive days;

            (8)        (i) Tembec Inc. or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary), pursuant to or under or within the meaning of any Bankruptcy Law:

            (a)        commences a voluntary case or proceeding;

           (b)        consents to the entry of an order for relief against it in an involuntary case or proceeding;

            (c)        consents to the appointment of a Custodian of it or for all or substantially all of its property;

            (d)        makes a general assignment for the benefit of its creditors;

            (e)        admits, in writing, its inability generally to pay its debts as they become due; or

            (f)        a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

            (i)          is for relief against Tembec Inc. or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary), in an involuntary case or proceeding;

            (ii)         appoints a Custodian of Tembec Inc. or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary) or for all or substantially all of the property of Tembec Inc. or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary); or

            (iii)        orders the liquidation of Tembec Inc. or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary);

and the order or decree remains unstayed and in effect for 60 consecutive days; or

            (9)        unless all of the Collateral has been released from the Note Liens in accordance with the provisions of the Security Documents, the default, repudiation or disaffirmation by Tembec Inc. or any of its Restricted Subsidiaries of any of their obligations under the Security Documents (other than by reason of a release of such obligation or Lien related thereto in accordance with this Indenture or the Security Documents), which default, repudiation or disaffirmation results in Collateral having an aggregate Fair Market Value in excess of US$10.0 million not being subject to a valid, perfected security interest in favor of the Collateral Agent under any applicable law (other than the law of any foreign jurisdiction) (to the extent required under the Collateral Documents), or a determination in a judicial proceeding that the Security Documents are unenforceable or invalid against Tembec Inc. or any of its Restricted Subsidiaries for any reason with respect to Collateral having an aggregate Fair Market Value of US$10.0 million or more; provided that such default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes demanding that such default be remedied.

            SECTION 6.2        Acceleration.

            If an Event of Default (other than an Event of Default specified in clause (8) of Section 6.1 with respect to the Company or Tembec Inc.) occurs and is continuing, then and in every such case, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of the Notes and any accrued and unpaid interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind and annul such acceleration if (i) all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided herein and (ii) such rescission or annulment would not conflict with any decree of judgment of a court of competent jurisdiction.

            In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) of Section 6.1 has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) of Section 6.1 shall be remedied or cured by Tembec Inc. or such Restricted Subsidiary or waived by the holders of the relevant Debt within 30 Business Days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

            If an Event of Default specified in clause (8) of Section 6.1 occurs with respect to the Company or Tembec Inc., the principal amount of and any accrued and unpaid interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest on, any Note) if the Trustee determines that withholding notice is in the interests of the Holders.

            SECTION 6.3        Other Remedies.

            If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or any Security Document, subject, in each case, to the Intercreditor Agreement.

            The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

            SECTION 6.4        Waiver of Past Defaults.

            The Holders of a majority in aggregate principal amount of the Notes then outstanding by written notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under this Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes (other than as a result of an acceleration), which shall require the written consent of all of the Holders of the Notes then outstanding.

            SECTION 6.5        Control by Majority.

            Subject to the provisions of the Security Documents, the Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, (i) the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of other Holders or that may involve the Trustee in personal liability, and (ii) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

            SECTION 6.6        Limitation on Suits.

            No Holder of any Note will have any right to institute any proceeding with respect to this Indenture or for any remedy hereunder, unless:

            (a)        such Holder shall have previously given the Trustee written notice of a continuing Event of Default;

            (b)        the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have in writing requested the Trustee to institute such proceeding;

            (c)        such Holders shall have offered the Trustee indemnity reasonably satisfactory to the Trustee; and

            (d)        the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a written direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

            A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

            SECTION 6.7        Rights of Holders of Notes to Receive Payment.

            Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal, premium, if any, and interest on or after the respective due dates expressed in the Note (including in connection with an Offer to Purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

            SECTION 6.8        Collection Suit by Trustee.

            If an Event of Default specified in Section 6.1(1) or (2) occurs and is continuing, without the possession of any of the Notes or the production thereof in any proceeding related thereto, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the reasonable costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee (including without limitation any amounts due to the Trustee pursuant to Section 7.7), its agents and counsel.

            SECTION 6.9        Trustee May File Proofs of Claim.

            The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other securities or property payable or deliverable upon the conversion or exchange of the Notes or on any such claims and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

            SECTION 6.10      Priorities.

            Subject to the provisions of the Security Documents, any money or property collected by the Trustee (or received by the Trustee from the Collateral Agent under any Security Documents) pursuant to this Article VI and any money or other property distributable in respect of the Company's obligations under this Indenture after an Event of Default shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money or property on account of principal (or premium, if any) or interest, if any, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

            First: to the Trustee (including any predecessor Trustee), its agents and attorneys for amounts due under Section 7.7, including payment of all reasonable compensation, fees, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

            Second: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest respectively;

            Third: without duplication, to the Holders for any other Obligations owing to the Holders under this Indenture and the Notes; and

            Fourth: to the Company or to such party as a court of competent jurisdiction shall direct.

            The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

            SECTION 6.11      Undertaking for Costs.

            In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.7, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

ARTICLE VII

TRUSTEE

            SECTION 7.1        Duties of Trustee.

            (a)        If an Event of Default has occurred and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and the Security Documents, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

            (b)        Except during the continuance of an Event of Default:

            (i)          the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

            (ii)         in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall be under a duty to examine the certificates and opinions specifically required to be furnished to it to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts or conclusions stated therein).

            (c)        The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

            (i)          this paragraph does not limit the effect of paragraphs (b) or (e) of this Section 7.1;

            (ii)         the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Trustee, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

            (iii)        the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it in accordance with the terms hereof.

            (d)        Whether or not therein expressly so provided, every provision of this Indenture, the Intercreditor Agreement or any provision of any Security Document that in any way relates to the Trustee or the Collateral Agent is subject to Sections 7.1 and 7.2.

            (e)        No provision of this Indenture or the Security Documents shall require the Trustee or the Collateral Agent to expend or risk its own funds or incur any liability. The Trustee and the Collateral Agent shall be under no obligation to exercise any of their rights and powers under this Indenture or the Security Documents at the request of any Holder, unless such Holder shall have offered to the Trustee and/or the Collateral Agent, as applicable, security and indemnity satisfactory to it against any loss, liability or expense.

            (f)        The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

            (g)        The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

            (h)        The Trustee and the Collateral Agent agree to accept and act upon facsimile or electronic transmission of manually-signed documents (including portable document format) hereunder.

            SECTION 7.2        Rights of Trustee.

            (a)        The Trustee may conclusively rely and shall be fully protected in acting or refraining from acting on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in any such document.

            (b)        Before the Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel. The Trustee may consult with counsel of the Trustee's own choosing and the Trustee shall be fully protected from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance on the advice or opinion of such counsel or on any Opinion of Counsel.

            (c)        The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care.

            (d)        The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture. Any request or direction of the Company mentioned herein shall be sufficiently evidenced by an Officer's Certificate and a Board Resolution delivered to the Trustee. Whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officer's Certificate.

            (e)        Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company or a Guarantor shall be sufficient if signed by an Officer of the Company or such Guarantor.

            (f)        The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security and indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

            (g)        The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or documents, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall have reasonable access after reasonable notice during normal business hours to the books, records and premises of the Company or any Guarantor, personally or by agent or attorney and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

            (h)        The rights, privileges, protections and benefits given to the Trustee, including its rights to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Persons employed to act hereunder or under any Security Document (including the Collateral Agent).

            (i)        The permissive right of the Trustee to take or refrain from taking any actions enumerated in this Indenture or any Security Document shall not be construed as a duty.

            (j)        In the event that the Trustee (in such capacity or in any other capacity hereunder or under any Security Document) is unable to decide between alternative courses of action permitted or required by the terms of this Indenture or any Security Document, or in the event that the Trustee is unsure as to the application of any provision of this Indenture or any Security Document, or believes any such provision is ambiguous as to its application, or is, or appears to be, in conflict with any other applicable provision, or in the event that this Indenture or any Security Document permits any determination by or the exercise of discretion on the part of the Trustee or is silent or is incomplete as to the course of action that the Trustee is required to take with respect to a particular set of facts, the Trustee may give notice (in such form as shall be appropriate under the circumstances) to the Holders requesting instruction as to the course of action to be adopted, and to the extent the Trustee acts in good faith in accordance with any written instructions received from a majority in aggregate principal amount of the then outstanding Notes, the Trustee shall not be liable on account of such action to any Person. If the Trustee shall not have received appropriate instruction within 10 days of such notice (or such shorter period as reasonably may be specified in such notice or as may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action as it shall deem to be in the interests of the Holders and the Trustee shall have no liability to any Person for such action or inaction.

            SECTION 7.3        Individual Rights of Trustee.

            The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11.

            SECTION 7.4        Trustee's Disclaimer.

            The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, or the existence, genuineness, value or protection of any Collateral (except for the safe custody of Collateral in its possession in accordance with the terms hereof), for the legality, effectiveness or sufficiency of any Security Document, or for the creation, perfection, priority, sufficiency or protection of any Note Lien, and it shall not be accountable for the Company's use of the proceeds from the Notes or any money paid to the Company or upon the Company's direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein, any statement in the Notes, or any statement or recital in any document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication on the Notes. The Trustee shall not be responsible for calculating the Applicable Premium, or determining whether such amounts are due.

            SECTION 7.5        Notice of Defaults.

            If a Default occurs and is continuing and if it is actually known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders a notice of the Default within 90 days after it occurs, or if discovered after such 90 day period, promptly after the Trustee learns of such Default (unless such Default shall have been cured or waived). Except in the case of a Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders.

            The Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default (other than a Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Notes) unless a Responsible Officer of the Trustee has actual knowledge thereof or shall have received written notice thereof at its address set forth in Section 12.2 from the Company, any Guarantor or Holders of 25% in aggregate principal amount of the then outstanding Notes specifying the occurrence and nature thereof and stating that such notice is a notice of default.

            SECTION 7.6        Reports by Trustee to Holders of the Notes.

            Within 60 days after each October 1 beginning with the October 1, 2015, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the twelve (12) months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA § 313(b). The Trustee shall also transmit by mail all reports as required by TIA § 313(c).

            SECTION 7.7        Compensation and Indemnity.

            The Company shall pay to the Trustee from time to time compensation as shall be agreed to in writing by the Company and the Trustee for its acceptance of this Indenture and services hereunder (it being hereby agreed that the compensation set forth in any fee letter between the Company and/or Tembec Inc. and the Trustee shall be deemed to be reasonable). The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements, fees and expenses of the Trustee's agents and counsel.

            The Company and the Guarantors, jointly and severally, shall indemnify the Trustee (which for purposes of this Section 7.7 shall include its officers, directors and employees) against any and all claims, damages, losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company (including this Section 7.7) and defending itself against any claim (whether asserted by the Company or any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, claim, damage, liability or expense may be attributable to its negligence, willful misconduct or bad faith. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of one such counsel. The Company and the Guarantors need not pay for any settlement made without their consent, which consent shall not be unreasonably withheld.

            The obligations of the Company and the Guarantors under this Section 7.7 shall survive the satisfaction and discharge or termination for any reason of this Indenture, including any termination or rejection hereof under any Bankruptcy Law, or the resignation or removal of the Trustee.

            To secure the Company's and the Guarantors' obligations in this Section 7.7, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal, premium, if any, or interest, if any, on particular Notes. Such Lien shall survive the satisfaction and discharge or termination for any reason of this Indenture and the resignation or removal of the Trustee.

            In addition, and without prejudice to the rights provided to the Trustee under any of the provisions of this Indenture, when the Trustee incurs expenses or renders services after an Event of Default specified in clause (8) of the first paragraph of Section 6.1 occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

            “Trustee” for the purposes of this Section 7.7 shall include any predecessor Trustee and the Trustee in each of its capacities hereunder and each agent, custodian and other person employed to act hereunder or under any Security Document; provided, however, that the negligence, willful misconduct or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

            The Trustee shall comply with the provisions of TIA § 313(b)(2) to the extent applicable.

            SECTION 7.8        Replacement of Trustee.

            A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.8.

            The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

            (a)        the Trustee fails to comply with Section 7.10;

            (b)        the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

            (c)        a Custodian or public officer takes charge of the Trustee or its property; or

            (d)        the Trustee becomes incapable of acting.

            If the Trustee resigns, is removed or becomes incapable of acting, or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.

            If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Company's expense), the Company or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

            If the Trustee, after written request by any Holder who has been a Holder for at least six (6) months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

            A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and the duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided that all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.7. Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Company's obligations under and the Lien provided for in Section 7.7 shall continue for the benefit of the retiring Trustee.

            SECTION 7.9        Successor Trustee by Merger, Etc.

            Any entity into which the Trustee or any Agent may be merged or converted or with which the Trustee or any Agent may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the Trustee or any Agent shall be a party, or any entity succeeding to all or substantially all of the corporate trust business of the Trustee or any Agent, shall be the successor of the Trustee or any Agent hereunder, as applicable, provided such entity shall be otherwise qualified and eligible under this Article VII, to the extent operative, without the execution or filing of any document or further act on the part of any of the parties hereto. In the case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

            SECTION 7.10      Eligibility; Disqualification.

            There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trust power and that is subject to supervision or examination by federal or state authorities. The Trustee shall at all times have a combined capital surplus of at least US$50.0 million as set forth in its most recent annual report of condition. If at any time the Trustee ceases to be eligible in accordance with the provisions of this Section 7.10, it shall resign immediately in the manner and with the effect specified in this Article VII.

            This Indenture shall always have a Trustee who satisfies the requirements of TIA §§ 310(a)(1), (2) and (5). The Trustee is subject to TIA § 310(b) including the provision in § 310(b)(1); provided that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities, or certificates of interest or participation in other securities, of the Company or the Guarantors are outstanding if the requirements for exclusion set forth in TIA § 310(b)(1) are met.

            SECTION 7.11      Preferential Collection of Claims Against the Company.

            The Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

            SECTION 7.12      Trustee's Application for Instructions from the Company.

            Any application by the Trustee for written instructions from the Company may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than twenty (20) Business Days after the date any Officer of the Company actually receives such application, unless any such Officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

            SECTION 7.13      Limitation of Liability.

            In no event shall the Trustee or the Collateral Agent, Paying Agent or Registrar or in any other capacity hereunder, be liable under or in connection with this Indenture for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits, whether or not foreseeable, even if the Trustee has been advised of the possibility thereof and regardless of the form of action in which such damages are sought. The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; labor disputes; and acts of civil or military authority and governmental action. The provisions of this Section 7.13 shall survive satisfaction and discharge or the termination for any reason of this Indenture and the resignation or removal of the Trustee.

            SECTION 7.14      Collateral Agent.

            The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Collateral Agent.

            SECTION 7.15      Co-Trustees; Separate Trustee; Collateral Agent.

            At any time or times, for the purpose of meeting the legal requirements of any jurisdiction in which any of the Collateral may at the time be located, the Company, the Collateral Agent and the Trustee shall have power to appoint, and, upon the written request of (i) the Trustee or the Collateral Agent or (ii) the Holders of at least a majority of the outstanding principal amount at maturity of the Notes, the Company shall for such purpose join with the Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one (1) or more Persons approved by the Trustee either to act as co-trustee, jointly with the Trustee, or to act as separate trustee, co-collateral agent, sub-collateral agent or separate collateral agent of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in the capacity aforesaid, any property, title, right or power deemed necessary or desirable, subject to the other provisions of this Section 7.15. If the Company does not join in such appointment within 15 days after the receipt by it of a request in accordance with this Section 7.15 so to do, or in case an Event of Default has occurred and is continuing, the Trustee or the Collateral Agent alone shall have power to make such appointment.

            Should any written instrument from the Company be requested by any co-trustee or separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent so appointed for more fully confirming to such co-trustee or separate trustee such property, title, right or power, any and all such instruments shall, on request of such co-trustee or separate trustee or separate collateral agent, be executed, acknowledged and delivered by the Company.

            Any co-trustee, separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent shall agree in writing to be and shall be subject to the provisions of the applicable Security Documents as if it were the Trustee thereunder (and the Trustee shall continue to be so subject).

            Every co-trustee or separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent shall, to the extent permitted by law, but to such extent only, be appointed subject to the following terms and subject in all cases to the provisions of the Security Documents, namely:

            The Notes shall be authenticated and delivered, and all rights, powers, duties and obligations hereunder in respect of the custody of securities, cash and other personal property held by, or required to be deposited or pledged with, the Trustee hereunder, shall be exercised solely, by the Trustee.

            The rights, powers, duties and obligations hereby conferred or imposed upon the Trustee in respect of any property covered by such appointment shall be conferred or imposed upon and exercised or performed by the Trustee or by the Trustee and such co-trustee or separate trustee jointly, or by the Trustee and such co-collateral agent, sub-collateral agent or separate collateral agent jointly as shall be provided in the instrument appointing such co-trustee, separate trustee or separate collateral agent, except to the extent that under any law of any jurisdiction in which any particular act is to be performed, the Trustee shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed by such co-trustee, separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent.

            The Trustee at any time, by an instrument in writing executed by it, with the concurrence of the Company evidenced by a Board Resolution, may accept the resignation of or remove any co-trustee, separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent appointed under this Section 7.15, and, in case an Event of Default has occurred and is continuing, the Trustee shall have power to accept the resignation of, or remove, any such co-trustee, separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent without the concurrence of the Company. Upon the written request of the Trustee, the Company shall join with the Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to effectuate such resignation or removal. A successor to any co-trustee, separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent so resigned or removed may be appointed in the manner provided in this Section 7.15.

            No co-trustee, separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent hereunder shall be liable by reason of any act or omission of the Trustee, or any other such trustee, co-trustee, separate trustee, co-collateral agent, sub-collateral agent or separate collateral agent hereunder.

            The Trustee shall not be liable by reason of any act or omission of any co-trustee, separate trustee, co-collateral agent, sub-collateral agent or separate collateral agent.

            Any Act of Holders delivered to the Trustee shall be deemed to have been delivered to each such co-trustee, separate trustee or co-collateral agent, sub-collateral agent or separate collateral agent, as the case may be.

ARTICLE VIII

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

            SECTION 8.1        Option to Effect Legal Defeasance or Covenant Defeasance.

            The Company may, at its option and at any time evidenced by a Board Resolution set forth in an Officer's Certificate, elect to have either Section 8.2 or 8.3 applied to all outstanding Notes upon compliance with the conditions set forth below in this Article VIII.

            SECTION 8.2        Legal Defeasance.

            Upon the Company's exercise under Section 8.1 of the option applicable to this Section 8.2, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.4, be deemed to have been discharged from its obligations with respect to all outstanding Notes, and all obligations of the Guarantors shall be deemed to have been discharged with respect to their Note Guarantees, on the date the conditions set forth below are satisfied (hereinafter, “legal defeasance”). For this purpose, legal defeasance means that the Company shall be deemed to have paid and discharged the entire Debt represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.5 and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all of its other obligations under such Notes and this Indenture (and the Trustee, on written demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

            (a)        the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to in Section 8.4(l);

            (b)        the Company's obligations with respect to the Notes under Sections 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.10 and 4.2;

            (c)        the rights, powers, trusts, duties and immunities of the Trustee and the Company's and the Guarantors' obligations in connection therewith; and

            (d)        the provisions of this Article VIII.

Subject to compliance with this Article VIII, the Company may exercise its option under this Section 8.2 notwithstanding the prior exercise of its option under Section 8.3.

            SECTION 8.3        Covenant Defeasance.

            Upon the Company's exercise under Section 8.1 of the option applicable to this Section 8.3, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.4, be released from their obligations under the covenants contained in Sections 4.3, 4.4, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.17, 4.18, 4.20 and 5.1 with respect to the outstanding Notes and Note Guarantees on and after the date the conditions set forth below are satisfied (hereinafter, “covenant defeasance” and, together with legal defeasance, “defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, covenant defeasance means that, with respect to the outstanding Notes, Tembec Inc. or any of its Subsidiaries may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.1, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company's exercise under Section 8.1 of the option applicable to this Section 8.3, subject to the satisfaction of the conditions set forth in Section 8.4, clauses (3), (4), (5), (6), (7) and (9) of the first paragraph of Section 6.1 shall not constitute Events of Default.

            SECTION 8.4        Conditions to Legal Defeasance or Covenant Defeasance.

            The following shall be the conditions to the application of either Section 8.2 or 8.3 to the outstanding Notes:

            (1)        the Company must irrevocably deposit or cause to be irrevocably deposited with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent chartered public accountants, expressed in a written opinion thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to Stated Maturity or to a particular redemption date;

            (2)        in the case of legal defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

            (3)        in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

            (4)        no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of any Lien to secure such borrowing);

            (5)        such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company is a party or by which the Company is bound; and

            (6)        the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to such legal defeasance or covenant defeasance have been satisfied.

            Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a legal defeasance need not to be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable by reason of the mailing of a notice of redemption or otherwise, (y) will become due and payable within one year or (z) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee.

            SECTION 8.5        Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

            Subject to Section 8.6, all money and non-callable U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.5, the “Trustee”) pursuant to Section 8.4 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Tembec Inc. or any Subsidiary thereof acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

            The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Obligations deposited pursuant to Section 8.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

            Anything in this Article VIII to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the written request of the Company and be relieved of all liability with respect to any money or non-callable U.S. Government Obligations held by it as provided in Section 8.4 which, in the opinion of a nationally recognized firm of independent chartered public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.4(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent legal defeasance or covenant defeasance.

            SECTION 8.6        Repayment to Company.

            Subject to applicable law, any money or property deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest, if any, on any Note and remaining unclaimed for one (1) year after such principal and premium, if any, or interest has become due and payable shall be paid to the Company on its written request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money or property then remaining shall be repaid to the Company.

            SECTION 8.7        Reinstatement.

            If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable U.S. Government Obligations in accordance with Section 8.2 or 8.3, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations of the Company under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.2 or 8.3 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.2 or 8.3, as the case may be; provided, however, that, if the Company makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or property held by the Trustee or Paying Agent.

            SECTION 8.8        Discharge.

            This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder (subject to those provisions that by their express terms shall survive) (a “Discharge”), when:

            (1)        either

            (A)        all Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation, or

            (B)        all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise, (ii) will become due and payable within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption and, in each case, the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust of cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof in an amount sufficient to pay and discharge the principal, premium, if any, and interest on, the Notes to the Stated Maturity thereof or the date of redemption, as the case may be; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee by 11:00 am NY time on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer's Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption);

            (2)        the Company has paid or caused to be paid all other sums then due and payable under this Indenture by the Company;

            (3)        the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

            (4)        the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

            (5)        the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel to the Trustee, each stating that all conditions precedent under this Indenture relating to the Discharge have been satisfied.

            The Collateral will be released from the Note Lien securing the Notes, as provided under Section 10.4 hereof, upon a Discharge in accordance with the provisions of this Section 8.8.

ARTICLE IX

AMENDMENT, SUPPLEMENT AND WAIVER

            SECTION 9.1        Without Consent of Holders.

            Notwithstanding Section 9.2 of this Indenture, without the consent of any Holders, the Company, the Guarantors, the Trustee and/or the Collateral Agent, as applicable, may amend or supplement the Notes Documents to:

            (1)        cure any ambiguity, defect, omission, mistake or inconsistency or to make any modification of a formal, minor or technical nature;

            (2)        evidence the succession of another Person to the Company or any Guarantor and the assumption by any such successor of the covenants and other obligations of the Company or such Guarantor under this Indenture, the Notes, the Note Guarantees or the Security Documents;

            (3)        comply with the covenant relating to consolidations, amalgamations, mergers, conveyances, transfers and leases;

            (4)        add to the covenants of the Company or any Guarantor for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company or any Guarantor;

            (5)        add additional Events of Default;

            (6)        provide for uncertificated Notes in addition to or in place of certificated Notes;

            (7)        evidence and provide for the acceptance and appointment under this Indenture or the Security Documents of a successor Trustee or Collateral Agent;

            (8)        provide for or confirm the issuance of Additional Notes in accordance with the terms of this Indenture;

            (9)        add Guarantors with respect to the Notes or to release a Guarantor from its Note Guarantee in accordance with this Indenture;

            (10)      make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of the Holders in any material respect, as determined by the Company in good faith;

            (11)      make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including to facilitate the issuance and administration of the Notes or to comply with the rules of any applicable securities depository; provided, however, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

            (12)     conform the text of this Indenture or any other Notes Document to any provision of the “Description of Notes” in the Offering Memorandum to the extent that such was intended to be a verbatim recitation of a provision of this Indenture or any other Notes Documents, as certified in an Officer's Certificate;

            (13)      mortgage, pledge, hypothecate or grant any other Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders, as additional security for the payment and performance of all or any portion of the Notes Obligations under this Indenture and the Notes, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to the Collateral Agent for the benefit of the Holders of the Notes pursuant to this Indenture, any of the Security Documents or otherwise;

            (14)      (i) enter into additional, amended or supplemental Security Documents (including an amended Intercreditor Agreement to provide for additional Credit Facility Obligations incurred pursuant to this Indenture) or (ii) provide for the release of Collateral from the Lien of this Indenture and the Security Documents when permitted or required by the Security Documents, the Intercreditor Agreement or this Indenture; or

            (15)      secure any Permitted Additional Pari Passu Obligations under the Security Documents.

            SECTION 9.2        With Consent of Holders.

            Except as provided below in this Section 9.2, the Notes Documents may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing Default or Event of Default or compliance with any provision of the Notes Documents may be waived with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with purchase of, or tender offer or exchange offer for, the Notes); provided, however, that without the consent of each Holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

            (1)        change the Stated Maturity of the principal of, or any installment of interest on, any Note;

            (2)        reduce the principal of, or rate of interest on, or premium payable on, any Note;

            (3)        change the place of payment where, or the currency in which, the principal of, or interest or premium, if any, on any Note is payable or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof;

            (4)        change the date on which any Notes may be subject to redemption or reduce the redemption price therefor (it being understood that a change to any advance notice requirement with respect to such date shall not be deemed to be a change of such date);

            (5)        reduce the percentage in aggregate principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

            (6)        subordinate, in right of payment, the Notes to any other Debt of the Company or Tembec Inc.;

            (7)        release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture;

            (8)        waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes and the consequences thereof by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

            (9)        waive a redemption payment with respect to any Note (other than a payment required by Section 4.10 or Section 4.14);

            (10)      make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium, if any, and interest on the Notes when due and payable; or

            (11)      make any change in the preceding amendment and waiver provisions.

            In addition, any amendment to, or waiver of, the provisions of the Notes Documents that has the effect of releasing all or substantially all of the Collateral from the Note Liens securing the Notes will require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the outstanding Notes.

            It is not necessary for the consent of the Holders of Notes under this Section 9.2 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

            SECTION 9.3        Revocation and Effect of Consents.

            Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent Holder of that Note or portion of the Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on the Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. When an amendment, supplement or waiver becomes effective in accordance with its terms, it thereafter binds every Holder.

            The Company may, but shall not be obligated to, fix a record date for determining which Holders consent to such amendment, supplement or waiver. If the Company fixes a record date, the record date shall be fixed at (i) the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished for the Trustee prior to such solicitation pursuant to Section 2.5 or (ii) such other date as the Company shall designate.

            SECTION 9.4        Notation on or Exchange of Notes.

            The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall authenticate new Notes that reflect the amendment, supplement or waiver.

            Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

            After any amendment, supplement or waiver becomes effective, the Company shall mail to Holders a notice briefly describing such amendment, supplement or waiver. The failure to give such notice shall not affect the validity and effect of such amendment, supplement or waiver.

            SECTION 9.5        Trustee to Sign Amendments, Etc.

            The Trustee shall sign any amended or supplemental indenture authorized pursuant to this Article IX if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Company and the Guarantors may not sign an amendment or supplemental indenture until their respective Boards of Directors approve it. In signing or refusing to sign any amendment or supplemental indenture the Trustee shall be entitled to receive and shall be fully protected in relying upon an Officer's Certificate and an Opinion of Counsel stating that the execution of such amendment or supplemental indenture is authorized or permitted by this Indenture, that all conditions precedent thereto have been satisfied or waived, that such amendment or supplemental indenture is not inconsistent herewith, and that it will be valid and binding upon the Company in accordance with its terms.

ARTICLE X

SECURITY

            SECTION 10.1        Appointment and Authorization of the Collateral Agent.

            (a)        The Collateral Agent is hereby designated and appointed as the Collateral Agent of the Trustee and the Holders under the Security Documents, and is authorized as the Collateral Agent for the Trustee and such Holders to execute and enter into each of the Security Documents and the Intercreditor Agreement and all other instruments relating to the Security Documents and (i) to take action and exercise such powers as are expressly required or permitted hereunder and under the Security Documents and the Intercreditor Agreement and all instruments relating hereto and thereto and (ii) to exercise such powers and perform such duties as are in each case, expressly delegated to the Collateral Agent by the terms hereof and thereof together with such other powers as are reasonably incidental hereto and thereto.

            (b)        The Collateral Agent is hereby authorized to execute and enter into any other Intercreditor Agreement that may be entered into after the Issue Date by the Company, any Guarantor and the Collateral Agent in connection with Credit Facilities not otherwise prohibited by this Indenture (which is not materially less favorable to the Collateral Agent and the Holders than the Intercreditor Agreement referred to in clause (i) of the definition of “Intercreditor Agreement” set forth in Section 1.1) (as certified to by the Company in an Officer's Certificate delivered to the Trustee and the Collateral Agent).

            (c)        Notwithstanding any provision to the contrary elsewhere in this Indenture, the Intercreditor Agreement or the Security Documents, the Collateral Agent shall not have any duties or responsibilities except those expressly set forth herein or therein or any fiduciary relationship with any Holder or the Trustee, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Intercreditor Agreement or any Security Document or otherwise exist against the Collateral Agent.

            (d)        Before the Collateral Agent acts or refrains from acting, it may require an Officer's Certificate or Opinion of Counsel or both. The Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on any such Officer's Certificate or Opinion of Counsel. The Collateral Agent may consult with counsel of the Collateral Agent's own choosing and the Collateral Agent shall be fully protected from liability in respect of any action taken, suffered or omitted by it hereunder or under the Security Documents in good faith and in reliance on the advice or opinion of such counsel or on any Opinion of Counsel.

            SECTION 10.2        Security Documents; Additional Collateral.

            (a)        Security Documents. In order to secure the due and punctual payment of the Note Obligations, the Company, the Guarantors, the Collateral Agent and the other parties thereto have simultaneously with the execution of this Indenture entered or, in accordance with the provisions of Section 4.17, Section 4.20 and this Article X and Sections 4.1(n) and 5.7 of the security agreement referred to in clause (i) of the definition of “Security Agreement” set forth in Section 1.1, will enter into the Security Documents, including any security agreement entered into after the Issue Date by the Company, the Collateral Agent and any U.S. Guarantors, identical in form and substance to the abovementioned Security Agreement, except with such changes as are necessary for such document to be governed by U.S. law and to perfect the Note Liens in the Collateral owned by such U.S. Guarantors.

            (b)        Additional Collateral. With respect to assets acquired after the Issue Date, the Company or applicable Guarantor will take the applicable actions required by the Security Documents.

            SECTION 10.3        Recording, Registration and Opinions.

            The Company shall furnish to the Collateral Agent (with a copy to the Trustee) on or within one month after October 1 of each year, commencing October 1, 2015, an Opinion of Counsel either (A) stating that, in the opinion of such counsel, such action has been taken with respect to the recording, filing, re-recording and refiling of Note Liens under the Security Documents on the Collateral as necessary to maintain the perfection of such Note Liens, and reciting the details of such action or (B) stating that, in the opinion of such counsel, no such action is necessary to maintain the perfection of such Note Liens. Such Opinion of Counsel may refer to prior Opinions of Counsel and contain customary assumptions, qualifications and exceptions and may rely on an Officer's Certificate of the Company.

            SECTION 10.4        Releases of Collateral.

            The Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Note Liens securing the Obligations under the Notes and the Note Guarantees under any one or more of the following circumstances:

            (1)        in whole or in part, as applicable, as to all or any portion of property subject to such Note Liens which has been taken by eminent domain, condemnation or other similar circumstances;

            (2)        in connection with asset dispositions permitted or not prohibited under Section 4.10;

            (3)        if any Guarantor is released from its Note Guarantee in accordance with the terms of this Indenture (including by virtue of such Guarantor ceasing to be a Restricted Subsidiary), that Guarantor's assets will also be released from the Note Liens securing the Obligations under the Notes and the Note Guarantees; or

            (4)        if required in accordance with the terms of the Intercreditor Agreement.

            The Note Liens securing the Obligations under the Notes and the Note Guarantees also will be released:

            (5)        upon legal defeasance or covenant defeasance or discharge of this Indenture as described in Article VIII; or

            (6)        with the consent of the holders of the requisite percentage of Notes in accordance with Article IX.

            SECTION 10.5        Form and Sufficiency of Release.

            In the event that either Company or any Guarantor has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that, under the terms of this Indenture may be sold, exchanged or otherwise disposed of by the Company or any Guarantor, and the Company or such Guarantor requests the Trustee to furnish a written disclaimer, release or quitclaim of any interest in such property under this Indenture, the applicable Guarantee and the Security Documents, upon receipt of an Officer's Certificate and Opinion of Counsel to the effect that such release complies with Section 10.4 and specifying the provision in Section 10.4 pursuant to which such release is being made (upon which the Trustee may exclusively and conclusively rely), the Trustee shall execute, acknowledge and deliver to the Company or such Guarantor (or instruct the Collateral Agent to do the same) such an instrument in the form provided by the Company, and providing for release without recourse and shall take such other action as the Company or such Guarantor may reasonably request and as necessary to effect such release. Before executing, acknowledging or delivering any such instrument, the Trustee shall be furnished with an Officer's Certificate and an Opinion of Counsel (on which the Trustee shall be entitled to conclusively and exclusively rely) each to the effect that such release is authorized and permitted by the terms hereof and the Security Documents and that all conditions precedent with respect to such release have been satisfied.

            SECTION 10.6        Possession and Use of Collateral.

            Subject to the provisions of the Security Documents and the Intercreditor Agreement, the Company and the Guarantors shall have the right to remain in possession and retain exclusive control of and to exercise all rights with respect to the Collateral (other than monies or U.S. Government Obligations deposited pursuant to Article VIII, and other than as set forth in the Security Documents, the Intercreditor Agreement and this Indenture), to operate, manage, develop, lease, use, consume and enjoy the Collateral (other than monies and U.S. Government Obligations deposited pursuant to Article VIII and other than as set forth in the Security Documents, the Intercreditor Agreement and this Indenture), to alter or repair any Collateral so long as such alterations and repairs do not impair the Lien of the Security Documents thereon, and to collect, receive, use, invest and dispose of the reversions, remainders, interest, rents, lease payments, issues, profits, revenues, proceeds and other income thereof.

            SECTION 10.7        Purchaser Protected.

            No purchaser or grantee of any property or rights purporting to be released shall be bound to ascertain the authority of the Trustee or Collateral Agent to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority so long as the conditions set forth in Section 10.5 have been satisfied.

            SECTION 10.8        Authorization of Actions to Be Taken by the Collateral Agent Under the Security Documents and the Intercreditor Agreement.

            The Holders agree that the Collateral Agent shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Collateral Agent by the Security Documents and the Intercreditor Agreement. Furthermore, each Holder of a Note, by accepting such Note, consents to the terms of and authorizes and directs the Trustee and the Collateral Agent to enter into and perform the Security Documents and the Intercreditor Agreement in each of its capacities thereunder.

            SECTION 10.9        Authorization of Receipt of Funds by the Trustee Under the Security Agreement.

            The Trustee is authorized to receive any funds for the benefit of Holders distributed under the Security Documents to the Trustee, and to apply such funds as provided in Section 6.10.

            SECTION 10.10      Powers Exercisable by Receiver or Collateral Agent.

            In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article X upon the Company or any Guarantor, as applicable, with respect to the release, sale or other disposition of such Collateral may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or any Guarantor, as applicable, or of any Officer or Officers thereof required by the provisions of this Article X.

            SECTION 10.11      Québec Security.

            The Company and the Guarantors hereby acknowledge that, for purposes of holding any security granted by the Company or any Guarantor on property pursuant to the laws of the Province of Québec to secure obligations of the Company or any Guarantor under any Note, bond or debenture, the Collateral Agent shall be the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Québec) for the Trustee, all present and future Holders and all present and future holders of any such bond or debenture. The Trustee hereby constitutes the Collateral Agent as the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Québec) in order to hold security granted by the Company and the Guarantors in the Province of Québec to secure the obligations of the Company or any Guarantor under any Note, bond or debenture issued by the Company or any Guarantor. Each Holder shall be deemed to have confirmed and ratified the constitution of the Collateral Agent as the holder of such irrevocable power of attorney (fondé de pouvoir) by holding, or accepting the benefit of, any Note. Notwithstanding the provisions of section 32 of the An Act respecting the special powers of legal persons (Québec), the Collateral Agent or the Trustee may acquire and be the holder of any such Note, bond or debenture. The Company hereby acknowledges that each of the Notes and any such bond or debenture constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Québec. The execution by the Collateral Agent as fondé de pouvoir of any deeds of hypothec or other documents prior to the Issue Date is hereby ratified and confirmed. The Company, the Guarantors, the Trustee and the Holders also agree that the Collateral Agent may hold any bond or debenture issued by the Company or any Guarantor, including as named bondholder or debentureholder or as the Person holding on behalf of the Trustee and the Holders, in accordance with Article 2705 of the Civil Code of Québec, any bond or debenture pledged in favour of the Trustee and the Holders.

ARTICLE XI

NOTE GUARANTEES

            SECTION 11.1        U.S. Note Guarantees.

            (a)        Each U.S. Guarantor hereby jointly and severally, unconditionally and irrevocably guarantees the Notes and obligations of the Company hereunder and thereunder, and guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee on behalf of such Holder, that: (i) the principal of and premium, if any, and interest on the Notes shall be paid in full when due, whether at Stated Maturity, by acceleration, call for redemption or otherwise (including, without limitation, the amount that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code), and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder shall be paid in full or performed, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of any Notes or of any such other obligations, the same shall be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Each of the Note Guarantees of the U.S. Guarantors shall be a guarantee of payment and not of collection.

            (b)        Each U.S. Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a U.S. Guarantor.

            (c)        Each U.S. Guarantor hereby waives the benefits of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company or any other Person, protest, notice and all demands whatsoever and covenants that the Note Guarantee of such U.S. Guarantor shall not be discharged as to any Note except by complete performance of the obligations contained in such Note and such Note Guarantee or as provided for in this Indenture. Each of the U.S. Guarantors hereby agrees that, in the event of a default in payment of principal or premium, if any, or interest on such Note, whether at its Stated Maturity, by acceleration, call for redemption, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in this Indenture, directly against each of the U.S. Guarantors to enforce such U.S. Guarantor's Note Guarantee without first proceeding against the Company or any other U.S. Guarantor. Each U.S. Guarantor agrees that if, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Holders are prevented by applicable law from exercising their respective rights to accelerate the maturity of the Notes, to collect interest on the Notes, or to enforce or exercise any other right or remedy with respect to the Notes, such U.S. Guarantor shall pay to the Trustee for the account of the Holders, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of the Holders.

            (d)        If any Holder or the Trustee is required by any court or otherwise to return to the Company or any U.S. Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Company or any U.S. Guarantor, any amount paid by any of them to the Trustee or such Holder, the Note Guarantee of each of the U.S. Guarantors, to the extent theretofore discharged, shall be reinstated in full force and effect. This paragraph (d) shall remain effective notwithstanding any contrary action which may be taken by the Trustee or any Holder in reliance upon such amount required to be returned. This paragraph (d) shall survive the termination of this Indenture.

            (e)        Each U.S. Guarantor further agrees that, as between each U.S. Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article VI for the purposes of the Note Guarantee of such U.S. Guarantor, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (y) in the event of any acceleration of such Obligations as provided in Article VI, such Obligations (whether or not due and payable) shall forthwith become due and payable by each U.S. Guarantor for the purpose of the Note Guarantee of such U.S. Guarantor.

            SECTION 11.2        [Reserved].

            SECTION 11.3        Severability.

            In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

            SECTION 11.4        Limitation of U.S. Guarantors' Liability.

            Each U.S. Guarantor and by its acceptance hereof each Holder confirms that it is the intention of all such parties that the Note Guarantee of such U.S. Guarantor not constitute a fraudulent transfer or fraudulent conveyance for purposes of the Bankruptcy Law. To effectuate the foregoing intention, the Trustee, the Holders and the U.S. Guarantors hereby irrevocably agree that the Obligations of such U.S. Guarantor under its Note Guarantee shall be limited to the maximum amount that will, after giving effect to all other contingent and fixed liabilities of such U.S. Guarantor and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other U.S. Guarantor in respect of the Obligations of such other U.S. Guarantor under its Note Guarantee, result in the Obligations of such U.S. Guarantor under its Note Guarantee not becoming voidable under applicable Bankruptcy Law relating to fraudulent transfer or fraudulent conveyance.

            SECTION 11.5        Guarantors May Consolidate, Etc., on Certain Terms.

            Subject to Section 11.6, a Guarantor (other than Tembec Inc.) may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless:

            (1)        immediately after giving effect to such transactions, no Default or Event of Default exists;

            (2)        either:

            (A)        the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) (the “Successor Guarantor”) assumes all the obligations of that Guarantor under this Indenture pursuant to a supplemental indenture in substantially the form attached as Exhibit E; or

            (B)        the Net Cash Proceeds of any such sale or other disposition are applied in accordance with the provisions of Section 4.10; and

            (3)        in the case of any transaction pursuant to subclause (2)(A) above,

            (A)        such Guarantor or the Successor Guarantor, as applicable, causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to the Successor Guarantor;

            (B)        the Collateral owned by or transferred to such Guarantor or the Successor Guarantor, as applicable, shall (a) continue to constitute Collateral under this Indenture and the Security Documents, (b) be subject to the Note Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Lien other than Permitted Collateral Liens;

            (C)        the property and assets of the Person which is merged or consolidated with or into such Guarantor or the Successor Guarantor, as applicable, to the extent that they are property or assets of the types which would constitute Collateral under the Security Documents, shall be treated as after-acquired property and such Guarantor or the Successor Guarantor shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Note Lien of the Security Documents in the manner and to the extent required in this Indenture; and

            (4)        the Company delivers, or causes to be delivered, to the Trustee an Officer's Certificate and an Opinion of Counsel (upon which the Trustee shall be entitled to conclusively and exclusively rely), each stating that such sale, other disposition, consolidation or merger complies with the requirements of this Indenture.

            In case of any such consolidation, merger, sale or conveyance and upon the assumption by the Successor Guarantor, by supplemental indenture, executed and delivered to the Trustee, of the Note Guarantee and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such Successor Guarantor shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. All the Note Guarantees so issued shall in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all such Note Guarantees had been issued at the date of the execution hereof.

            Except as set forth in Articles IV and V, and notwithstanding clauses (1) and (2) above, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

            SECTION 11.6        Release of a Guarantor.

            The Note Guarantee of a Guarantor and its obligations under the Note Documents will be automatically and unconditionally released:

            (a)        in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation, amalgamation or otherwise) to a Person that is not (either before or after giving effect to such transaction) Tembec Inc. or a Restricted Subsidiary of Tembec Inc., if the sale or other disposition does not violate Section 4.10 or Section 5.1;

            (b)        in connection with any sale, issuance or other disposition of Equity Interests of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Tembec Inc. or a Restricted Subsidiary of Tembec Inc., if the sale, issuance or other disposition does not violate Section 4.10 and the Guarantor ceases to be a Restricted Subsidiary of Tembec Inc. as a result of such sale, issuance or other disposition;

            (c)        if Tembec Inc. designates that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture;

            (d)        upon receipt by the Trustee of an Officer's Certificate certifying that such Guarantor has met the definition of an Immaterial Subsidiary;

            (e)        upon the release of such Guarantor from its Note Guarantee with the consent of the Holders of the requisite percentage of Notes in accordance with Article IX; or

            (f)        upon legal defeasance, covenant defeasance or Discharge of this Indenture under Article VIII.

            Upon any release of a Guarantor from its Note Guarantee, such Guarantor shall also be automatically and unconditionally released from its obligations under the Security Documents. At the Company's request and expense, the Trustee will execute and deliver any instrument evidencing the release of any Guarantor from its obligations under its Note Guarantee pursuant to this Section 11.6.

            SECTION 11.7        Benefits Acknowledged.

            Each U.S. Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that its Guarantee and waivers pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

            SECTION 11.8        Future U.S. Guarantors.

            Each Restricted Subsidiary (other than the Company) organized under the laws of the United States, any political subdivision thereof, any state thereof or the District of Columbia that is required to Guarantee the Notes (and thereby become a U.S. Guarantor) after the Issue Date pursuant to Section 4.17 shall promptly (i) execute and deliver to the Trustee a supplemental indenture, in substantially the form attached hereto as Exhibit E, pursuant to which such Restricted Subsidiary shall unconditionally Guarantee, on a senior secured basis, all of the Company's Obligations under the Notes upon the terms set forth in this Indenture and (ii) execute and deliver to the Collateral Agent a joinder agreement to each of the applicable Security Documents defining the terms of the security interests that secure payment and performance when due of the Notes, and take all actions required by the Security Documents to cause the Note Liens created thereunder to be duly perfected in accordance with applicable law, including the execution and delivery of other applicable Security Documents and the filing of financing statements in the jurisdictions of incorporation or formation of such U.S. Guarantor and where such U.S. Guarantor's assets are located. Concurrently with the execution and delivery of such supplemental indenture, the Company shall deliver to the Trustee an Opinion of Counsel and an Officer's Certificate (upon which the Trustee shall be entitled to conclusively and exclusively rely) to the effect that such supplemental indenture has been duly authorized, executed and delivered by such U.S. Guarantor and that such supplemental indenture is a legally valid and binding obligation of such U.S. Guarantor, enforceable against such U.S. Guarantor in accordance with its terms and/or to such other matters as the Trustee may reasonably request (subject to customary exceptions, assumptions and qualifications).

            SECTION 11.9        Canadian Guarantees.

            On the Issue Date, Tembec Inc. and each Restricted Subsidiary (other than the Company and certain Immaterial Subsidiaries) organized under the laws of Canada or any province or territory thereof shall execute the Canadian Guarantee attached hereto as Exhibit D.

            Each Restricted Subsidiary organized under the laws of Canada or any province or territory thereof that is required to Guarantee the Notes (and thereby become a Canadian Guarantor) after the Issue Date pursuant to Section 4.17 shall promptly (i) execute and deliver to the Trustee (x) a supplemental indenture, in substantially the form attached hereto as Exhibit E and (y) a counterpart to the Canadian Guarantee attached hereto as Exhibit D, pursuant to which such Restricted Subsidiary shall unconditionally Guarantee, on a senior secured basis, all of the Company's Obligations under the Notes upon the terms set forth in the Canadian Guarantee and (ii) execute and deliver to the Collateral Agent a joinder agreement to each of the applicable Security Documents defining the terms of the security interests that secure payment and performance when due of the Notes, and take all actions required by the Security Documents to cause the Note Liens created thereunder to be duly perfected in accordance with applicable law, including the execution and delivery of other applicable Security Documents and the filing of financing statements in the jurisdictions of incorporation or formation of such Canadian Guarantor and where such Canadian Guarantor's assets are located. Concurrently with the execution and delivery of such supplemental indenture and counterpart to the Canadian Guarantee, the Company shall deliver to the Trustee an Opinion of Counsel and an Officer's Certificate (upon which the Trustee shall be entitled to conclusively and exclusively rely) to the effect that such supplemental indenture and the Canadian Guarantee have each been duly authorized, executed and delivered by such Canadian Guarantor and that each of the supplemental indenture and the Canadian Guarantee is a legally valid and binding obligation of such Canadian Guarantor, enforceable against such Canadian Guarantor in accordance with its terms and/or to such other matters as the Trustee may reasonably request (subject to customary exceptions, assumptions and qualifications).

ARTICLE XII

MISCELLANEOUS

            SECTION 12.1        TIA.

            If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA § 318(c), the imposed duties shall control. The mandatory provisions of the TIA that are required to be a part of and govern indentures qualified under the TIA are incorporated by reference in and are a part of this Indenture.

            SECTION 12.2        Notices.

            Any notice or communication by the Company, any Guarantor or the Trustee to the others is duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested) or sent by electronic transmission (including facsimile transmission or e-mail) or overnight air courier guaranteeing next day delivery, to the others address:

If to the Company or any Guarantor:

Tembec Industries Inc.
800 Rene-Levesque Blvd., Suite 1050
Montreal, QC, Canada H3B 1X9
Facsimile: (514) 871-1980
Attention: General Counsel

With a copy to:

Shearman & Sterling LLP
199 Bay Street
Suite 4405
P.O. Box 247
Toronto, Ontario
M5L 1E8
Facsimile: (416) 360-2128
Attention: Jason R. Lehner

and

Stikeman Elliott LLP
1155 Rene-Levesque Blvd. West, 40th Floor
Montreal, Québec H3B 3V2
Facsimile: (514) 397-3596
Attention: Pierre-Yves Leduc, Esq.

If to the Trustee:

Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Facsimile: (612) 217-5651
Attention: Tembec Industries Account Manager

If to the Collateral Agent:

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Québec H3A 3S8
Facsimile: (814) 982-7677
Attention: General Manager, Corporate Trust Department

            The Company, the Guarantors and the Trustee, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

            All notices and communications (other than those sent to Holders and the Trustee) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if delivered by electronic transmission; and the next Business Day after timely delivery to the courier, if sent by overnight air courier promising next Business Day delivery. All notices and communications to the Trustee shall only be deemed to have been duly given upon receipt by a Responsible Officer of the Trustee.

            Any notice or communication to a Holder shall be mailed by first class mail or by overnight air courier promising next Business Day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA § 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

            If a notice or communication is mailed or sent in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it, except in the case of notices or communications given to the Trustee, which shall be effective only upon actual receipt.

            If the Company sends a notice or communication to Holders, it shall send a copy to the Trustee and each Agent at the same time.

            Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption or purchase) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to DTC (or its designee) if delivered electronically.

            SECTION 12.3        Communication by Holders of Notes with Other Holders of Notes.

            Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture, the Security Documents or the Notes. The Company, the Guarantor, the Trustee, the Registrar and any other Person, as applicable, shall have the protection of TIA § 312(c).

            SECTION 12.4        Certificate and Opinion as to Conditions Precedent.

            Upon any request or application by the Company to the Trustee to take any action under this Indenture (other than the initial issuance of the Notes), the Company shall furnish to the Trustee upon request:

            (a)        an Officer's Certificate (which shall include the statements set forth in Section 12.5) to the effect that, in the opinion of the signer or signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

            (b)        an Opinion of Counsel (which shall include the statements set forth in Section 12.5) to the effect that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

            SECTION 12.5        Statements Required in Certificate or Opinion.

            Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

            (a)        a statement that the Person making such certificate or opinion has read such covenant or condition;

            (b)        a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

            (c)        a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

            (d)        a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied;

provided, that an issuer of an Opinion of Counsel may rely as to matters of fact on an Officer's Certificate or a certificate of a public official.

            SECTION 12.6        Rules by Trustee and Agents.

            The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

            SECTION 12.7        No Personal Liability of Directors, Officers, Employees and Stockholders.

            No past, present or future director, officer, employee, general or limited partner, incorporator or stockholder of the Company, Tembec Inc. or any of its Subsidiaries, as such, will have any personal liability for any obligations of the Company or any Guarantor by reason of his, her or its status as such director, officer, employee, stockholder, general partner, limited partner or incorporator, under the Notes Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws or other corporate laws, and it is the view of the SEC that such a waiver is against public policy.

            SECTION 12.8        Governing Law.

            THE LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES OF THE U.S. GUARANTORS, IF ANY.

            SECTION 12.9        Consent to Jurisdiction; Waiver of Trial by Jury; Service of Process.

            The parties to this Indenture each hereby irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan in The City of New York in any action or proceeding arising out of or relating to the Notes, the Note Guarantees or this Indenture, and all such parties hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such New York State or federal court and hereby irrevocably waive, to the fullest extent that they may legally do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

            By the execution and delivery of this Indenture, the Company and the Guarantors (i) acknowledge that the Company and each Guarantor that is not a U.S. Guarantor has, by separate written instrument, irrevocably designated and appointed CT Corporation, 111 Eighth Avenue, New York, NY 10011 (or any successor) (together with any successor, the “Agent for Service”), as their authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to this Indenture, the Notes or the Note Guarantees that may be instituted in any federal or state court located in the Borough of Manhattan in the City of New York and acknowledge that the Agent for Service has accepted such designation and (ii) agree that service of process upon the Agent for Service (or any successor) shall be deemed in every respect effective service of process upon the Company or such Guarantor in any such suit, action or proceeding. The Company and the Guarantors further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect until the discharge of this Indenture upon redemption, maturity or otherwise.

            SECTION 12.10      No Adverse Interpretation of Other Agreements.

            This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

            SECTION 12.11      Successors.

            All agreements of the Company and the Guarantors in this Indenture, the Notes and the Note Guarantees, as applicable, shall (except as provided in Section 11.6) bind their respective successors and assigns. All agreements of the Trustee in this Indenture shall bind its successors and assigns.

            SECTION 12.12      Severability.

            In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

            SECTION 12.13      Counterpart Originals.

            The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart of a signature page to this Indenture by telecopier, facsimile or other electronic transmission (i.e. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof.

            SECTION 12.14      Table of Contents, Headings, Etc.

            The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

            SECTION 12.15      Acts of Holders.

            (a)        Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one (1) or more instruments (including instruments in electronic, digital or other machine-readable form) of substantially similar tenor signed (including signatures in electronic, digital or other machine-readable form) by such Holders in person or by agent duly appointed in writing (including signatures in electronic, digital or other machine-readable form); and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section 12.15.

            (b)        The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such officer the execution thereof. Where such execution is by a signer acting in a capacity other than such signer's individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer's authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

            (c)        The ownership of Notes shall be proved by the Holder list maintained under Section 2.5 hereunder.

            (d)        Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

            (e)        If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the outstanding Notes shall be computed as of such record date; provided that no such request, demand, authorization, direction, notice, consent or waiver by the Holders on such record date shall be deemed effective unless it shall become effective (pursuant to the provisions of this Indenture, to the extent applicable) not later than six (6) months after the record date.

            SECTION 12.16      Security Documents.

            The Trustee, the Collateral Agent and the Holders are bound by the terms of the Security Documents and the Intercreditor Agreement.

            SECTION 12.17      Conversion of Currency.

            The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Notes and this Indenture:

            (i)         If, for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

            (ii)        If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

            In the event of the winding-up of the Company at any time while any amount or damages owing under the Notes and/or this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. Dollars due or contingently due under the Notes and/or this Indenture (other than under this Section 12.17(b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Section 12.17(b), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

            The obligations contained in Section 12.17(a)(ii) and (b) shall constitute obligations of the Company separate and independent from its other respective obligations under the Notes and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Section 12.17(b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or the liquidator or otherwise any of them. In the case of Section 12.17(b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

            The term “rate(s) of exchange” shall mean the rate of exchange quoted by Reuters at 12:00 noon New York time for purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in subsections (a) and (b) above and includes any premiums and costs of exchange payable.

            The Trustee and the Collateral Agent shall have no duty or liability with respect to monitoring or enforcing this Section 12.17.

            SECTION 12.18      USA Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this agreement agree that they shall provide the Trustee and the Trust Officers with such information as they may request in order to satisfy the requirements of the USA Patriot Act.

            SECTION 12.19      Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

            SECTION 12.20      Calculations. Except as otherwise provided, the Company will be responsible for making all calculations called for under this Indenture or the Notes. The Company will make all such calculations in good faith and, absent manifest error, its calculations will be final and binding on Holders. The Company will provide a schedule of its calculations to the Trustee and the Trustee is entitled to rely conclusively upon the accuracy of such calculations without independent verification. The Trustee will deliver a copy of such schedule to any Holder upon the written request of such Holder.

[Signatures on following pages]

            IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first above written.

TEMBEC INDUSTRIES INC.

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

TEMBEC INC.,
as a Guarantor

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

TEMBEC,
as a Guarantor
By: Tembec Industries Inc. in its capacity as sole
managing partner

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

TEMBEC ENTERPRISES INC.,
as a Guarantor

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

TEMBEC INVESTMENTS INC.,
as a Guarantor

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

TEMBEC ENERGY INC.,
as a Guarantor

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

TEMBEC ENERGY L.P., represented by its general
partner, TEMBEC ENERGY INC.,
as a Guarantor

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

SPRUCE FALLS ACQUISITION CORP.,
as a Guarantor

By:	(signed) Michel J. Dumas
Name: Michel J. Dumas
Title: EVP, Finances & CFO

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee

By:	(signed) Lynn M. Steiner
Name: Lynn M. Steiner
Title: Vice President

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Collateral Agent

By:	(signed) Fabienne Pinatel
Name: Fabienne Pinatel
Title: Corporate Trust Officer

By:	(signed) Ekaterini Galouzis
Name: Ekaterini Galouzis
Title: Associate Trust Officer

EXHIBIT A

FORM OF 9% SENIOR SECURED NOTE DUE 2019

(Face of 9% Senior Secured Note)
9% Senior Secured Note due 2019

[Insert Global Note Legend, if applicable pursuant to the provisions of the Indenture]

            THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.6 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.6 OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

            UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUIRED BY AN AUTHORIZED REPRESENTATIVE OF DTC OR SUCH OTHER REPRESENTATIVE OF DTC OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

[Insert Restricted Notes Legend, if applicable pursuant to the provisions of the Indenture]

            THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED, DISPOSED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.

            THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT, PRIOR TO THE DATE WHICH IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) (THE “RESALE RESTRICTION TERMINATION DATE”), SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A) INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF

RULE 144A UNDER THE SECURITIES ACT, (B) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE), (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND THE SECURITIES LAWS OF ANY OTHER JURISDICTION (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (E) TO THE COMPANY OR ANY SUBSIDIARY THEREOF OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, ANY APPLICABLE CANADIAN SECURITIES LAWS OR ANY OTHER APPLICABLE JURISDICTION. THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS SECURITY OF THE RESALE RESTRICTIONS SET FORTH ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THIS SECURITY. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF A HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

[Insert the following legend (the "Canadian Legend") on each Note until such time as a trade in such Note will not be a "distribution" within the meaning of applicable Canadian Securities Legislation.]

            UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY IN OR TO A PERSON IN ANY PROVINCE OR TERRITORY OF CANADA BEFORE [FEBRUARY 2, 2015]1.

[Insert Temporary Regulation S Notes Legend, if applicable pursuant to the provisions of the Indenture]

            THIS SECURITY IS A REGULATION S TEMPORARY GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE GOVERNING THIS NOTE. EXCEPT IN THE CIRCUMSTANCES DESCRIBED IN THE INDENTURE, NO TRANSFER OR EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL NOTE MAY BE MADE FOR AN INTEREST IN A TRANSFER RESTRICTED NOTE. NO EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL NOTE MAY BE MADE FOR AN INTEREST IN THE REGULATION S GLOBAL NOTE EXCEPT (A) ON OR AFTER THE TERMINATION OF THE DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) AND (B) UPON DELIVERY OF THE OWNER NOTES CERTIFICATION AND THE TRANSFEREE NOTES CERTIFICATION RELATING TO SUCH INTEREST IN ACCORDANCE WITH THE TERMS OF THE INDENTURE.

            UNTIL 40 DAYS AFTER THE COMMENCEMENT OF THE OFFERING OF THE NOTES, AN OFFER OR SALE OF THE NOTES WITHIN THE UNITED STATES BY A DEALER (AS DEFINED IN THE SECURITIES ACT) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IF SUCH OFFER OR SALE IS MADE OTHERWISE THAN IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT.

________________________________________
1 Note: If such Notes are Additional Notes, replace this date and insert the date that is four months and a day after the distribution date (as defined in National Instrument 45-102 – Resale of Securities) for such Notes

TEMBEC INDUSTRIES INC.
9% SENIOR SECURED NOTE DUE 2019

No. [144A][Reg. S]-[__]	NOTES CUSIP: [_________]
NOTES ISIN: [_________]

            Tembec Industries Inc., a corporation incorporated under the federal laws of Canada (the “Company,” which term includes any successor entities) for value received promises to pay to [__________] or its registered assigns, the principal sum of [______________________] UNITED STATES DOLLARS (US$[__________]) on December 15, 2019, and to pay interest thereon as hereinafter set forth.

Interest Payment Dates: June 15 and December 15, beginning [________], 20[__]

Record Dates: June 1 and December 1

Dated: [____________], 20[__]

            Reference is made to further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

            Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefits under the Indenture referred to on the reverse hereof or be valid or obligatory for any purpose.

            IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

TEMBEC INDUSTRIES INC.

By:
Name:
Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION
This is one (1) of the 9% Senior Secured Notes due 2019
referred to in the within-mentioned Indenture:
Dated: [___________], 20[__]

WILMINGTON TRUST, NATIONAL ASSOCIATION, not in its
individual capacity, but solely as Trustee

By:
Authorized Signatory

(Reverse of 9% Senior Secured Note)
9% Senior Secured Note due 2019
TEMBEC INDUSTRIES INC.

            Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

            (1)        Interest. Tembec Industries Inc., a corporation incorporated and existing under the federal laws of Canada (the “Company”), promises to pay interest on the principal amount of this Note at the rate of 9% per annum from [______________], 20[__] until maturity. The Company will pay interest in United States dollars (except as otherwise provided herein) semiannually in arrears on June 15 and December 15, commencing on [________], 20[__] or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date, except in the case of the original issuance of Notes, in which case interest shall accrue from the date of authentication. Interest will be calculated based on a 360-day year consisting of 12 months of 30 days.

             (2)        Method of Payment. The Company will pay interest on the Notes (except defaulted interest) on the applicable Interest Payment Date to the Persons who are registered Holders of Notes at the close of business on the June 1 and December 1 immediately preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as otherwise provided in the Indenture (as defined below). The Notes shall be payable as to principal of, premium, if any, interest, at the office or agency of the Company maintained for such purpose, or, at the option of the Company, with respect to Notes represented by definitive Notes; payment may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders, or, with respect to Notes represented by global Notes the Holders of which have provided the Company or the Paying Agent with wire transfer instructions, by wire transfer of immediately available funds to the account or accounts specified. Principal, premium, if any, interest, shall be considered paid for all purposes hereunder on the date the Paying Agent, if other than Tembec Inc. or a Subsidiary thereof, holds, as of 11:00 a.m. (New York City time), money deposited by the Company in immediately available funds and designated for and sufficient to pay all such principal, premium, if any, interest, then due. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

            Any payments of principal of and interest on this Note prior to the Stated Maturity shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. The amount due and payable at the maturity of this Note shall be payable only upon presentation and surrender of this Note at an office of the Paying Agent or the Paying Agent's agent appointed for such purposes.

            (3)        Paying Agent and Registrar. Initially, Wilmington Trust, National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. Tembec Inc. or any of its Subsidiaries may act in any such capacity.

            (4)        Indenture. The Company issued this Note under an Indenture, dated as of October 1, 2014 (the “Indenture”), among the Company, the Company's parent, Tembec Inc., as a guarantor, the other Guarantors, the Trustee and the Collateral Agent. The terms of this Note include those stated in the Indenture. To the extent the provisions of this Note are inconsistent with the provisions of the Indenture, the Indenture shall govern. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. The Notes issued on the Issue Date are senior secured Obligations of the Company limited to US$375,000,000 in aggregate principal amount. The Indenture permits the issuance of Additional Notes subject to compliance with certain conditions.

            (5)        Guarantees. The payment of principal and interest on the Notes is unconditionally guaranteed on a senior secured basis by Tembec Inc. and the other Guarantors to the extent set forth in and subject to the provisions of the Indenture.

            (6)        Optional Redemption.

            (a)        [Reserved].

            (b)        Optional Redemption on or After October 15, 2016. At any time and from time to time on and after October 15, 2016, the Company, at its option, may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior written notice, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date), if redeemed during the 12-month period beginning on October 15 of each of the years set forth below.

Year	Redemption Price
2014	104.500%
2015	102.250%
2016 and thereafter	100.000%

            (c)        Optional Redemption with Proceeds of Qualified Equity Offerings. At any time and from time to time prior to October 15, 2016, upon not less than 30 nor more than 60 days' prior written notice, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the outstanding Notes (including any Additional Notes) at a redemption price equal to 109.000% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date) if:

  such redemption is made with the net proceeds of one or more Qualified Equity Offerings;

  at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by Tembec Inc. or its Subsidiaries); and

  the redemption occurs within 90 days following the closing of such Qualified Equity Offering.

            (d)        Optional Redemption at Make-Whole Price. At any time and from time to time prior to October 15, 2016, upon not less than 30 nor more than 60 days' prior written notice, the Company, at its option, may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes, plus the Applicable Premium as of, and accrued and unpaid interest to but not including the redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date).

            (e)        Notice of any redemption or any redemption in respect of the Notes may, at the Company's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of any related Qualified Equity Offering. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice of redemption shall describe each such condition, and if applicable, shall state that, in the Company's discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date as stated in such notice, or by the redemption date as so delayed. The Company may provide in such notice that payment of the redemption price and performance of the Company's obligations with respect to such redemption may be performed by another Person.

            (f)        In addition to the foregoing, the Notes may be redeemed for special tax reasons in the circumstances described in Section 3.9 of the Indenture.

            (g)        If any Note is redeemed in part only, a new Note equal in principal amount to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Subject to any conditions, notes called for redemption become due on the date fixed for redemption. On and after the redemption date and interest will cease to accrue on Notes or portions of the Notes called for redemption.

            (h)        Notwithstanding any of the foregoing, notices of redemption may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a Discharge of this Indenture.

            (i)        The Company may at any time, and from time to time, purchase Notes by means other than redemption, whether in open market transactions or otherwise, subject to compliance with applicable securities laws.

            (7)        Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

            (8)        Notice of Redemption. Subject to Section 3.3 of the Indenture, notice of redemption will be mailed by first class mail (or, delivered electronically if held by DTC) at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. No Notes of US$2,000 principal amount or less will be redeemed in part.

            (9)        Repurchase at Option of Holder.

            (a)        Upon the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase (“Change of Control Offer”) all or any part (equal to US$2,000 or an integral multiple of US$1,000 in excess thereof) of each Holder's Notes at a purchase price (the “Purchase Price”) in cash equal to 101% of the principal amount of the Notes tendered, plus accrued and unpaid interest to but not including the Purchase Date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the Purchase Date) (the “Change of Control Payment”). For purposes of the foregoing, a Change of Control Offer shall be deemed to have been made if (i) within 30 days following a Change of Control, the Company commences an Offer to Purchase all outstanding Notes at the Purchase Price and (ii) all Notes validly tendered (and not withdrawn) pursuant to the Offer to Purchase are purchased in accordance with the terms of such Offer to Purchase. Any Change of Control Offer will be conducted in accordance with the procedures specified in Section 3.8 of the Indenture.

            (b)        If Tembec Inc. or any of its Restricted Subsidiaries consummates an Asset Sale, any Net Cash Proceeds therefrom that are not applied or invested as provided in the third paragraph of Section 4.10 of the Indenture within 365 days after the receipt of any Net Cash Proceeds from such applicable Asset Sale will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds US$15.0 million, within thirty days thereof, the Company will make an Offer to Purchase (“Asset Sale Offer”) to all Holders and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, in each case, equal to the maximum principal amount of Notes and such other Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any such Asset Sale Offer will be equal to 100% of the principal amount of the Notes purchased, plus accrued and unpaid interest to but excluding the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture and such remaining amount shall not be added to any subsequent Excess Proceeds for any purpose under the Indenture. If the aggregate principal amount of Notes and such other Pari Passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the Company will select such other Pari Passu Indebtedness to be purchased on a pro rata basis as between the Notes and Pari Passu Indebtedness. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero. Any Asset Sale Offer will be conducted in accordance with the procedures specified in Section 3.8 of the Indenture.

            (c)        Holders that are the subject of a Change of Control Offer or an Asset Sale Offer (each, an “Offer to Purchase”), will receive notice of an Offer to Purchase from the Company prior to any related Purchase Date and may elect to have such Notes purchased by completing the form titled “Option of Holder to Elect Purchase” appearing below.

            (10)      Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The transfer of the Notes may be registered and the Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company and the Registrar shall not be required (A) to issue, to register the transfer of or to exchange Notes during a period beginning at the opening of fifteen (15) days before the day of any mailing of a notice of redemption under Section (6) hereof and ending at the close of business on the day of mailing, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.

            (11)      Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.

            (12)      Discharge and Defeasance. Subject to the conditions set forth in the Indenture, the Company and the Guarantors at any time shall be entitled to terminate some or all of their obligations under the Indenture and the Notes or the Note Guarantees, as applicable, if the Company irrevocably deposits with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, for the payment of principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity, as the case may be; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer's Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption).

            (13)      Amendment, Supplement and Waiver. The Indenture, any Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

            (14)      Defaults and Remedies. The Events of Default relating to the Notes are defined in Section 6.1 of the Indenture. If an Event of Default (other than an Event of Default specified in Section 6.1(h) of the Indenture with respect to the Company or Tembec Inc.) occurs and is continuing, then and in every such case, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of the Notes and any accrued and unpaid interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind and annul such acceleration if (i) all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture and (ii) such rescission or annulment would not conflict with any decree of judgment of a court of competent jurisdiction.

            In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.1(f) of the Indenture has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.1(f) shall be remedied or cured by Tembec Inc. or such Restricted Subsidiary or waived by the holders of the relevant Debt within 30 Business Days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

            If an Event of Default specified in Section 6.1(h) occurs with respect to the Company or Tembec Inc., the principal amount of and any accrued and unpaid interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest on, any Note) if the Trustee determines that withholding notice is in the interests of the Holders.

            (16)      Trustee Dealings with the Company. The Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee.

            (17)      No Recourse Against Others. No past, present or future director, officer, employee, general or limited partner, incorporator or stockholder of the Company, Tembec Inc. or any of its Subsidiaries, as such, will have any personal liability for any obligations of the Company or any Guarantor by reason of his, her or its status as such director, officer, employee, stockholder, general partner, limited partner or incorporator, under the Notes Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws or other corporate laws, and it is the view of the SEC that such a waiver is against public policy.

            (18)      Authentication. This Note shall not be valid until authenticated by the signature of the Trustee or an authenticating agent.

            (19)      Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

            (20)      CUSIP, ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP, ISIN or other similar numbers in notices of redemption as a convenience to the Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

            (21)      Computation of Interest. For purposes of the Interest Act (Canada), whenever any interest or fee payable by the Company on the Notes is calculated using a rate based on a year of 360 days, such rate used pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360.

            The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Tembec Industries Inc.
800 Rene-Levesque Blvd., Suite 1050
Montreal, QC, Canada H3B 1X9
Facsimile: (514) 871-1980
Attention: General Counsel

ASSIGNMENT FORM

To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

(Insert assignee's legal name and soc. sec. or tax I.D. no.)

(Print or type assignee's name, address and zip code)

and irrevocably appoint __________________________________________________________________________ to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: __________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature guarantee:
(Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

OPTION OF HOLDER TO ELECT PURCHASE

            If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 (Asset Sales) or 4.14 (Change of Control) of the Indenture, as applicable, check the box below:

[   ] Section 4.10          [   ] Section 4.14

            If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, as applicable, state the amount you elect to have purchased: US$

Date: ___________________	Your Signature:
(Sign exactly as your name appears on the Note)

            Tax Identification No.:

Signature guarantee:
(Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR REGISTRATION
OF TRANSFER RESTRICTED NOTES BY A PERSON OTHER THAN THE COMPANY

Tembec Industries Inc.
800 Rene-Levesque Blvd., Suite 1050
Montreal, QC, Canada H3B 1X9
Facsimile: (514) 871-1980
Attention: General Counsel

Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Facsimile: (612) 217-5651
Attention: Tembec Industries Account Manager

Re:	Tembec Industries Inc.
9% Senior Secured Note due 2019
CUSIP #

            Reference is hereby made to that certain Indenture, dated October 1, 2014 (the “Indenture”), among Tembec Industries Inc. (the “Company”), the Guarantors party thereto, the Trustee and the Collateral Agent. Capitalized terms used but not defined herein shall have the meanings set forth in the Indenture.

            __________________________ (the “Transferor”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein in the principal amount of US$_________ in such Note[s] held in (check applicable space) ____ book-entry or _____ definitive form by the undersigned.

            The Transferor __________________ (check one (1) box below):

[ ]

hereby requests the Registrar to deliver in exchange for its beneficial interest in the Global Note held by the Depository a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above), in accordance with Section 2.6 of the Indenture; or

[ ]	hereby requests the Trustee to exchange or register the transfer of a Note or Notes to _____________(transferee).

            In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the expiration of the periods referred to in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), the Transferor confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE (1) BOX BELOW:

(1)	[ ]	to the Company or a subsidiary thereof; or

(2)	[ ]
inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (“Rule 144A”)) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule144A, in each case pursuant to and in compliance with Rule 144A; or

(3)	[ ]	outside the United States in an offshore transaction to a person other than a “U.S. person” within the meaning of Regulation S under the Securities Act, in compliance with Rule 904 thereunder.

Unless one (1) of the boxes is checked, the Registrar will refuse to register any of the Note[s] evidenced by this certificate in the name of any person other than the registered Holder thereof; provided that if box (2) or (3) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Note[s], in its sole discretion, such legal opinions, certifications and other information as the Trustee or the Company reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Signature

Signature guarantee:
(Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED.

            The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

[Name of Transferee]

Dated: _____________________________
NOTICE: To be executed by an executive officer

SCHEDULE OF EXCHANGES OF 9% SENIOR SECURED NOTES DUE 2019

            The following exchanges of a part of this Global Note for other 9% Senior Secured Notes due 2019 have been made:

			Principal Amount of	Signature of
			This Global Note	Authorized Officer of
	Amount of Decrease	Amount of Increase in	Following Such	Trustee or 9% Senior
	in Principal Amount of	Principal Amount of	Decrease	Secured Note due
Date of Exchange	This Global Note	This Global Note	(or Increase)	2019 Custodian

EXHIBIT B

[FORM OF CERTIFICATE TO BE DELIVERED
IN CONNECTION WITH TRANSFERS PURSUANT TO RULE 144A]

Tembec Industries Inc.
800 Rene-Levesque Blvd., Suite 1050
Montreal, QC, Canada H3B 1X9
Facsimile: (514) 871-1980
Attention: General Counsel

Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Facsimile: (612) 217-5651
Attention: Tembec Industries Account Manager

Re:	Tembec Industries Inc. (the “Company”)
9% Senior Secured Notes due 2019 (the “Notes”)

Ladies and Gentlemen:

            Reference is hereby made to the Indenture, dated as of October 1, 2014 (the “Indenture”), among the Company, the Guarantors, the Trustee and the Collateral Agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

            __________________________ (the “Transferor”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein. In connection with the Transferor's proposed sale of US$__________ aggregate principal amount at maturity of the Note[s], the Transferor hereby certifies that such transfer is being effected pursuant to and in accordance with Rule 144A (“Rule 144A”) under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the Note[s] are being transferred to a person that the Transferor reasonably believes is purchasing the Note[s] for its own account, or for one (1) or more accounts with respect to which such person exercises sole investment discretion, and such person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Note[s] are being transferred in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Note[s] will be subject to the restrictions on transfer enumerated in the Restricted Notes Legend printed on the QIB Global Note and in the Indenture and the Securities Act.

            The addressees of this letter are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferor]

By:
Authorized Signature

Signature guarantee:
(Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

B-1

EXHIBIT C

[FORM OF CERTIFICATE TO BE DELIVERED
IN CONNECTION WITH TRANSFERS
PURSUANT TO REGULATION S]

Tembec Industries Inc.
800 Rene-Levesque Blvd., Suite 1050
Montreal, QC, Canada H3B 1X9
Facsimile: (514) 871-1980
Attention: General Counsel

Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Facsimile: (612) 217-5651
Attention: Tembec Industries Account Manager

Re:	Tembec Industries Inc. (the “Company”)
9% Senior Secured Notes due 2019 (the “Notes”)

Ladies and Gentlemen:

            Reference is hereby made to the Indenture, dated as of October 1, 2014 (the “Indenture”), among the Company, the Guarantors, the Trustee and the Collateral Agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

            __________________________ (the “Transferor”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein. In connection with our proposed sale of US$________ aggregate principal amount at maturity of the Note[s], the Transferor confirms that such sale has been effected pursuant to and in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor represents that:

            (1)        the transfer of the Note[s] was not made to a person in the United States;

            (2)        either (a) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on the Transferor's behalf reasonably believed that the transferee was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on the Transferor's behalf knows that the transaction has been prearranged with a buyer in the United States;

            (3)        no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

            (4)        the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

            In addition, if the sale is made during a restricted period and the provisions of Rule 903(b) or Rule 904(b) of Regulation S are applicable thereto, the Transferor confirms that such sale has been made in accordance with the applicable provisions of Rule 903(b) or Rule 904(b), as the case may be. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Note[s] will be subject to the restrictions on transfer enumerated in the Restricted Notes Legend printed on the Regulation S Global Note and in the Indenture and the Securities Act.

C-1

            The addressees of this letter are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferor]

By:
Authorized Signature

Signature guarantee:
(Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

C-2

EXHIBIT D

[FORM OF CANADIAN GUARANTEE]

                          This Guarantee (this “Guarantee”), dated as of [___________], 20[__], is made, jointly and severally, by each of Tembec Inc., the other entities signatory hereto and those additional entities that hereafter become parties hereto by executing a counterpart signature page hereof substantially in the form of Appendix I hereto (each a “Guarantor” and collectively the “Guarantors”) in favour of and for the benefit of the Collateral Agent, for itself and as collateral agent for and on behalf of and for the benefit of the Trustee, the Holders (each as defined in the Indenture referenced below) (each, a “Guaranteed Party” and, collectively, the “Guaranteed Parties”). Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to such terms in the Indenture (as defined below).

WITNESSETH:

                          WHEREAS, reference is made to that certain Indenture, dated as of the date hereof (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), by and among Tembec Industries Inc. (the “Issuer”), the Guarantors, Wilmington Trust, National Association, as trustee, and Computershare Trust Company of Canada, as the Collateral Agent, pursuant to which the Issuer will issue US $375,000,000 9% Senior Secured Notes due 2019 (the “Original Notes”, and together with any Additional Notes, to the extent such Additional Notes constitute Permitted Additional Pari Passu Obligations, collectively, the “Notes”);

                          AND WHEREAS, each of the Guarantors is an Affiliate of the Issuer and each expects to realize substantial direct and indirect benefits as a result of the Issuer entering into the Indenture;

                          AND WHEREAS, the execution and delivery by each Guarantor of this Guarantee is a condition precedent under the Purchase Agreement dated as of September 24, 2014 (the “Purchase Agreement”) by and among the Issuer, the Guarantors and the initial purchasers of the Original Notes;

                          AND WHEREAS it is in the best interests of each Guarantor to execute and deliver this Guarantee and to perform its obligations hereunder;

                          NOW, THEREFORE, in consideration of the foregoing, to induce the Guaranteed Parties to enter into the Indenture and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Guarantors hereby agree as follows:

1.        GUARANTEE.

                          Each Guarantor hereby agrees that it is jointly and severally liable for, and, as primary obligor and not merely as surety, absolutely and unconditionally guarantees to the Guaranteed Parties the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of all principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under any of the Indenture, the Notes and any other Note Document (which Obligations shall include all reasonable costs and expenses including, without limitation, all court costs and attorneys' and paralegals' fees (including allocated costs of in-house counsel and paralegals) and expenses paid or incurred by the Guaranteed Parties in endeavoring to collect all or any part of the Obligations from, or in prosecuting any action against the Issuer, the other Guarantors or any other guarantor (collectively, the “Obligated Parties”) of all or any part of the Obligations (such costs and expenses, together with the Obligations, collectively the “Guaranteed Obligations”). Each Guarantor further agrees that the Guaranteed Obligations may be increased, extended, renewed or otherwise altered in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such increase, extension, renewal or alteration. All terms of this Guarantee apply to and may be enforced by or on behalf of any domestic or foreign branch or Affiliate of any Guaranteed Party that extended any portion of the Guaranteed Obligations.

2.        GUARANTEE OF PAYMENT.

                          This Guarantee is a guarantee of payment and not of collection. Each Guarantor waives any right to require any Guaranteed Party to sue an Obligated Party, or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

3.        NO DISCHARGE OR DIMINISHMENT OF GUARANTEE.

            (a)        Except as otherwise provided for herein, the obligations of each Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the payment in full in cash of the Guaranteed Obligations), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any judgment against the Guarantor; (iii) any change in the name, share capital, corporate or company existence, structure or ownership of the Obligated Parties, any Guarantor or any other guarantor of or other Person liable for any of the Guaranteed Obligations; (iv) any voluntary or involuntary liquidation, dissolution, winding-up, merger or amalgamation of the Issuer, the Guarantor or any other Obligated Party, by any sale or other disposition of all or substantially all of the assets of the Issuer, the Guarantor or such other Obligated Party, or by any judicial or extra-judicial receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, moratorium, arrangement, composition with creditors or other proceedings affecting the Issuer, the Guarantor or any other Obligated Party; (v) the existence of any claim, setoff or other rights which any Guarantor may have at any time against any Obligated Party, any Guaranteed Party, or any other Person, whether in connection herewith or in any unrelated transactions or (vi) to the fullest extent permitted by applicable law, any other circumstances which might otherwise constitute a defence available to, or a discharge of, any other Obligated Party in respect of the Guaranteed Obligations or of a Guarantor in respect of its guarantee it being the intent of the Guarantors that liability to the Guaranteed Parties under this Guarantee shall be absolute and unconditional under any and all circumstances and shall not be discharged except by payment in full in cash of the Guaranteed Obligations.

            (b)        The obligations of each Guarantor hereunder are not subject to any defence or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of this Guarantee, any other Note Document, any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

            (c)        Further, the obligations of any Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of any Guaranteed Party to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, unenforceability or invalidity of any indirect or direct security or collateral for the obligations of the Obligated Parties for all or any part of the Guaranteed Obligations or any obligations of any other guarantor of or other Person liable for any of the Guaranteed Obligations under this Guarantee or any of the Note Documents; (iv) any action or failure to act by any Guaranteed Party with respect to any collateral securing any part of the Guaranteed Obligations; (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Guarantor or that would otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than the indefeasible payment in full in cash of the Guaranteed Obligations); or (vi) assignment of all or any part of the benefits of this Guarantee.

4.        DEFENCES WAIVED.

                          To the fullest extent permitted by applicable law, each Guarantor hereby waives any defence based on or arising out of any defence of the Obligated Parties or any Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of the Obligated Parties or any Guarantor, other than the indefeasible payment in full in cash of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Guarantor irrevocably waives any requirement of notice or acceptance hereof or other formality relating to the obligations of any Guarantor hereunder, promptness, diligence, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party, or any other Person. The Collateral Agent may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any security or collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Guarantor under this Guarantee except to the extent the Guaranteed Obligations have been fully and indefeasibly paid in cash. To the fullest extent permitted by applicable law, each Guarantor waives any defence arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any Obligated Party or any security.

5.        INDEMNITY.

                   As an original and independent obligation under this Guarantee, each Guarantor shall:

(a)

indemnify the Guaranteed Parties and keep the Guaranteed Parties fully indemnified against any cost, loss, expense or liability of whatever kind resulting from the failure by any Obligated Party to make due and punctual payment of any of the Guaranteed Obligations of such Obligated Party or resulting from any of the Guaranteed Obligations of any Obligated Party being or becoming void, voidable, unenforceable or ineffective against such Obligated Party (including, but without limitation, all reasonable legal and other costs, charges and expenses incurred by the Guaranteed Parties in connection with preserving or enforcing, or attempting to preserve or enforce, their rights under this Guarantee); and

(b)	pay on demand the amount of such cost, loss, expense or liability whether or not the Collateral Agent has attempted to enforce any rights against the Obligated Parties or any other Person.

6.        REINSTATEMENT; STAY OF ACCELERATION.

            (a)        If at any time any payment of any portion of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of the Obligated Parties or otherwise, each Guarantor's obligations under this Guarantee with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not any Guaranteed Party is in possession of this Guarantee. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of the Obligated Parties, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Guarantors forthwith on demand by the Collateral Agent.

            (b)        In the case of the receivership, interim receivership, sequestration, administration, liquidation, winding-up, dissolution or bankruptcy of the Issuer (whether voluntary or involuntary) or any similar proceeding in respect of the Issuer for the relief from or otherwise affecting creditors of the Issuer, or in the event that the Issuer shall make any assignment for the general benefit of creditors, an arrangement (other than a solvent reorganization or arrangement involving the Issuer), a compromise, or composition with its creditors (each, an “Insolvency Proceeding”), the Guaranteed Parties shall have the right to rank for their full claims and to receive all dividends or other payments in respect thereof until their claims have been paid in full and each Guarantor shall continue to be liable to the Guaranteed Parties for any balance which may be owing to the Guaranteed Parties by the Issuer. If any amount shall be paid to a Guarantor in connection with an Insolvency Proceeding at any time when all Guaranteed Obligations shall not have been indefeasibly paid in full in cash, such amount shall be held in trust for the benefit of the Guaranteed Parties and shall forthwith be paid to the Collateral Agent on its own behalf and for and on behalf of the Guaranteed Parties to be credited and applied against the Guaranteed Obligations, whether matured or unmatured.

7.        DIRECT BENEFIT; INFORMATION.

                          Each Guarantor expressly represents and warrants to the Guaranteed Parties that the issuance of Notes under the Indenture is and will be of direct or indirect interest, benefit and advantage to such Guarantor. Each Guarantor further assumes all responsibility for being and keeping itself informed of the Obligated Parties' financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs under this Guarantee, and agrees that no Guaranteed Party shall have any duty to advise any Guarantor of information known to it regarding those circumstances or risks.

8.        TAXES.

                          The provisions of Section 4.19 of the Indenture are hereby incorporated mutatis mutandi to apply to the Guaranteed Obligations, the Guarantors and any payments in connection with this Guarantee.

9.        MAXIMUM LIABILITY.

                          The provisions of this Guarantee are severable, and in any action or proceeding involving any provincial corporate law, or any federal, provincial or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under this Guarantee would otherwise be held or determined to be avoidable, invalid or unenforceable on account of the amount of such Guarantor's liability under this Guarantee, then, notwithstanding any other provision of this Guarantee to the contrary, the amount of such liability shall, without any further action by the Guarantors or any Guaranteed Party be automatically limited and reduced to the highest amount that is valid and enforceable asdetermined in such action or proceeding (such highest amount determined hereunder being the relevant Guarantor's “Maximum Liability”). This Section with respect to the Maximum Liability of each Guarantor is intended solely to preserve the rights of each Guaranteed Party to the maximum extent not subject to avoidance under applicable law, and no Guarantor nor any other person or entity shall have any right or claim under this Section with respect to such Maximum Liability, except to the extent necessary so that the obligations of any Guarantor hereunder shall not be rendered voidable under applicable law. Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Guarantor without impairing this Guarantee or affecting the rights and remedies of any Guaranteed Party hereunder, provided that, nothing in this sentence shall be construed to increase any Guarantor's obligations hereunder beyond its Maximum Liability.

10.      LIABILITY CUMULATIVE.

                          The liability of each Guarantor under this Guarantee is in addition to and shall be cumulative with all liabilities of such Guarantor to the Guaranteed Parties under the other Note Documents to which such Guarantor is a party or in respect of any obligations or liabilities of the Issuer or the other Obligated Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

11.      SUBORDINATION; SUBROGATION.

                          Each Guarantor hereby agrees that any indebtedness of the Obligated Parties now or hereafter owing to, or held by any Guarantor, whether heretofore, now or hereafter created, is hereby subordinated and postponed to all of the Guaranteed Obligations (provided that such subordination and postponement shall not prevent payments of such indebtedness absent the occurrence of an Event of Default) and, following the occurrence and during the continuance of an Event of Default, such indebtedness shall be collected, enforced and received by such Guarantor as trustee for the Guaranteed Parties and, if the Collateral Agent so requests, paid over or delivered to the Collateral Agent on account of the Guaranteed Obligations. Without limiting the foregoing, no Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any Guaranteed Party, or any collateral, until the Obligated Parties have fully performed all their Guaranteed Obligations and the Guaranteed Obligations have been indefeasibly paid in full in cash. Any payment received in violation of any of the provisions hereof shall be deemed to have been received by such Guarantor as trustee for the Guaranteed Parties, shall be segregated from other property and funds of such Guarantor and shall be paid over or delivered to the Collateral Agent in the same form as so received (with any necessary endorsement or assignment) immediately on account of the Guaranteed Obligations and all other amounts payable under this Guarantee or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guarantee thereafter arising, but without otherwise affecting in any manner such Guarantor's liability hereof. Each Guarantor agrees to file all claims against the Obligated Parties in any bankruptcy or other proceeding in which the filing of claims is required by law in respect of any amounts owed to it by the Obligated Parties. If for any reason a Guarantor fails to file such claim at least ten Business Days prior to the last date on which such claim should be filed, such Guarantor hereby irrevocably appoints the Collateral Agent as its true and lawful attorney-in-fact and the Collateral Agent is hereby authorized to act as attorney-in-fact in such Guarantor's name to file such claim or, in the Collateral Agent's discretion, to assign such claim to and cause proof of claim to be filed in the name of the Collateral Agent or its nominee. In all such cases, whether in administration, bankruptcy or otherwise, the Person or Persons authorized to pay such claim shall pay to the Collateral Agent the full amount payable on the claim in the proceeding, and, to the full extent necessary for that purpose, each Guarantor hereby assigns to the Collateral Agent all of such Guarantor's rights to any payments or distributions to which such Guarantor otherwise would be entitled. If the amount so paid is greater than such Guarantor's liability hereunder, the Collateral Agent shall pay the excess amount to the party entitled thereto.

12.      DEFAULT; REMEDIES.

                          The obligations of each Guarantor hereunder are independent of and separate from the Guaranteed Obligations. If any Guaranteed Obligation is not paid when due, or upon any Event of Default under the Indenture, the Collateral Agent may, and at the request of the Guaranteed Parties (pursuant to the terms of the Indenture) shall, proceed directly and at once, without notice, against any Guarantor to collect and recover the full amount or any portion of the Guaranteed Obligations then due, without first proceeding against the Obligated Parties, any other Guarantor or any other guarantor of the Guaranteed Obligations, or against any Collateral under the Note Documents or joining the Obligated Parties or any other guarantor in any proceeding against any Guarantor.

                          The Collateral Agent may, at its sole discretion, appropriate moneys received to such of the Guaranteed Obligations and in such order, as it sees fit, and may change any appropriation at any time.

13.      CONTINUING GUARANTEE; IRREVOCABILITY.

                          This Guarantee shall be a continuing guarantee and shall be operative and binding and the obligations and liabilities of each Guarantor hereunder shall be irrevocable until such time as all of the Guaranteed Obligations have been indefeasibly paid in full in cash and all other obligations then owing under the Indenture have been terminated; provided, that, solely to the extent permitted by the provisions of the Indenture, the Collateral Agent shall release any Guarantor from its obligations hereunder in accordance with Section 11.6 of the Indenture, including, without limitation, if (i) such Person ceases to be a Restricted Subsidiary of Tembec Inc. in connection with a sale, transfer or other disposition of Capital Stock of such Person or all or substantially all of the assets of such Person are sold or otherwise disposed of in a transaction permitted by the Indenture or such Person shall have been liquidated or dissolved in a transaction permitted by the Indenture, (ii) the legal defeasance of the Notes under Section 8.2 of the Indenture occurs or the covenant defeasance of the Notes under Section 8.3 of the Indenture occurs, (iii) the Notes are satisfied or discharged in accordance with Section 8.8 of the Indenture, (iv) such Guarantor becomes an Immaterial Subsidiary and the Trustee receives an Officer's Certificate (as such term is defined in the Indenture) certifying same in accordance with the Indenture, (iv) such Person is designated an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture or (v) such Person is released from this Guarantee with the consent of the holders of the requisite percentage of Notes in accordance with the applicable provisions of the Indenture. Upon termination of this Guarantee and at the written request of the Guarantors or their respective successors or assigns, and at the cost and expense of the Obligated Parties or the Guarantors or their respective successors or assigns, the Collateral Agent shall execute such instruments, documents or agreements, as are reasonably necessary to evidence such termination.

14.      SETOFF.

                          If an Event of Default shall have occurred and be continuing or if any Guarantor or the Issuer becomes insolvent, however evidenced, each Guaranteed Party and each Affiliate of a Guaranteed Party is hereby authorized at any time and from time to time, to the fullest extent permitted by law, without notice to such Guarantor (any such notice being expressly waived by such Guarantor) to set off and apply any and all amounts (general or special, time or demand, provisional or final but excluding trust accounts) at any time held and other obligations at any time owing by such Guaranteed Party or Affiliate to or for the credit or the account of such Guarantor or the Issuer against any of and all the Guaranteed Obligations then due and payable held by such Guaranteed Party, irrespective of whether or not such Guaranteed Party shall have made any demand under the Indenture and although such obligations owing by such Guaranteed Party or Affiliate may be unmatured. The rights of each Guaranteed Party under this Section 14 are in addition to other rights and remedies (including other rights of setoff) which such Guaranteed Party may have.

15.      NO MARSHALLING.

                          Each Guarantor consents and agrees that no Guaranteed Party or Person acting for or on behalf of any Guaranteed Party shall be under any obligation to marshal any assets in favour of any Guarantor or against or in payment of any or all of the Guaranteed Obligations.

16.      REPRESENTATIONS AND WARRANTIES; COVENANTS.

Each Guarantor makes the following representations, warranties and agreements:

(a)

Each Guarantor is duly organized or formed, as applicable, and is validly existing as a corporation, limited partnership, limited liability company or other entity, as applicable, in good standing under the laws of the jurisdiction of its organization or formation, as applicable, has all corporate, partnership, limited liability company or other entity, as applicable, power and authority to conduct its business as now conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except where the failure to be so qualified and in good standing, individually or in the aggregate, could not reasonably be expected to result in a material adverse effect.

(b)

The execution, delivery and performance by such Guarantor of this Guarantee and its obligations hereunder are within such Guarantor's corporate, company or partnership powers and have been duly authorized by all necessary corporate, company, partnership action. This Guarantee has been duly executed and delivered by such Guarantor and constitutes a valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, except as the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and (ii) general equitable principles (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(c)

Each Guarantor has, independently and without reliance upon any Guaranteed Party and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Guarantee and each other Note Document to which it is a party, and such Guarantor has established adequate means of obtaining from the Issuer and each other Guarantor on a continuing basis information pertaining to, and is now and on a continuing basis will be completely familiar with, the financial condition and assets of the Issuer and such other Guarantors.

(d)	Each representation and warranty made in the Purchase Agreement by the Issuer and the Guarantors with respect to such Guarantor is true and correct as of the date hereof.

(e)

Until such time as the Guaranteed Obligations have been paid in full in cash and all other obligations under the Indenture have been terminated, such Guarantor will perform and observe, and will cause each of its Subsidiaries to perform and observe, all of the terms, covenants, and agreements set forth in the Note Documents on its or their part to be performed or observed or that the Issuer or Tembec Inc. has agreed to cause such Guarantor or its Subsidiaries to perform or observe, in each case so as not to give rise to a Default or an Event of Default under the Indenture.

17.      SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

                          The representations and warranties of each Guarantor made in this Guarantee for the benefit of the Guaranteed Parties are material, shall survive the execution and delivery of this Guarantee and shall continue in full force and effect until such time as the Guaranteed Obligations have been paid in full in cash and all other obligations then owing under the Indenture have been terminated or, as to any Guarantor, until such Guarantor is released from this Guarantee.

18.      RELIANCE ON REPRESENTATIONS AND WARRANTIES.

                          Each Guarantor acknowledges that the Guarantee Parties are relying on such representations and warranties notwithstanding any investigation made by or on behalf of either the Collateral Agent or the other Guaranteed Parties at any time.

19.      NOTICES.

                          All notices and other communications provided for herein shall be made at the addresses, in the manner and with the effect provided in the Indenture, provided, however, that for this purpose, the address of each Guarantor shall be the one specified opposite its signature below.

20.      ENFORCEMENT; AMENDMENTS; WAIVER.

                          No failure or delay on the part of any Guaranteed Party in the exercise of any right, power, privilege or remedy arising under this Guarantee, the Indenture, the Notes, any other Note Document or otherwise shall operate as a waiver thereof, and no single or partial exercise by any such Person of any such right or remedy shall preclude any other or further exercise thereof or the exercise of any other right or remedy and no course of dealing between any Guarantor and any Guaranteed Party shall operate as a waiver thereof. No modification or waiver of any term or provision of this Guarantee shall be effective unless the same shall be set forth in writing duly signed and delivered by the Guarantors and the Collateral Agent; provided that any addition of a Guarantor pursuant to Section 24 hereof shall not constitute a modification hereto for purposes of this Section 20. Failure by any Guaranteed Party at any time or times hereafter to require strict performance by the Obligated Parties, any Guarantor, any other guarantor of all or any part of the Guaranteed Obligations or any other Person of any provision, warranty, term or condition contained in any Note Document now or at any time hereafter executed by any such Persons and delivered to any Guaranteed Party shall not waive, affect or diminish any right of any Guaranteed Party at any time or from time to time thereafter to demand strict performance thereof and such right shall not be deemed to have been waived by any act or knowledge of any Guaranteed Party, or its respective agents, officers or employees, unless such waiver is contained in an instrument in writing, directed and delivered to the Obligated Parties or such Guarantor, as applicable, specifying such waiver, and is signed by the party or parties necessary to give such waiver under the Indenture. No waiver of any Event of Default by any Guaranteed Party shall operate as a waiver of any other Event of Default or any recurrence of such Event of Default on a future occasion, and no action by any Guaranteed Party permitted hereunder shall in any way affect or impair this Guarantee or any right, power, privilege or remedy of any Guaranteed Party hereunder or the obligations of any Guarantor under this Guarantee. Any determination by a court of competent jurisdiction of the amount of any principal or interest owing by the Obligated Parties to a Guaranteed Party shall be conclusive and binding on each Guarantor irrespective of whether such Guarantor was a party to the suit or action in which such determination was made. The remedies provided in this Guarantee are cumulative and are not exclusive of any other remedies provided by any other Indenture or by law.

21.      SUCCESSORS AND ASSIGNS.

                          This Guarantee shall be binding upon each Guarantor and its respective successors and assigns and shall inure to the benefit of the Guaranteed Parties and their successors and assigns, provided, however, that, no Guarantor may transfer, or otherwise assign, any of its obligations hereunder without the prior written consent of the Collateral Agent except as otherwise permitted by the Indenture.

22.      SEVERABILITY.

                          To the extent permitted by law, any provision of this Guarantee held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

23.      LIMITATIONS ACT , 2002 (ONTARIO).

                          Each Guarantor acknowledges and agrees that the Collateral Agent may demand payment in accordance with the terms of this Guarantee and commence proceedings against the Guarantor in respect of any claim pursuant to this Guarantee at any time while any of the Guaranteed Obligations remain unpaid, notwithstanding any limitation period under the Limitations Act, 2002 (Ontario) or any other applicable law and, to the fullest extent permitted by law, all limitation periods under such Act or other applicable law are hereby expressly excluded. For greater certainty, each Guarantor acknowledges that this Guarantee is a “business agreement” within the meaning of subsection 22(6) of the Limitations Act, 2002 (Ontario).

24.      JOINDER.

                          Any other Person (including any new Subsidiary of the Issuer or any Guarantor that is required to become a party to this Guarantee pursuant to the Indenture) may become a Guarantor by executing and delivering to the Guaranteed Parties a counterpart signature page hereto substantially in the form of Appendix I hereto and upon the execution and delivery of such counterpart signature page to the Collateral Agent shall become a Guarantor hereunder and shall become bound by the terms and provisions hereof with the same force and effect as if originally named a Guarantor herein. The obligations of each Guarantor hereunder shall remain in full force and effect notwithstanding the addition of any new Guarantor hereunder.

25.      COLLATERAL.

                          Each Guarantor hereby acknowledges and agrees that its obligations under this Guarantee are secured pursuant to the terms and provisions of the Canadian Security Agreement made between such Guarantor and the Collateral Agent, as collateral agent and on behalf of and for the benefit of the Trustee and the holders of the Notes.

26.      GOVERNING LAW; JURISDICTION; CONSENT TO SERVICE OF PROCESS.

                          THIS GUARANTEE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE IN SUCH PROVINCE.

                          EACH GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF ANY U.S. FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK, NEW YORK OR ANY COURT OF THE PROVINCE OF ONTARIO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTEE, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR PROVINCE OF ONTARIO OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL OR PROVINCIAL COURT. EACH GUARANTOR AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS GUARANTEE SHALL AFFECT ANY RIGHT THAT THE COLLATERAL AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS GUARANTEE AGAINST ANY GUARANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

Each Guarantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guarantee in any court referred to in this Section 26. Each Guarantor hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Each Guarantor and each Guaranteed Party by its acceptance of the benefits hereof irrevocably consents to service of process in the manner provided for notices in Section 19 hereof. Nothing in this Guarantee will affect the right of any party to this Guarantee to serve process in any other manner permitted by law.

27.      WAIVER OF JURY TRIAL.

                          EACH GUARANTOR AND EACH GUARANTEED PARTY BY ITS ACCEPTANCE OF THE BENEFITS HEREOF HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTEE (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

28.      WAIVER OF CONSEQUENTIAL DAMAGES.

                          Each Guarantor hereby irrevocably and unconditionally waives, to the maximum extent not prohibited by law, any right it may have to claim or recover any special, exemplary, punitive or consequential damage in any legal action or proceeding in respect of this Guarantee and any other Note Document.

29.      TIME OF ESSENCE.

                          Time shall be of the essence of this Guarantee.

30.      HEADINGS.

                          Article and Section headings used herein are for convenience of reference only, are not part of this Guarantee and shall not affect the construction of, or be taken into consideration in interpreting, this Guarantee.

31.      COUNTERPARTS.

                          This Guarantee and any amendments, waivers, consents or supplements hereto or in connection herewith may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

                          To evidence the fact that it has executed this Guarantee or any other document contemplated by or delivered under or in connection with this Guarantee, a party may transmit a copy of its executed counterpart to all other parties thereto by facsimile (fax) or by electronic mail and, unless the parties agree to some other date as the date of delivery, the transmitting party shall be deemed to have delivered this Guarantee on the date it transmitted such counterpart by facsimile (fax) or by electronic mail or such later date as the transmitting party specifies in a written notice to the other parties given with or prior to the transmission of its executed counterpart.

                          Any party transmitting an executed counterpart of this Guarantee or such other document by facsimile (fax) or electronic mail shall promptly thereafter deliver to the other parties a counterpart bearing its original signature (but any failure or delay in so doing, shall not derogate in any way from the sufficiency or effectiveness of that party having transmitted its executed counterpart by facsimile (fax) or electronic mail).

                          The signature of an individual executing this Guarantee (or any notice, certificate or other document contemplated by this Guarantee) on behalf of a party, if sent and received by electronic mail or facsimile (fax) transmission, will be deemed to be genuine in the absence of evidence to the contrary and thus effective in the hands of the recipient, and binding upon the individual whose signature it reproduces and upon the party on whose behalf that individual signed, for all purposes and with the same effect as if it were the original signature of that individual.

32.      ENTIRE AGREEMENT.

                          This Guarantee, taken together with all of the other Note Documents executed and delivered by the Guarantors, represents the entire agreement and understanding of the parties hereto and supersedes all prior understandings, written and oral, relating to the subject matter hereof.

33.      JUDGMENT CURRENCY.

                          The provisions of Section 12.17 of the Indenture, together with all related definitions and ancillary provisions, are hereby incorporated into this Guarantee by this reference as though specifically set forth in this Section 33.

[SIGNATURE PAGES FOLLOW]

            IN WITNESS WHEREOF, the parties hereto have caused this Guarantee to be duly executed by their respective authorized officers as of the day and year first above written.

Notice Address:	[GUARANTOR]

[ ]	By:
Name:
Attention: [ ]		Title:
Fax: [ ]

Appendix I to Canadian Guarantee

[Form of Counterpart Signature Page to Guarantee]

                          By signing below, [each of] the undersigned becomes a Guarantor under the Canadian Guarantee dated as of October 1, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Guarantee”), in favour of and for the benefit of the Guaranteed Parties (as defined in the Guarantee), to which this signature page is attached and is made a part, and agrees that, upon the execution and delivery of this signature page to the Collateral Agent, it is bound by the terms, conditions and obligations thereof applicable to it as a “Guarantor” under the Guarantee and further represents and warrants to the Collateral Agent that (i) the representations and warranties made by it as a “Guarantor” thereunder are true and correct on as of the date hereof and (ii) this Form of Counterpart Signature Page to Guarantee has been duly executed and delivered by it.

[Address]	[•]

Telecopier: [•]	By:
Attention: [•]		Name:
Title:

EXHIBIT E

FORM OF SUPPLEMENTAL INDENTURE

TEMBEC INDUSTRIES INC.

as Issuer

and

THE GUARANTORS PARTY HERETO

____________________

9% SENIOR SECURED NOTES DUE 2019
____________________

SUPPLEMENTAL INDENTURE

DATED AS OF [               ]
____________________

WILMINGTON TRUST, NATIONAL ASSOCIATION

     as Trustee
_____________________

COMPUTERSHARE TRUST COMPANY OF CANADA

as Collateral Agent

            This SUPPLEMENTAL INDENTURE, dated as of [               ] is by and among Tembec Industries Inc., a corporation incorporated and existing under the federal laws of Canada (the “Company”), each of the parties identified under the caption “Guarantors” on the signature page hereto (the “Guarantors”), Wilmington Trust, National Association, as trustee (in such capacity and not in its individual capacity, the “Trustee”) and Computershare Trust Company of Canada, as collateral agent (in such capacity and not in its individual capacity, the “Collateral Agent”).

RECITALS

            WHEREAS, the Company, the Trustee and the Collateral Agent entered into an Indenture, dated as of October 1, 2014 (the “Indenture”), pursuant to which the Company initially issued US$375,000,000 in principal amount of 9% Senior Secured Notes due 2019 (the “Notes”).

            WHEREAS, Section 9.1(9) of the Indenture provides that the Company, the Guarantors, the Trustee and the Collateral Agent may supplement the Indenture in order to add Guarantors pursuant to Sections 4.17, 11.8 and 11.9 thereof, without the consent of the Holders; and

            WHEREAS, all acts and procedures prescribed by the Indenture to make this Supplemental Indenture a legally valid and binding instrument on the Company, the Guarantors, the Trustee and the Collateral Agent, in accordance with its terms, have been duly done and performed;

            NOW, THEREFORE, in compliance with the provisions of the Indenture and in consideration of the above premises, the Company, the Guarantors, the Trustee and the Collateral Agent covenant and agree for the equal and proportionate benefit of the respective Holders of the Notes as follows:

            1.        This Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes.

            2.        This Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the Company, the Guarantors, the Trustee and the Collateral Agent.

            3.        From this date, by executing this Supplemental Indenture, the Guarantors whose signatures appear below are subject to the provisions of the Indenture to the extent applicable.

            4.        Except as specifically modified herein, the Indenture and the Notes are in all respects ratified and confirmed (mutatis mutandis) and shall remain in full force and effect in accordance with their terms with all capitalized terms used herein without definition having the same respective meanings ascribed to them as in the Indenture.

            5.        Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee or the Collateral Agent by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee and the Collateral Agent subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee and the Collateral Agent with respect hereto.

            6.        No past, present or future director, officer, employee, incorporator, stockholder, partner, member or joint venturer of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, any Note Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

            7.        NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

            8.        The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of such executed copies together shall represent the same agreement. Delivery of an executed counterpart of a signature page to this Supplemental Indenture by telecopier, facsimile or other electronic transmission (i.e. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof.

[NEXT PAGE IS SIGNATURE PAGE]

            IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

TEMBEC INDUSTRIES INC.

By:
Name:
Title:

[GUARANTORS]

By:
Name:
Title:

[ADDITIONAL GUARANTORS]

By:
Name:
Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Collateral Agent

By:
Name:
Title:

By:
Name:
Title: